As filed with the Securities and Exchange Commission on August 25, 2010
Registration No. 333-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Solar EnerTech Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	98-0434357
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

655 West Evelyn Avenue, Suite #2
Mountain View, CA 94041
(650) 688-5800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Leo Shi Young
President and Chief Executive Officer
Solar EnerTech Corp.
655 West Evelyn Avenue, Suite #2
Mountain View, CA 94041
(650) 688-5800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Eric Wang, Esq.	Robert Charron, Esq.
Yem Mai, Esq.	Weinstein Smith LLP
DLA Piper LLP (US)	420 Lexington Ave.
2000 University Ave.	New York, NY 10170
East Palo Alto, CA 94303	(212) 616-3007
(650) 833-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Security To be Registered	Proposed Maximum Aggregate Offering Price (2)			Amount of Registration Fee (3)
[•] shares of Common Stock, par value $0.001 per share	$	[•	]	$	[•	]
Warrants to purchase [•] shares of Common Stock	$	[•	]	$	[•	]
[•] shares of Common Stock issuable upon exercise of Warrants	$	[•	]	$	[•	]
Total		$7,000,000.00			$499.10

(1)
There are being registered hereunder such indeterminate number of shares of common stock and warrants to purchase common stock, as shall have an aggregate initial offering price not to exceed $7,000,000. The securities registered also include such indeterminate number of shares of common stock as may be issued upon exercise of warrants or pursuant to the antidilution provisions of the warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus Dated August 25, 2010

         [•] Units,
each consisting of 1 share of Common Stock and
a Warrant to purchase [•] shares of Common Stock

We are offering up to [•] units, each consisting of 1 share of our common stock, par value $0.001 per share, and a warrant to purchase [•] shares of our common stock at an exercise price equal to [•] of the unit price, subject to adjustment. The warrants will be exercisable on or after the applicable closing date of this offering through and including the close of business on the fifth anniversary of the date of issuance.  The units will not be certificated and the common stock and warrants will be immediately separable and will be separately transferable immediately upon issuance.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “SOEN.”  On [●], 2010, the closing price for our common stock on the OTCBB was $[●] per share.

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment.  See “Risk Factors” beginning on page 8 of this prospectus for factors you should consider before buying our securities.  You should carefully read this prospectus before you invest in our securities.

	Per Share	Total
Public Offering Price	$	$
Placement Agent’s Fees (1)	$	$
Offering Proceeds, before expenses, to us	$	$

(1) The placement agent will also be entitled to a non-accountable expense allowance equal to 1% of the aggregate public offering price and will receive warrants to purchase 5% of the aggregate number of shares of our common stock sold in this offering.

Rodman & Renshaw, LLC has agreed to act as our placement agent in connection with this offering. In addition, the placement agent may engage one or more sub-placement agents or select dealers.  The placement agent is not purchasing or selling any of the units in this offering and is not required to sell any specific number or dollar amount of securities, but will assist us in this offering on a “best efforts” basis.  We have agreed to indemnify the placement agent against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the placement agent may be required to make in respect thereof.  See “Plan of Distribution” beginning on page 70 of this prospectus for more information on this offering and the placement agent arrangement.

We are not required to sell any specific dollar amount or number of units, but will use our best efforts to sell all of the units being offered.  This offering expires on the earlier of (i) the date upon which all of the units being offered have been sold, or (ii) [●], 2010.  We expect that delivery of the securities being offered pursuant to this prospectus will be made to purchasers on or about [●], 2010.  In either event, the offering may be closed without further notice to you.  There is no minimal purchase requirement, no funds are required to be escrowed and all net proceeds will be available to the Company at closing for us as set forth in “Use of Proceeds” beginning on page 25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Rodman & Renshaw, LLC
Sole Placement Agent

The date of this prospectus is                      , 2010

You should rely only on the information contained in this prospectus. We have not, and the placement agent has not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.  We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information that we believe are reliable as of their respective dates, while other information is based on our internal sources.

Our trademarks include “Solar EnerTech” and “SolarE.” All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

i

PROSPECTUS SUMMARY

The following summary contains basic information about us and the units that we are offering. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully read and consider this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated, the terms “Solar EnerTech,” “Company,” “we,” “us” and “our” refer to Solar EnerTech Corp. and its subsidiaries.

Our Business

Solar EnerTech Corp. is a solar product manufacturer based in Mountain View, California, with low-cost operations located in Shanghai, China.  Our principal products are monocrystalline silicon and polycrystalline silicon solar cells and solar modules. Solar cells convert sunlight to electricity through the photovoltaic effect, with multiple solar cells electrically interconnected and packaged into solar modules to form the building blocks for solar power generating systems. We primarily sell solar modules to solar panel installers who incorporate our modules into their power generating systems that are sold to end-customers located in Europe, Australia, North America and China.

We have established our manufacturing base in Shanghai, China to capitalize on the cost advantages offered in manufacturing of solar power products.  In our 67,107-square-foot manufacturing facility, we operate two 25MW solar cell production lines and a 50MW solar module production facility.  We believe that the choice of Shanghai, China for our manufacturing base provides us with convenient and timely access to key resources and conditions to support our growth and low-cost manufacturing operations.

We have been able to increase sales since our inception in 2006. Although our efforts to reach profitability have been adversely affected by the global recession, credit market contraction and volatile polysilicon market, during fiscal year 2009 we had significantly improved our operational results by restructuring our management team, with a focus on our sales team, streamlining our procurement and production process and implementing various quality control and cost cutting programs. Consequently, gross margin has significantly improved and operational costs have been reduced.

Our Industry

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic (PV) effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, polycrystalline silicon and thin film technologies. Crystalline silicon technology is currently the most commonly used.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009 resulting from the global recession, credit market contraction and volatile polysilicon market, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy and increasing availability of financing for solar power projects. Although selling prices for solar power products, including the average selling prices of our products, have generally stabilized at levels substantially below pre-crisis prices, there is no assurance that such prices may not decline again. In addition, demand for solar power products is significantly affected by government incentives adopted to make solar power competitive with conventional fossil fuel power. The widespread implementation of such incentive policies, as has occurred in many countries in Europe, Asia Pacific and North America, has significantly stimulated demand, whereas reductions or limitations on such policies, as have recently been announced in Germany, Spain and South Korea, can reduce demand for such products. We have taken mitigating efforts to reduce this risk by developing customers in other emerging markets and in our established markets. We are currently expanding our niche market, which are customers who are often underserved by major manufacturers who prefer to sell solar product in large volumes. Accordingly, we believe that demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy.

We believe the following factors will drive demand in the global solar power industry, including demand for our products:

•	environmental and other advantages of solar power;

•	long-term growth in demand for alternative sources of energy;

•	government incentives for solar power; and

•	decreasing costs of producing solar energy.

We believe the following are the key challenges presently facing the solar power industry:

•	higher cost of solar power compared with other sources of energy to consumers;

•	difficulties in obtaining cost-effective financing for solar power projects;

•	continual reliance on government subsidies and incentives;

•	volatility of prices in the polysilicon and solar power product markets; and

•	need to promote awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

•	our focus on niche, “emerging markets” and “emerging customers” in existing markets not typically covered by the major solar manufacturers;

•	our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition;

•	our strategic locations provide us with convenient access to key resources and conditions to support our low-cost manufacturing operations; and

•	our modern production equipment enable us to enhance our productivity.

Our Strategy

In order to achieve our goal of becoming a leading supplier of solar power products, we intend to pursue the following principal strategies:

•
continuing to diversify our customer base with a focus on quality, service and competitive pricing, but with a focus on niche, “emerging markets” and “emerging customers” in existing markets not typically covered by the major solar manufacturers;

•	developing a vertically integrated business model where we can produce wafers to capture additional margin;

•	raising additional capital or borrowings to continue to prudently invest in the coordinated expansion of our production capacity to add 50MW, to bring our total manufacturing capacity to 100MW;

•
continuing to enhance our research and development capability with a focus on improving our manufacturing processes to increase overall cell efficiency, reduce our average cost and improve the quality of our products;

•	establishing regional sales and support offices and warehouses in Central Europe and North America to expand our sales and marketing network and enhance our sales and marketing channels; and

•	establishing strategic alliances with medium and small installers, who also serve as distributors, and system integrators and securing silicon raw material supplies at competitive cost.

Our Challenges

We believe that the following are some of the major challenges, risks and uncertainties that may materially affect us:

•
we have a limited amount of cash to fund our operations and we may not be able to secure external financing when needed; and if available, financing may not be obtained on terms favorable to us or our stockholders;

•
we may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products or the price at which we can charge may decline, which may reduce our sales and earnings;

•	a significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations;

•	our limited operating history makes it difficult to evaluate our results of operations and prospects;

•
notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our sales from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our sales and harm our results of operations;

•	our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings;

•	we may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition;

•	volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition; and

•
fluctuations in exchange rates could adversely affect our results of operations because the currency we generally do business in is the RMB Yuan, our financial statements are expressed in U.S. dollars and a significant portion of our sales and expenses are denominated in foreign currencies.

Please see “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Our Corporate History and Information

Solar EnerTech Corp. was originally incorporated under the laws of the State of Nevada on July 7, 2004.  In April  2006, we changed our name to Solar EnerTech Corp. and in August 2008, we reincorporated to the State of Delaware.  Our principal executive offices are located at 655 West Evelyn Avenue, Suite #2, Mountain View, CA  94041, and our telephone number is (650) 688-5800.  Our website is located at www.solarE-power.com.  The information on, or accessible through, our websites does not constitute a part of, and is not incorporated into, this prospectus.

The Offering

Securities Offered by Us	Up to [●] units. Each unit will consist of 1 share of our common stock and a warrant to purchase [●] shares of our common stock.

Offering Price	$[●] per unit

Description of Warrants
The warrants will be exercisable on or after the applicable closing date of this offering through and including close of business on the fifth anniversary of the date of issuance at an exercise price equal to [●]% of the unit price.

Common Stock Outstanding After the Offering	[●] shares

Use of Proceeds
We are required to utilize a portion of the net proceeds to repay a portion of our Series B-1 Note.  We intend to use the remaining net proceeds from this offering for working capital proceeds, capital expenditures and general corporate purposes. See “Use of Proceeds” on page 25 for more information on the use of proceeds.

Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 8.

OTCBB symbol	“SOEN”

The number of shares of our common stock to be outstanding after the closing of this offering is based on 169,793,496 shares outstanding as of June 30, 2010 and excludes the following shares potentially issuable as of that date:

•
15,000,000 shares of common stock reserved for issuance under our Amended and Restated 2007 Equity Incentive Plan, including 2,140,000 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.49 per share;

•	12,100,000 shares of common stock available for issuance under our 2008 Restricted Stock Plan;

•	55,229,796 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.18 per share.

•
13,343,739 shares of common stock issuable upon the conversion of our outstanding Series B-1 Note (assumes no repayment of any amounts outstanding under the Series B-1 Note and that the noteholder has provide notice to increase its maximum beneficial ownership percentage limit in us to above 4.99%);

•	320,000 shares of common stock that we have committed to issue to our public relations firm; and

•
the shares of common stock issuable upon exercise of the warrants included in the offered units and the shares of common stock issuable upon exercise of the warrant issued to Rodman & Renshaw, LLC as our placement agent.

Unless we specially state otherwise, the share information in this prospectus is as of June 30, 2010 and reflects or assumes no exercise of outstanding options or warrants to purchase or conversion of convertible securities into shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial information contains consolidated statements of income data for the three and nine months ended June 30, 2010 and the years ended September 30, 2009, 2008 and 2007 and the consolidated balance sheet data as of June 30, 2010 and September 30, 2009, 2008 and 2007.  The consolidated statements of income data and balance sheet data were derived from the audited consolidated financial statements.  Such financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements starting on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statements of Income

			For the Fiscal Years Ended September 30,
	Q3 2010	Q1-Q3 2010	2009	2008	2007

Sales	16,355,000	51,799,000	32,835,000	29,412,000	5,573,000
Cost of sales	(15,051,000)	(47,637,000)	(33,876,000)	(33,104,000)	(5,934,000)
Gross profit (loss)	1,304,000	4,162,000	(1,041,000)	(3,692,000)	(361,000)

Operating expenses:
Selling, general and administrative	2,475,000	7,243,000	9,224,000	11,778,000	11,865,000
Research and development	54,000	287,000	700,000	702,000	198,000
Loss on debt extinguishment	0	18,549,000	527,000	4,240,000
Impairment loss on property and equipment	0	0	960,000	0
Total operating expenses	2,529,000	26,079,000	11,411,000	16,720,000	12,063,000
		0
Operating loss	(1,225,000)	(21,917,000)	(12,452,000)	(20,412,000)	(12,424,000)
		0
Other income (expense):
Interest income	1,000	5,000	16,000	87,000	62,000
Interest expense	(59,000)	(5,383,000)	(3,998,000)	(1,035,000)	(1,086,000)
Loss on issuance of convertible notes				0	(15,209,000)
Gain (loss) on change in fair market value of compound embedded derivative	717,000	1,115,000	770,000	13,767,000	(200,000)
Gain (loss) on change in fair market value of warrant liability	1,393,000	4,369,000	1,344,000	13,978,000	(290,000)
Impairment loss on investment	(1,000,000)	(1,000,000)
Other income (expense)	(485,000)	(929,000)	139,000	(846,000)	(285,000)
Net loss	(658,000)	(23,740,000)	(14,181,000)	5,539,000	(29,432,000)

Net loss per share - basic	(0.00)	(0.18)	(0.16)	0.07	(0.38)
Net loss per share - diluted	(0.00)	(0.18)	(0.16)	(0.18)	(0.38)

Weighted average shares outstanding - basic	156,502,573	128,327,753	87,817,762	75,944,461	78,396,108
Weighted average shares outstanding - diluted	156,502,573	128,327,753	87,817,762	98,124,574	78,396,108

Consolidated Balance Sheets

	June 30, 2010	September 30, 2009	September 30, 2008	September 30, 2007

ASSETS
Current assets:
Cash and cash equivalents	2,662,000	1,719,000	3,238,000	3,908,000
Accounts receivable, net of allowance for doubtful account of $96,000 and $96,000 at June 30, 2010 and September 30, 2009, respectively	13,544,000	7,395,000	1,875,000	913,000
Advance payments and other	347,000	799,000	3,175,000	6,500,000
Inventories, net	4,987,000	3,995,000	4,886,000	5,708,000
Deferred financing costs, net of accumulated amortization	0	1,250,000	0	0
VAT receivable	422,000	334,000	2,436,000	480,000
Other receivable	173,000	408,000	730,000	110,000
Total current assets	22,135,000	15,900,000	16,340,000	17,619,000
Property and equipment, net	9,407,000	10,509,000	12,934,000	3,215,000
Investment	0	1,000,000	1,000,000	0
Deferred financing costs, net of accumulated amortization	0	0	1,812,000	2,540,000
Deposits	101,000	87,000	701,000	1,741,000
Other assets	730,000	0	0	0
Total assets	32,373,000	27,496,000	32,787,000	25,115,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	12,286,000	5,794,000	1,771,000	2,891,000
Customer advance payment	420,000	27,000	96,000	1,603,000
Accrued interest expense	0	0	0	615,000
Accrued expenses	2,474,000	1,088,000	910,000	507,000
Accounts payable and accrued liabilities, related parties	5,773,000	5,646,000	5,450,000	3,969,000
Demand note payable to a related party	0	0	0	450,000
Demand notes payable	0	0	0	700,000
Derivative liabilities	0	178,000	0	0
Short-term loans	729,000	0	0	0
Convertible notes, net of discount	0	3,061,000	0	0
Total current liabilities	21,682,000	15,794,000	8,227,000	10,735,000
Convertible notes, net of discount	1,542,000	0	85,000	7,000
Derivative liabilities	562,000	0	980,000	16,800,000
Warrant liabilities	1,044,000	2,068,000	3,412,000	17,390,000
Total liabilities	24,830,000	17,862,000	12,704,000	44,932,000

STOCKHOLDERS' EQUITY:
Common stock - 400,000,000 shares authorized at $0.001 par value 169,793,496 and 111,406,696 shares issued and outstanding at June 30, 2010 and September 30, 2009, respectively	170,000	111,000	112,000	79,000
Additional paid in capital	96,881,000	75,389,000	71,627,000	39,192,000
Other comprehensive income	2,554,000	2,456,000	2,485,000	592,000
Accumulated deficit	(92,062,000)	(68,322,000)	(54,141,000)	(59,680,000)
Total stockholders' equity	7,543,000	9,634,000	20,083,000	(19,817,000)
Total liabilities and stockholders' equity	32,373,000	27,496,000	32,787,000	25,115,000

RISK FACTORS

Any investment in our common stock involves a high degree of risk.  Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock.  Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur.  The trading price could decline due to any of these risks, and an investor may lose all or part of an investor’s investment.  Some of these factors have affected our financial condition and operating results in the past or are currently affecting our company.  This prospectus also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

We have a limited amount of cash to fund our operations.  To the extent we do not raise sufficient cash in our offering, our growth prospects and future profitability may be materially adversely affected and we may not be able to continue as a going concern.

As of June 30, 2010, we had cash and cash equivalents of $2.7 million. We will require a significant amount of cash to fund our operations.  In order to continue as a going concern, in addition to raising capital in the offering, we will need to continue to generate new sales while controlling our costs.  If we are unable to successfully generate enough revenues to cover our costs, we only have limited cash resources to bear operating losses.  To the extent our operations are not profitable, we may not continue as a going concern.

We may be adversely affected by volatile market and industry trends and, in particular, the demand or pricing for our solar power products may decline, which may reduce our sales and earnings.

We are affected by solar power market and industry trends. Beginning in the fourth fiscal quarter 2008, many of our key markets, including Belgium, Germany, and Australia, experienced a period of economic contraction and significantly slower economic growth. In particular, from late 2008 through mid 2009, the credit crisis, weak consumer confidence and diminished consumer and business spending contributed to a significant slowdown in market demand for solar power products.  Meanwhile, manufacturing capacity for solar power products increased during the same period.  This resulted in prices for solar power products declining significantly.   These same trends continued for the remainder of 2009 and caused prices for solar power products to continue to decline.

In addition, many of our customers and end-users of our products depend on debt financing to fund the initial capital expenditure required to purchase our products. Due to the global credit crisis, our customers and end-users have experienced difficulty in obtaining financing or have experienced an increase in the cost of financing.  This may have affected their decision on whether to purchase our products and/or the timing of their purchases.  The global economy has begun recovering since the first half of 2009 and this resulted in an increased availability of financing for solar power projects.  Taken in conjunction with decreased average selling prices for solar power products, demand for solar power products has increased since the second half of 2009. However, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.

Also, demand for solar power products is influenced by available supply and prices for other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy like solar. If these negative market and industry trends continue and the prices of our solar power products continue to decrease as a result, our business and results of operations may be materially and adversely affected.

A significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations.

A majority of our products sold are eventually incorporated into solar power systems. We believe that the near-term growth of the market for solar power systems depends substantially on government incentives because the cost of solar power continues to substantially exceed the cost of conventional power in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Countries in Europe, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and reduced dependency on other forms of energy.  However, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits.

A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target overseas markets, could cause demand for our products and our sales to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. A significant reduction in the scope or discontinuation of government incentive programs, especially those in the target markets of our major customers, could cause demand for our products and our sales to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We have taken mitigating efforts to reduce this risk by developing customers in other emerging markets and in our established markets. We are currently expanding our niche market, which are customers who are often underserved by major manufacturers who prefer to sell solar product in large volumes. Accordingly, we believe that demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy

We have a history of losses and negative operating cash flows, which may continue if we do not continue to increase our sales and/or further reduce our costs.

While we have been able to increase sales since our inception, we have generated an operating loss in each financial period since inception. After various cost cutting efforts, our operational expenses have been reduced significantly. In order to improve our profitability, we will need to continue to generate new sales while controlling our costs. As we plan on continuing to invest to grow our business, we may not be able to successfully generate sufficient sales to reach profitability. Our ability to achieve profitability also depends on the growth rate of the photovoltaic portion of the market, the continued market acceptance of photovoltaic products, the competitiveness of our products as well as our ability to provide new products and services to meet the demands of our customers. If we fail to reduce the cash consumption from operations and to generate cash from these other sources on a timely basis, or if the cash requirements of our business change as the result of changes in terms from vendors or other causes, we could no longer have the cash resources required to run our business.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been operating since 2006 and have limited operating history.  Our future success will require us to scale up our production capacity beyond our existing capacity and further expand our customer base.  Although we have experienced sales growth in certain periods, we cannot assure you that our sales will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past sales growth experienced by us should not be taken as indicative of the rate of sales growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to manufacture and sell new products in a volatile and challenging market.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our sales from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our sales and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. For the nine fiscal months ended June 30, 2010 and the fiscal years ended September 30, 2009 and 2008, sales to three, four and one customers, respectively, exceeded 10% of our sales and accounted for approximately 76.28%, 70.74% and 38.15%, respectively, of our sales.   Consequently, any one of the following events may cause material fluctuations or declines in our sales and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more significant customers;

•	loss of one or more significant customers and failure to identify additional or replacement customers;

•	failure of any significant customers to make; and

•	timely payment for products.

We cannot assure you that these customers will continue to generate significant sales for us or that we will be able to maintain these customer relationships.  We also cannot assure you that we will be successful in diversifying our number of customers, which diversification in itself may create additional financial risk.  In addition, our business is affected by competition in the market for products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

Our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings.

Our future success depends, to a large extent, on our ability to expand our production capacity, increase vertical integration and continue technological development of cell efficiencies. If we are able to raise sufficient capital, we plan to increase our annual silicon solar cell and module production capacity from 50 MW to approximately 100 MW.  If we are unable to do so, we will not be able to attain the production capacity and desired level of economies of scale in our operations or cut the marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. This expansion has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and is subject to significant risks and uncertainties, including:

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in order to finance our production capacity expansion, we will need to raise additional capital beyond what is raised by this offering through bank borrowings or the issuance of our equity or debt securities, which may not be available on reasonable terms or at all, and which could be dilutive to our existing stockholders;

•
we will be required to obtain government approvals, permits or documents of similar nature with respect to any acquisitions or new expansion projects, and we cannot assure you that such approvals, permits or documents will be obtained in a timely manner or at all;

•
we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that does not meet our specifications, and other operating difficulties; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.

In addition, we may have limited access to financing to fund working capital requirements, or may have to adjust the terms of our contracts with our suppliers or customers to accommodate their requests, or our suppliers and customers may be unable to perform their obligations under our existing contracts with them.  For example, if we are required to prepay for raw materials or to buy equipment for our manufacturing facilities, we will need to maintain sufficient working capital for such payments and we may not be unable to obtain on reasonable terms to finance such payments or at all.  The occurrence of any of these events would affect our ability to achieve economies of scale and higher utilization rates, which may in turn hinder our ability to increase vertical integration and expand our production capacity as planned.

Volatility in the prices of raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

We procure raw materials primarily through spot market purchases.  We expect that the prices of raw materials may become increasingly volatile, making our procurement planning challenging. For example, if we refrain from entering into more fixed-price, long-term supply contracts, we may miss opportunities to secure long-term supplies of raw materials at favorable prices if the price of raw materials increases significantly in the future.

On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines.  If we fail to obtain silicon wafers, our key raw material from the spot market, due to the volatility of raw material prices, we may be unable to manufacture our products.  If we are able to manufacture our products, our products may be available at a higher cost or after a long delay in connection with our efforts to obtain silicon wafers.  The inability to obtain silicon wafers could prevent us from delivering our products to potential customers and meeting their required quantities and prices that are profitable to us. The failure to obtain materials and components that meet quality, quantity and cost requirements in a timely manner could impair our ability to manufacture products or increase our expected costs, or could cause us to experience order cancellations and loss of market share.  In each case, our business, financial condition and results of operations may be materially and adversely affected.

We currently do not have sufficient funds to meet the registered capital requirement for our Yizheng subsidiary and Shanghai subsidiary.

On January 15, 2010, we incorporated a wholly-owned subsidiary in Yizheng, Jiangsu Province of China to supplement our existing production facilities to meet increased sales demands.  The subsidiary was formed with a registered capital requirement of $33 million, of which $23.4 million is to be funded by October 16, 2011.  As of June 30, 2010, the outstanding registered capital requirement for the Yizheng subsidiary was $23.4 million.  In addition, our wholly-owned subsidiary in Shanghai, China has a registered capital requirement of $47.5 million and as of June 30, 2010, our paid-in-capital was approximately $31.96 million, with the remaining balance of $15.54 million to be originally funded by September 21, 2010. In August 2010, the Company received the approval of the Shanghai government to extend the funding requirement date by nine months to June 2011. In order to fund the registered capital requirement, we will have to raise funds or otherwise obtain the approval of local authorities to reduce the amount of registered capital for each of our subsidiaries. We cannot assure you that we will be able to raise funds or obtain local authority approval to reduce the amount of registered capital. See “Note 12 — Commitments and Contingencies”, in the notes to consolidated financial statements for the quarter ended June 30, 2010.

We may not have sufficient funds to complete construction of a manufacturing facility in Yizheng as required.

On February 8, 2010, we acquired land use rights of a parcel of land at the price of approximately $0.7 million. This piece of land is 68,025 square meters and is located in Yizheng, Jiangsu Province of China, which will be used to house our second manufacturing facility. As part of the acquisition of the land use right, we are required to complete construction of the facility by February 8, 2012. We cannot assure you that we will have sufficient funds to complete construction of the facility by the required date or obtain local authority approval to delay such required date. See “Note 12 — Commitments and Contingencies”, in the notes to consolidated financial statements for the quarter ended June 30, 2010.

We have not fully funded our research and development commitments with Shanghai University

Pursuant to a joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, we committed to fund the establishment of laboratories and completion of research and development activities. We committed to invest no less than RMB 5 million each year for the first three years and no less than RMB 30 million cumulatively for the first five years. Due to the delay in the progress of research and development activities, the amount of $1.7 million originally committed to be paid during fiscal years 2009 and 2008 has not been paid as of June 30, 2010, as Shanghai University has not incurred the additional costs to meet its research and development milestones and therefore has not made the request for payments. If we fail to make such payments when requested, we may be deemed to be in breach of the agreement. If we are unable to correct the breach within the requested time frame, Shanghai University could seek compensation of up to an additional 15% of the total committed amount for approximately $0.7 million. As of June 30, 2010, the Company is not in breach as it has not received any additional compensation requests from Shanghai University. We, however, cannot assure you that we will be able to fund our commitments to Shanghai University when requested to do so. See “Note 12 — Commitments and Contingencies”, in the notes to consolidated financial statements for the quarter ended June 30, 2010.

The terms of one of our debt instruments contains certain requirements and covenants which limit our ability to raise funds. In addition, if we fail to comply with our covenants, our debt may be accelerated.

Our Series B-1 Note contains certain provisions which, under certain circumstances, require us to redeem certain amounts of the indebtedness in an equity financing. In connection with certain future equity financings that we may pursue, we would be required to utilize a portion of the proceeds towards redemption of our Series B-1 Note, which may make it more difficult for us to raise capital.  In addition, our credit facility with Industrial Bank Co., Ltd. (“IBC”) contains provisions whereby IBC can demand repayment of outstanding debt if we do not comply with any of the covenants, including but not limited to, maintaining our creditworthiness, complying with all our contractual obligations, providing true and accurate records as requested by IBC, fulfillment of other indebtedness (if any), maintaining our business license and continuing operations, ensuring our financial condition does not deteriorate, remaining solvent, and other conditions, as defined in the credit facility agreement. Since certain of the covenants are broadly constructed and subjective in nature, IBC may have the right to demand repayment of any outstanding debt as it may determine in its own discretion.

Our dependence on a limited number of suppliers for a substantial majority of raw materials, especially our silicon wafers, could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased sales and loss of market share.

In 2008 and 2009, our five largest suppliers supplied in the aggregate approximately 53.2% and 70.8%, respectively, of our total silicon wafer material purchases by value. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased sales and loss of market share. In general, the failure of a supplier to supply silicon wafer materials that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of silicon wafer materials to us may adversely affect our business, financial condition and results of operations.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for solar cells and solar modules are intensely competitive.  As we build up our solar cell and solar module production capacity and increase the output of our products, we compete with manufacturers of solar cells and solar modules both outside as well as inside China.  Outside China, our competitors include BP Solar, Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. In China, our primary competitors are Suntech Power Holding’s Co., Ltd., Trina Solar Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd., Nanjing PV-Tech Co., Ltd, Canadian Solar Inc., JA Solar Holdings Co. Ltd. and Solarfun Power Holdings Co., Ltd.  We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we do.  They may also have existing relationships with suppliers of silicon wafers, which may give them an advantage in the event of a silicon shortage.

Moreover, we expect an increase in the number of competitors entering our markets over the next few years. The key barriers to entry into our industry at present consist of availability of financing and availability of experienced technicians and executives familiar with the industry. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into our industry, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of monocrystalline or polycrystalline wafers without compromising product quality. For example, some companies are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than monocrystalline or polycrystalline solar power products. These alternative photovoltaic products may cost less than those based on monocrystalline or polycrystalline technologies while achieving the same level of conversion efficiency, and therefore, may decrease the demand for monocrystalline and polycrystalline wafers, which may adversely affect our business prospects and results of operations.

In addition, the solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products do not develop or takes longer to develop than we anticipate, sufficient sales may not develop, which may have an adverse effect on our business and results of operations.

The solar power market is at a relatively early stage of development and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry is not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar power technology proves unsuitable for widespread adoption or if the demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient sales to become profitable or sustain profitability. In addition, demand for solar power products in targeted markets, including China, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and the demand for solar power products, including:

•	cost-effectiveness of solar power products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of solar power products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biofuels;

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fluctuations in economic and market conditions that affect the viability of conventional and non- solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient sales to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and net loss to increase.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies enabling them to produce silicon wafers that could yield higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our sales and net loss to increase.

We face risks associated with the marketing, distribution and sale of PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We market PV products outside of China. The marketing, international distribution and sale of PV products exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our anticipated products;

•	inability to obtain, maintain or enforce intellectual property rights; and

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trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our anticipated products and make us less competitive in some countries.

A significant portion of our sales and expenses are now denominated in foreign currencies. It has not been our recent practice to engage in the hedging of foreign currency transactions to mitigate foreign currency risk. For example, if the Euro depreciates against the RMB Yuan, the currency use to purchase most of our raw materials, then our profits may be negatively impacted because a large amount of our sales are in Euros and US dollars. We are attempting to limit the impact of a declining Euro by quoting our prices in U.S. dollars, but this exposes us to the fluctuations between the RMB Yuan and the US dollar.  Therefore, fluctuations in the value of foreign currencies have and can continue to have a negative impact on the profitability of our global operations, which would seriously harm our business, results of operations, and financial condition.

We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.

Historically, most of our revenues are primarily denominated in Euros and US dollars and greater than the majority of our operating expenses and costs of sales are denominated in the RMB Yuan, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the RMB Yuan and the U.S. dollar and the Euro and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to RMB Yuan, a depreciation in the U.S. dollar relative to the RMB Yuan could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the RMB Yuan. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock following the completion of this offering could be adversely affected.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of solar power and make it less desirable, thereby decreasing the demand for our products, harming our business, prospects, results of operations and financial condition.

In addition, we anticipate that solar power products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection, and metering and related matters. Any new government regulations or utility policies pertaining to solar power products may result in significant additional expenses to the users of solar power products and, as a result, could eventually cause a significant reduction in demand for our products.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers of our raw materials. We will also need to raise funds for the expansion of our production capacity and other investing activities, as well as our research and development activities in order to remain competitive.  Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Our research and development initiatives may fail to enhance manufacturing efficiency or quality of our products.

We are making efforts to improve our manufacturing processes and improve the conversion efficiency and quality of our products. We plan to focus our research and development efforts on improving each step of our production process, making us an industry leader in technological innovation. In addition, we undertake research and development to enhance the quality of our products. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield products with expected quality. In addition, the failure to realize the intended benefits from our research and development initiatives could limit our ability to keep pace with rapid technological changes, which in turn would hurt our business and prospects.

Failure to achieve satisfactory production volumes of our products could result in a decline in sales.

The production of solar cells and solar modules involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. We have from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. This would result in higher marginal production costs and lower than expected output, which could have a material adverse effect on our results of operations.

Because a majority of our products are sold with warranties extending for 25 years, problems with product quality or product performance may cause us to incur warranty expenses. If these expenses are significant, they could have a material adverse affect on our business and results of operations.

Our standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a ten-year and twenty-five-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery.  Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped the product and recognized the sale. Because our products are new to the market, we are not able to evaluate their performance for the entire warranty period before we offer them for sale. If our products fail to perform as expected and we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be adversely affected.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards and labor disputes.

We may experience earthquakes, floods, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, and we also use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

Our CEO and a significant stockholder collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other stockholders.

As of June 30, 2010, our director, president and chief executive officer, Leo Shi Young, beneficially owns 15,284,286 shares of our common stock, or approximately 9.0%, of our common stock.   As of June 30, 2010, The Quercus Trust, which nominated David Anthony and David Field to our Board of Directors, beneficially owns 125,734,189 shares of our common stock, or approximately 59.2%, of our common stock.   Therefore, our CEO and The Quercus Trust have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common stock. On the other hand, if our chief executive officer and the Quercus Trust are in favor of any of these actions, these actions may be taken even if they are opposed by our other stockholders, including you and those who invest in our common stock.

 We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We carry limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry.  However, we have not sought to protect our intellectual property and proprietary knowledge by applying for patents for them. We use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our anticipated products or subject us to injunctions prohibiting the manufacture and sale of our anticipated products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our anticipated products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our president and chief executive officer and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our future success depends to a significant extent on Leo Shi Young, our president and chief executive officer. We do not maintain key man life insurance on our executive officers. If Mr. Young becomes unable or unwilling to continue in his present position, we may not be able to replace him readily. In that case our business could be severely disrupted, and we may incur substantial expenses to recruit and retain new officers.  Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our products and manufacturing processes, is vital to maintain the quality of our products and improve our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. We are required to comply with all People’s Republic of China, or PRC, national and local environmental protection regulations. Under such regulations, we are prohibited from commencing commercial operations of our manufacturing facilities until we have obtained the relevant approvals from PRC environmental protection authorities. In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmental, safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

We are subject to corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We face corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations subsequently adopted by the SEC and the Public Company Accounting Oversight Board. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. In particular, under SEC rules, we are required to include management’s report on internal controls as part of our annual reports pursuant to Section 404 of the Sarbanes-Oxley Act. The financial cost of compliance with these laws, rules and regulations is expected to be substantial. We cannot assure you that we will be able to fully comply with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters. Failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition and the value of our securities.

Our management discovered material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements, which could cause inventors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In connection with our 2009 financial statement audit, our management identified material weaknesses.  The conclusion that our disclosure controls and procedures were not effective was due to the lack of finance and accounting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP. Our fiscal 2009 financial reporting close process was ineffective in recording certain transactions according to the applicable accounting pronouncement, preventing amounts from being incorrectly classified in our statement of cash flows and preparing certain critical financial statement disclosures. Our plan to remediate the material weakness primarily consisted of hiring finance and accounting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and training, educating and equipping our existing personnel on U.S. GAAP accounting matters.  We have improved the training, education and equipment of our accounting personnel in U.S. GAAP, hired a new accounting supervisor and engaged a consulting firm to provide us with professional advice on how to improve our disclosure controls and procedures.  We are, however, still looking to hire additional finance and accounting personnel.  Accordingly, management has determined that this control deficiency continues to constitute a material weakness. Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

            We are in the process of implementing the following measures to remediate these material weaknesses: (a) hiring additional financial reporting and accounting personnel with relevant account experience, skills, and knowledge in the preparation of financial statements under the requirements of U.S. GAAP; and (b) continuing to work with internal and external consultants to improve the process for collecting and reviewing information required for the preparation of financial statements. Material weaknesses in internal control over financial reporting may materially impact our reported financial results and the market price of our stock could significantly decline. Additionally, adverse publicity related to a material failure of internal control over financial reporting could have a negative impact on our reputation and business.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our anticipated products and materially and adversely affect our competitive position.

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which benefit us and some of which may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has reduced state ownership of productive assets, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our anticipated products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in the demand for our anticipated products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our business through a subsidiary in China. This subsidiary is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We conduct a substantial portion of our operations in China and the majority of our assets are located in China. In addition, all of our executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or in China against us or upon our executive officers, including with respect to matters arising under United States federal securities laws or applicable state securities laws. Moreover, there is uncertainty that the courts of China would enforce judgments of United States courts against us or our directors and officers based on the civil liability provisions of the securities laws of the United States or any state, or entertain an original action brought in China based upon the securities laws of the United States or any state.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

Foreign exchange transactions by our Shanghai subsidiary under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange (SAFE).  We will need to fund our Shanghai subsidiary by means of capital contributions.  We cannot assure you that we will be able to obtain government approvals on a timely basis, if at all, with respect to future capital contributions by the U.S. Company to our Shanghai subsidiary. If we fail to receive such approvals, our ability to use the proceeds we have received from our fund raising to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES

Our stock price is volatile. There is no guarantee that the shares you purchase will appreciate in value or that you will be able to sell your shares at a price that is greater than the price you paid for them.

The trading price of our common stock has been and continues to be subject to fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, the operating and stock performance of other companies that investors may deem comparable and news reports relating to trends in the marketplace, among other factors. Significant volatility in the market price of our common stock may arise due to factors such as:

•	our developing business;

•	a continued negative cash flow;

•	relatively low price per share;

•	relatively low public float;

•	variations in quarterly operating results;

•	general trends in the industries in which we do business;

•	the number of holders of our common stock; and

•	the interest of securities dealers in maintaining a market for our common stock.

We cannot guarantee you that the shares you purchase will appreciate in value or that you will be able to sell the shares at a price equal to or greater than what you paid for them.

The OTC Bulletin Board is a quotation system, not an issuer listing service, market or exchange. Therefore, buying and selling stock on the OTC Bulletin Board is not as efficient as buying and selling stock through an exchange. As a result, it may be difficult for you to sell your common stock or you may not be able to sell your common stock for an optimum trading price.

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last sale prices and volume limitations in over-the-counter securities. Because trades and quotations on the OTC Bulletin Board involve a manual process, the market information for such securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available. The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price. Execution of trades, execution reporting and the delivery of legal trade confirmations may be delayed significantly. Consequently, one may not be able to sell shares of our common stock at the optimum trading prices.

When fewer shares of a security are being traded on the OTC Bulletin Board, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Lower trading volumes in a security may result in a lower likelihood of an individual’s orders being executed, and current prices may differ significantly from the price one was quoted by the OTC Bulletin Board at the time of the order entry.

Orders for OTC Bulletin Board securities may not be canceled or edited like orders for other securities. All requests to change or cancel an order must be submitted to, received and processed by the OTC Bulletin Board. Due to the manual order processing involved in handling OTC Bulletin Board trades, order processing and reporting may be delayed, and an individual may not be able to cancel or edit his order. Consequently, one may not able to sell shares of common stock at the optimum trading prices. The dealer’s spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of securities on the OTC Bulletin Board if the common stock or other security must be sold immediately. Further, purchasers of securities may incur an immediate “paper” loss due to the price spread. Moreover, dealers trading on the OTC Bulletin Board may not have a bid price for securities bought and sold through the OTC Bulletin Board. Due to the foregoing, demand for securities that are traded through the OTC Bulletin Board may be decreased or eliminated.

We are subject to the penny stock rules and these rules may adversely affect trading in our common stock.

Our common stock is a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our common stock, decreases liquidity of our common stock and increases transaction costs for sales and purchases of our common stock as compared to other securities.

There may be a limited market for our securities and we may fail to qualify for another listing.

In the event that our common stock fails to qualify for continued inclusion on OTC Bulletin Board, our common stock could become quoted in what are commonly referred to as the “pink sheets.” Under such circumstances, it may be more difficult to dispose of, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain investors, such as financial institutions and hedge funds.

We have raised substantial amounts of capital in private placements and if we inadvertently failed to comply with the applicable securities laws, ensuing rescission rights or lawsuits would severely damage our financial position.

Some securities offered in our private placements were not registered under the Securities Act of 1933, as amended, or any state “blue sky” law in reliance upon exemptions from such registration requirements. Such exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements or any of such exemptions, investors would have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek such rescission or prevail in any such suit, we would face severe financial demands that could materially and adversely affect our financial position. Financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock currently is reported on the OTC Bulletin Board, as well as the issuance of warrants or convertible securities at a discount to market price.

RISKS RELATED TO THIS OFFERING

You will experience immediate and substantial dilution if you invest in this offering.

As a purchaser in this offering, you will suffer immediate dilution of $[•] per share in net tangible book value, based on the assumed sale of [•] units, assumed offering expenses of $[•], and an assumed per share price of $[•] for each share included in a unit, which price was the closing price of our common stock on [•], 2010.

The exercise of outstanding options and warrants, 2,140,000 and 55,229,796 of which were outstanding and exercisable, respectively, as of June 30, 2010 may result in further dilution. Certain of the warrants contain anti-dilution provisions that will be triggered in the event the per unit offering price is less than $0.69 in the case of warrants for an aggregate of 507,247 shares of our common stock, and less than $0.57 in the case of warrants for an aggregate of 1,510,528 shares of our common stock. These warrants contain “full ratchet” protection in which, if the per share price of the common stock contained in each unit is less than the warrant’s current exercise price (i) the exercise price of the warrant will be reduced to the per share price of the shares in each unit and (ii) the number of shares covered by the warrant will be increased to an amount derived by multiplying the number of shares covered by the warrant by (x) the per share exercise price in effect before the completion of the offering divided by (y) the new exercise price (which will be the per share price of each share contained in a unit). Furthermore, the exercise of warrants issued in this offering may result in further dilution.

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering.

There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to our management to use at their discretion. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock.  Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

You may experience additional dilution in the future.

We have issued options and warrants to acquire shares of common stock.  In addition, under the Series A and Series B Notes Conversion Agreement entered into by us and certain holders of our former Series A Convertible Notes and Series B Convertible Notes, these note holders agreed to take all necessary actions required to: (i) increase the number of shares of common stock authorized to be issued under our equity incentive plans to equal 20% of our fully-diluted outstanding stock (including the conversion of all of notes and warrants) and (ii) provide for the grants of additional stock options equal to approximately 30% of the current option holding of each of our employees in good standing, which options shall have an exercise price of $0.15 per share.  We have not yet undertaken these actions but plan to in the future and this will dilute our stockholders.

The offering may not be fully subscribed and, even if the offering is fully subscribed, we will likely need additional capital in the future.  If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

The placement agent in this offering will offer the units on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts.  No refund will be made available to investors if less than all of the units are sold.  We will likely need additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing.  Any equity financing will be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities.  Additional financing may not be available on acceptable terms, or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources.  These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts.  Words such as may, should, could, would, predicts, potential, continue, expects, anticipates, future, intends, plans, believes, estimates, and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements

Forward-looking statements speak only as of the date the statements are made.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.  If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive up to $[●] in net proceeds from the sale of the units in this offering (assuming that this offering is fully subscribed), based on a price of $[●] per unit and after deducting placement agent fees and estimated offering expenses payable by us. We are required to use a portion of the proceeds in the offering to repay a portion of our Series B-1 Note.  The amount that we will be required to repay is determined by dividing the amount of proceeds raised by us by $15,000,000 and then multiplying such product by the outstanding principal owed under the Series B-1 Note.  We intend to use the remaining net proceeds of the offering for working capital needs, capital expenditures and other general corporate purposes.

Other than with respect to the required repayment of a portion of our Series B-1 Note, we cannot specify with certainty the particular uses for the net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. We have no current intentions to acquire any other businesses. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF OUR COMMON STOCK

Our common stock has traded on the OTCBB under the symbol “SOEN” since March 2006. Prior to that, there was no public market for our common stock. The following table lists, for the periods indicated below, quarterly information on the price range of our common stock based on the high and low reported intraday sale prices for our common stock as reported by the OTCBB. These prices do not include retail markups, markdowns or commissions.

	Prices
	Low	High
Year ended September 30, 2010
2010 Third Quarter (through June 30, 2010)	$0.11	$0.25
2010 Second Quarter (through March 31, 2010)	$0.19	$0.32
2010 First Quarter (through December 31, 2009)	$0.24	$0.31
Year ended September 30, 2009
2009 Fourth Quarter (through September 30, 2009)	$0.28	$0.44
2009 Third Quarter (through June 30, 2009)	$0.19	$0.45
2009 Second Quarter (through March 31, 2009)	$0.12	$0.26
2009 First Quarter (through December 31, 2008)	$0.17	$0.40
Year ended September 30, 2008
2008 Fourth Quarter (through September 30, 2008)	$0.40	$0.69
2008 Third Quarter (through June 30, 2008)	$0.55	$0.86
2008 Second Quarter (through March 31, 2008)	$0.47	$1.65
2008 First Quarter (through December 31, 2007)	$0.82	$1.30

The last reported sale price for our common stock on OTCBB was $ [●] per share on [●], 2010. We have approximately 50 registered holders of our common stock as of June 30, 2010.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR STOCKHOLDERS’ ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock trades under the symbol “SOEN” on the OTCBB.

Quotations on the OTCBB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock may be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the NASDAQ system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser’s written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

DIVIDEND POLICY

We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.  We did not pay cash dividends for the years ended September 30, 2009, 2008, and 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary financial information contains consolidated statement of income data for three-months ended June 30, 2010, the nine-months ended June 30, 2010, and the years ended September 30, 2009, 2008, and 2007 and the consolidated balance sheet data as of June 30, 2010 and September 30, 2009, 2008 and 2007.  The consolidated statement of income data and balance sheet data were derived from the audited consolidated financial statements.  Such financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements starting on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statements of Income

			For the Fiscal Years Ended September 30,
	Q3 2010	Q1-Q3 2010	2009	2008	2007

Sales	16,355,000	51,799,000	32,835,000	29,412,000	5,573,000
Cost of sales	(15,051,000)	(47,637,000)	(33,876,000)	(33,104,000)	(5,934,000)
Gross profit (loss)	1,304,000	4,162,000	(1,041,000)	(3,692,000)	(361,000)

Operating expenses:
Selling, general and administrative	2,475,000	7,243,000	9,224,000	11,778,000	11,865,000
Research and development	54,000	287,000	700,000	702,000	198,000
Loss on debt extinguishment	0	18,549,000	527,000	4,240,000
Impairment loss on property and equipment	0	0	960,000	0
Total operating expenses	2,529,000	26,079,000	11,411,000	16,720,000	12,063,000
		0
Operating loss	(1,225,000)	(21,917,000)	(12,452,000)	(20,412,000)	(12,424,000)
		0
Other income (expense):
Interest income	1,000	5,000	16,000	87,000	62,000
Interest expense	(59,000)	(5,383,000)	(3,998,000)	(1,035,000)	(1,086,000)
Loss on issuance of convertible notes				0	(15,209,000)
Gain (loss) on change in fair market value of compound embedded derivative	717,000	1,115,000	770,000	13,767,000	(200,000)
Gain (loss) on change in fair market value of warrant liability	1,393,000	4,369,000	1,344,000	13,978,000	(290,000)
Impairment loss on investment	(1,000,000)	(1,000,000)
Other income (expense)	(485,000)	(929,000)	139,000	(846,000)	(285,000)
Net loss	(658,000)	(23,740,000)	(14,181,000)	5,539,000	(29,432,000)

Net loss per share - basic	(0.00)	(0.18)	(0.16)	0.07	(0.38)
Net loss per share - diluted	(0.00)	(0.18)	(0.16)	(0.18)	(0.38)

Weighted average shares outstanding - basic	156,502,573	128,327,753	87,817,762	75,944,461	78,396,108
Weighted average shares outstanding - diluted	156,502,573	128,327,753	87,817,762	98,124,574	78,396,108

Consolidated Balance Sheets

	June 30, 2010	September 30, 2009	September 30, 2008	September 30, 2007

ASSETS
Current assets:
Cash and cash equivalents	2,662,000	1,719,000	3,238,000	3,908,000
Accounts receivable, net of allowance for doubtful account of $96,000 and $96,000 at June 30, 2010 and September 30, 2009, respectively	13,544,000	7,395,000	1,875,000	913,000
Advance payments and other	347,000	799,000	3,175,000	6,500,000
Inventories, net	4,987,000	3,995,000	4,886,000	5,708,000
Deferred financing costs, net of accumulated amortization	0	1,250,000	0	0
VAT receivable	422,000	334,000	2,436,000	480,000
Other receivable	173,000	408,000	730,000	110,000
Total current assets	22,135,000	15,900,000	16,340,000	17,619,000
Property and equipment, net	9,407,000	10,509,000	12,934,000	3,215,000
Investment	0	1,000,000	1,000,000	0
Deferred financing costs, net of accumulated amortization	0	0	1,812,000	2,540,000
Deposits	101,000	87,000	701,000	1,741,000
Other assets	730,000	0	0	0
Total assets	32,373,000	27,496,000	32,787,000	25,115,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	12,286,000	5,794,000	1,771,000	2,891,000
Customer advance payment	420,000	27,000	96,000	1,603,000
Accrued interest expense	0	0	0	615,000
Accrued expenses	2,474,000	1,088,000	910,000	507,000
Accounts payable and accrued liabilities, related parties	5,773,000	5,646,000	5,450,000	3,969,000
Demand note payable to a related party	0	0	0	450,000
Demand notes payable	0	0	0	700,000
Derivative liabilities	0	178,000	0	0
Short-term loans	729,000	0	0	0
Convertible notes, net of discount	0	3,061,000	0	0
Total current liabilities	21,682,000	15,794,000	8,227,000	10,735,000
Convertible notes, net of discount	1,542,000	0	85,000	7,000
Derivative liabilities	562,000	0	980,000	16,800,000
Warrant liabilities	1,044,000	2,068,000	3,412,000	17,390,000
Total liabilities	24,830,000	17,862,000	12,704,000	44,932,000

STOCKHOLDERS' EQUITY:
Common stock - 400,000,000 shares authorized at $0.001 par value 169,793,496 and 111,406,696 shares issued and outstanding at June 30, 2010 and September 30, 2009, respectively	170,000	111,000	112,000	79,000
Additional paid in capital	96,881,000	75,389,000	71,627,000	39,192,000
Other comprehensive income	2,554,000	2,456,000	2,485,000	592,000
Accumulated deficit	(92,062,000)	(68,322,000)	(54,141,000)	(59,680,000)
Total stockholders' equity	7,543,000	9,634,000	20,083,000	(19,817,000)
Total liabilities and stockholders' equity	32,373,000	27,496,000	32,787,000	25,115,000

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus.  In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors” and “Forward-looking statements.”

OVERVIEW

Solar EnerTech Corp. is a solar product manufacturer based in Mountain View, California, with low-cost operations located in Shanghai, China.  Our principal products are monocrystalline silicon and polycrystalline silicon solar cells and solar modules. Solar cells convert sunlight to electricity through the photovoltaic effect, with multiple solar cells electrically interconnected and packaged into solar modules to form the building blocks for solar power generating systems. We primarily sell solar modules to solar panel installers who incorporate our modules into their power generating systems that are sold to end-customers located in Europe, Australia, North America and China.

We have established our manufacturing base in Shanghai, China to capitalize on the cost advantages offered in manufacturing of solar power products.  In our 67,107-square-foot manufacturing facility we operate two 25MW solar cell production lines and a 50MW solar module production facility.  We believe that the choice of Shanghai, China for our manufacturing base provides us with convenient and timely access to key resources and conditions to support our growth and low-cost manufacturing operations.

Our solar cells and modules are sold under the brand name “SolarE”. Our total sales for the nine months ended June 30, 2010 was $51.8 million and our end users are mainly in Europe and Australia. In anticipation of entering the US market, we have established a marketing, purchasing and distribution office in Mountain View, California. Our goal is to become a worldwide supplier of PV cells and modules.

We purchase our key raw materials, silicon wafer, from the spot market.  We do not have a long term contract with any silicon supplier.

We have been able to increase sales since our inception in 2006. Although our efforts to reach profitability have been adversely affected by the global recession, credit market contraction and volatile polysilicon market, during fiscal year 2009 we had significantly improved our operational results by restructuring our management team, with a focus on our sales team, streamlining our procurement and production process and implementing various quality control and cost cutting programs. Consequently, gross margin has significantly improved and operational costs have been reduced.

RESULTS OF OPERATIONS FOR
THE THREE AND NINE MONTHS ENDED JUNE 30, 2010 AND 2009

The following discussion of our financial condition, results of operations, cash flows and changes in financial position should be read in conjunction with our audited consolidated financial statements for the quarter ended September 30, 2009 and notes included elsewhere in this prospectus.

Sales, Cost of Sales and Gross Profit (Loss)

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Sales	$16,355,000	100.0%	$10,143,000	100.0%	$6,212,000	61.2%
Cost of sales	(15,051,000)	(92.0)%	(9,657,000)	(95.2)%	(5,394,000)	55.9%
Gross profit (loss)	$1,304,000	8.0%	$486,000	4.8%	$818,000	168.3%

	Nine Months Ended June 30, 2010		Nine Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Sales	$51,799,000	100.0%	$19,639,000	100.0%	$32,160,000	163.8%
Cost of sales	(47,637,000)	(92.0)%	(22,791,000)	(116.0)%	(24,846,000)	109.0%
Gross profit (loss)	$4,162,000	8.0%	$(3,152,000)	(16.0)%	$7,314,000	(232.0)%

For the three months ended June 30, 2010, we reported total sales of $16.4 million, representing an increase of $6.2 million, or 61.2%, compared to $10.1 million of sales in the same period of the prior year. The increase in sales was due to the strong organic growth from our existing customers in a growing market and increased sales orders from new customers as a result of heightened efforts by our sales and marketing team. Specifically, during the fourth quarter of fiscal year 2009, we acquired a new key customer, specifically a 10MW contract with a German system integrator, and in the first quarter of fiscal year 2010, we signed a 15 MW and a 10MW contracts with existing customers. All of these events contributed to the increased in sales volume during the three months ended June 30, 2010.

For the nine months ended June 30, 2010, we recorded $51.8 million in sales, which comprised of $44.4 million in solar module sales, $4.9 million in cell sales and $2.5 million in resale of raw materials, compared to $19.6 million in sales in the same period of the prior year, which comprised of $15.6 million in solar module sales and $4.0 million in cell sales. The increase in sales resulted from increases in solar module shipments from 5.87MW for the nine months ended June 30, 2009 to 22.74MW for the nine months ended June 30, 2010

For the three months ended June 30, 2010, we incurred a gross profit of $1.3 million, representing an increase of $0.8 million, or 168.3%, compared to the gross profit of $0.5 million in the same period of the prior year. The increase in gross profit was partially due to the decrease in raw material prices, specifically silicon wafer prices which offset the decrease in module sales prices. Silicon wafer prices decreased approximately 18.8% from RMB 19.6/piece during the three months ended June 30, 2009 to RMB 15.9/piece during the three months ended June 30, 2010. The increase in gross profit was also due to economies of scale generated from higher production volume, which lowered per unit production cost and continued efforts by technical group in improving the efficiency of our cells. In addition, we have continued with its various cost cutting programs and renegotiated most of its vendor contracts to reduce operating expenses.

For the nine months ended June 30, 2010, we incurred a gross profit of $4.2 million, representing an increase of $7.3 million, or 232.0%, compared to negative gross profit of $3.2 million in the same period of the prior year. The increase in gross profit was partially due to the decrease in raw material prices, specifically the silicon wafer prices which offset the decrease in module sales prices. Silicon wafer prices decreased approximately 44.35% from RMB 27.89/piece during the nine months ended June 30, 2009 to RMB 15.52/piece during the nine months ended June 30, 2010. The increase in gross profit was also due to economies of scale generated from higher production volume, which lowered per unit production cost and continued efforts by technical group in improving the efficiency of our cells. In addition, we have continued with its various cost cutting programs and renegotiated most of its vendor contracts to reduce operating expenses.

Selling, General and Administrative

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Selling, general and administrative	$2,475,000	15.1%	$2,577,000	25.4%	$(102,000)	(4.0)%

	Nine Months Ended June 30, 2010		Nine Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Selling, general and administrative	$7,243,000	14.0%	$8,224,000	41.9%	$(981,000)	(11.9)%

For the three months ended June 30, 2010, our selling, general and administrative expenses were $2.5 million, representing a decrease of $0.1 million, or 4.0%, from $2.6 million in the three months ended June 30, 2009. Selling, general and administrative expenses as a percentage of sales for the three months ended June 30, 2010 decreased to 15.1% from 25.4% for the three months ended June 30, 2009. The decrease in the selling, general and administrative expenses was primarily due to a decrease of $0.4 million in stock-based compensation expenses related to employee options and restricted stock from $1.1 million for the three months ended June 30, 2009 to $0.7 million for the three months ended June 30, 2010. Excluding stock-based compensation expenses, our selling, general & administrative expenses increased by approximately $0.3 million primarily due to increased sales and marketing activities.

For the nine months ended June 30, 2010, our selling, general and administrative expenses were $7.2 million, representing a decrease of $1.0 million, or 11.9%, from $8.2 million in the nine months ended June 30, 2009. Selling, general and administrative expenses as a percentage of sales for the nine months ended June 30, 2010 decreased to 14.0% from 41.9% for the nine months ended June 30, 2009. The decrease in the selling, general and administrative expenses was primarily due to a decrease of $1.3 million in stock-based compensation expenses related to employee options and restricted stock from $3.4 million for the nine months ended June 30, 2009 to $2.1 million for the nine months ended June 30, 2010. Excluding stock-based compensation expenses, our selling, general and administrative expenses increased by approximately $0.3 million primarily due to increased sales and marketing activities.

Research and Development

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Research and development	$54,000	0.3%	$463,000	4.6%	$(409,000)	(88.3)%

	Nine Months Ended June 30, 2010		Nine Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Research and development	$287,000	0.6%	$1,234,000	6.3%	$(947,000)	(76.7)%

Research and development expenses in the three months ended June 30, 2010 were $0.1 million, representing a decrease of $0.4 million, or 88.3%, from $0.5 million for the three months ended June 30, 2009. Research and development expenses as a percentage of sales for the three months ended June 30, 2010 decreased to 0.3% from 4.6% for the three months ended June 30, 2009. The decrease in research and development expenses was mainly due to a decrease of $0.3 million in stock-based compensation expenses related to employee options and restricted stock from $0.3 million for the three months ended June 30, 2009 to $13,000 for the three months ended June 30, 2010.

Research and development expense in the nine months ended June 30, 2010 of $0.3 million, representing a decrease of $0.9 million, or 76.7%, from $1.2 million for the nine months ended June 30, 2009. Research and development expense as a percentage of sales for the nine months ended June 30, 2010 decreased to 0.6% from 6.3% for the nine months ended June 30, 2009. The decrease in research and development expenses were mainly due to a decrease of $0.8 million in stock-based compensation expenses related to employee options and restricted stock from $0.9 million for the nine months ended June 30, 2009 to $0.1 million for the nine months ended June 30, 2010.

In accordance with our joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, we are committed to funding an additional $3.7 million in the next 2 years. The delay in the payment of remaining fiscal years 2008 and 2009 total commitments of $1.7 million could lead to Shanghai University requesting that we pay the committed amount within a short time frame. If we do not pay and are unable to correct the breach within the requested time frame, Shanghai University could seek compensation up to an additional 15% of the total committed amount for approximately $0.7 million. As of the date of this report, we have not received any additional compensation requests from Shanghai University. We expect to increase our funding to research and development activities as we grow our business.

Loss on Debt Extinguishment

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Loss on debt extinguishment	$-	0.0%	$36,000	0.4%	$(36,000)	(100.0)%

	Nine Months Ended June 30, 2010		Nine Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Loss on debt extinguishment	$18,549,000	35.8%	$527,000	2.7%	$18,022,000	3,419.7%

There was no loss on debt extinguishment recorded during the three months ended June 30, 2010. During the nine months ended June 30, 2010, we recorded a cumulative loss on debt extinguishment of approximately $18.5 million as a result of the Conversion Agreement and the Exchange Agreement.

During the three and nine months ended June 30, 2009, $0.1 million and $0.9 million of Series A and B Convertible Notes were converted into shares of our common stock, respectively. We recorded a loss on debt extinguishment of $36,000 and $0.5 million, respectively for the three and nine months ended June 30, 2009 as a result of the conversion based on the quoted market closing price of our common shares on the conversion dates.

Other Income (Expense)

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Interest income	$1,000	0.0%	$3,000	0.0%	$(2,000)	(66.7)%
Interest expense	(59,000)	(0.4)%	(1,015,000)	(10.0)%	956,000	(94.2)%
Gain (loss) on change in fair market value of compound embedded derivative	717,000	4.4%	(238,000)	(2.3)%	955,000	(401.3)%
Gain (loss) on change in fair market value of warrant liability	1,393,000	8.5%	(3,158,000)	(31.1)%	4,551,000	(144.1)%
Impairment loss on investment	(1,000,000)	(6.1)%	-	0.0%	(1,000,000)	(100.0)%
Other income (expense)	(485,000)	(3.0)%	217,000	2.1%	(702,000)	(323.5)%
Total other income (expense)	$567,000	3.5%	$(4,191,000)	(41.3)%	$4,758,000	(113.5)%

	Nine Months Ended June 30, 2010		Nine Months Ended June 30, 2009		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Interest income	$5,000	0.0%	$13,000	0.1%	$(8,000)	(61.5)%
Interest expense	(5,383,000)	(10.4)%	(1,938,000)	(9.9)%	(3,445,000)	177.8%
Gain (loss) on change in fair market value of compound embedded derivative	1,115,000	2.2%	350,000	1.8%	765,000	218.6%
Gain (loss) on change in fair market value of warrant liability	4,369,000	8.4%	(1,415,000)	(7.2)%	5,784,000	(408.8)%
Impairment loss on investment	(1,000,000)	(1.9)%	-	0.0%	(1,000,000)	(100.0)%
Other expense	(929,000)	(1.8)%	3,000	0.0%	(932,000)	(31,066.7)%
Total other income (expense)	$(1,823,000)	(3.5)%	$(2,987,000)	(15.2)%	$1,164,000	(39.0)%

For the three months ended June 30, 2010, total other income was $0.6 million, representing an increase of $4.8 million, or 113.5%, compared to total other expense of $4.2 million for the same period of the prior year. Other income as a percentage of sales for the three months ended June 30, 2010 was 3.5% compared to a negative 41.3% for the same period in the prior year. We incurred interest expenses of $59,000 in the three months ended June 30, 2010 primarily related to 6% interest charges on the Series B-1 Note. In the three months ended June 30, 2009, we incurred interest expense of $1.0 million primarily related to the amortization of the discount on the convertible notes and deferred financing cost, and 6% interest charges on Series A and B Convertible Notes.

In the three months ended June 30, 2010, we recorded a gain on change in fair market value of warranty liability of $1.4 million and a gain on change in fair market value of compound embedded derivative of $0.7 million compared to a loss on change in fair market value of warrant liability of $3.2 million and a loss on change in fair market value of compound embedded derivative of $0.2 million during the three months ended June 30, 2009. The lower conversion price of the compound embedded derivative and warrant in the three months ended June 30, 2010 compared to that in the three months ended June 30, 2009 resulted in less decrease in the fair value of the compound embedded derivative and warrant liability and less gains on change in fair market value of the compound embedded derivative and warrant liability. Other expenses of $0.5 million and other income of $0.2 million for the three months ended June 30, 2010 and 2009, respectively, were primarily related to foreign exchange gain (loss).

The $1.0 million in impairment loss on investment for the three and nine months ended on June 30, 2010 is related to the write-down of our investment in 21-Century Silicon, which we consider as unrecoverable. No write-down of investment is recorded in the prior period.

For the nine months ended June 30, 2010, total other expenses was $1.8 million, representing a decrease of $1.2 million or 39.0% compared to total other expenses of $3.0 million for the same period of the prior year. Other expenses as a percentage of sales for the nine months ended June 30, 2010 decreased to a negative 3.5% from a negative 15.2% for the nine months ended June 30, 2009. In the nine months ended June 30, 2010, we recorded a gain on change in fair market value of compound embedded derivative of $1.1 million and a gain on change in fair market value of warrant liability of $4.4 million compared to a gain on change in fair market value of compound embedded derivative of $0.4 million and a loss on change in fair market value of warrant liability of $1.4 million during the nine months ended June 30, 2009. The lower conversion price of the compound embedded derivative and warrant in the nine months ended June 30, 2010 compared to that in the nine months ended June 30, 2009, resulted in less decrease in the fair value of the compound embedded derivative and warrant liability and less gains on change in fair market value of the compound embedded derivative and warrant liability. We incurred interest expenses of $5.4 million and $1.9 million in the nine months ended June 30, 2010 and 2009, respectively, primarily related to the amortization of the discount on the convertible notes and deferred financing cost, and 6% interest charges on Series A and B, and Series B-1 Convertible Notes. Other expenses of $0.9 million and other income of $3,000 for the nine months ended June 30, 2010 and 2009, respectively, were primarily related to foreign exchange gain (loss).

RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 2009 AND 2008

The following discussion of our financial condition, results of operations, cash flows and changes in financial position should be read in conjunction with our audited consolidated financial statements and notes included elsewhere in this prospectus.

Sales, Cost of Sales and Gross Profit (Loss)

	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Sales	$32,835,000	100.0%	$29,412,000	100.0%	$3,423,000	11.6%
Cost of sales	(33,876,000)	(103.2)%	(33,104,000)	(112.6)%	(772,000)	2.3%
Gross loss	$(1,041,000)	(3.2)%	$(3,692,000)	(12.6)%	$2,651,000	(71.8)%

For the fiscal year ended September 30, 2009, we reported total sales of $32.8 million, representing an increase of $3.4 million, or 11.6%, compared to $29.4 million of sales in the same period of fiscal year 2008. The increase in sales resulted from increases in solar module shipments from 6.67 MW in fiscal year 2008 to 10.50MW in fiscal year 2009, partially offset by a 25% decrease in average selling prices for solar modules from $4.10 per watt in fiscal year 2008 to $3.07 per watt in fiscal year 2009. In fiscal year 2009, we recruited an experienced sales director in April 2009 and adjusted the reward system for the sales team which contributed to higher sales. Further, during the last quarter of fiscal year 2009, we acquired a new key customer, specifically a 10.00MW contract with a German system integrator contributing to the increase in sales volume.

For the fiscal year ended September 30, 2009, we incurred a negative gross margin of $1.0 million compared to $3.7 million in the same period of fiscal year 2008. The gross margin improvement is more apparent if a quarter-by-quarter comparison is made. We began generating a positive gross margin, 4.8% as percentage of sales in the third quarter of fiscal year 2009, and improved our gross margin to 16.0% as percentage of sales in the fourth quarter of fiscal year 2009, while the gross margin in the first and second quarters of fiscal year 2009 was negative 46% and negative 30%, respectively. The improvement in the gross profit margin was primarily due to the decrease in raw material prices, specifically the silicon wafer prices which offset the decrease in module sales prices. Silicon wafer prices decreased approximately 65% from RMB 46 per piece during fiscal year 2008 to RMB16 per piece during fiscal year 2009, as compared to module sales prices that decreased approximately 41% from €2.2 per watt during fiscal year 2008 to €1.3 per watt during fiscal year 2009. A special team led by our Chief Financial Officer spent significant amount of time and efforts on securing high quality key raw materials on the spot market with favorable credit terms. We also promoted a lean and zero inventory system to control quality and unqualified products. Further, we recruited an experienced sales director from the industry and built up a strong sales and marketing team, which resulted in new key customers. The increased sales volume also resulted in lower average fixed manufacturing cost. In addition, we engaged in various cost cutting programs and renegotiated most of the contracts to reduce operating expenses.

Selling, General and Administrative

	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Selling, general and administrative	$9,224,000	28.1%	$11,778,000	40.0%	$(2,554,000)	(21.7)%

For the fiscal year ended September 30, 2009, we incurred selling, general and administrative expense of $9.2 million, representing a decrease of $2.6 million, or 21.7%, from $11.8 million in the same period of fiscal year 2008. Selling, general and administrative expense as a percentage of sales for the fiscal year ended September 30, 2009 decreased to 28.1% from 40.0% for fiscal year 2008. The decrease in the selling, general and administrative expenses was primarily due to a decrease of $2.3 million in stock-based compensation expenses related to employee options and restricted stock from $5.3 million for fiscal year ended September 30, 2008 to $3.0 million for the fiscal year ended September 30, 2009, which resulted from termination of several senior executives and forfeiture rate adjustment as a result of our recent management team restructuring.

Research and Development

	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Research and development	$700,000	2.1%	$702,000	2.4%	$(2,000)	(0.3)%

Research and development expenses in the fiscal years ended September 30, 2009 and 2008 were flat at $0.7 million. Research and development expenses as a percentage of sales for the fiscal years ended September 30, 2009 and 2008 were 2.1% and 2.4%, respectively. The research and development expenses primarily relate to personnel expenses, stock-based compensation expenses and our commitments to fund our research and development contract with Shanghai University.

Loss on Debt Extinguishment
	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Loss on debt extinguishment	$527,000	1.6%	$4,240,000	14.4%	$(3,713,000)	(87.6)%

For the fiscal year ended September 30, 2009, we incurred a loss on debt extinguishment of $0.5 million. The loss of $0.5 million was related to converting some of the Series A and B convertible notes into common stock. For the fiscal year ended September 30, 2008, we incurred a loss on debt extinguishment of $4.2 million. That loss was the result of a loss of $4.6 million related to converting Series A and B convertible notes into common stock, partially offset by a gain of approximately $0.4 million on the settlement of loan due to Coach Capital LLC and Infotech Essentials Ltd. The decrease in loss on debt extinguishment was mainly due to less Series A and B convertible notes that were converted into shares of our common stock. The total amount of Series A and B convertible notes that were converted into shares of our common stock for fiscal years ended September 30, 2009 and 2008 were $0.9 million and $4.9 million, respectively.

Impairment Loss on Property and Equipment

	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Impairment loss on property and equipment	$960,000	2.9%	$-	0.0%	$960,000	*NM
*NM= Not measureable

During the fourth quarter of fiscal year 2009, we recognized an impairment loss on property and equipment of $960,000 on the idle production equipment which was below standard quality.

Other Income (Expense)

	Year Ended September 30, 2009		Year Ended September 30, 2008		Year-Over-Year Change
	Amount	% of net sales	Amount	% of net sales	Amount	% of change
Interest income	$16,000	0.0%	$87,000	0.3%	$(71,000)	(81.6)%
Interest expense	(3,998,000)	(12.2)%	(1,035,000)	(3.5)%	(2,963,000)	286.3%
Gain on change in fair market value of compound embedded derivative	770,000	2.3%	13,767,000	46.8%	(12,997,000)	(94.4)%
Gain on change in fair market value of warrant liability	1,344,000	4.1%	13,978,000	47.5%	(12,634,000)	(90.4)%
Other income (expense)	139,000	0.4%	(846,000)	(2.9)%	985,000	(116.4)%
Total other income (expense)	$(1,729,000)	(5.3)%	$25,951,000	88.2%	$(27,680,000)	(106.7)%

For the fiscal year ended September 30, 2009, total other expenses was $1.7 million, representing an increase of $27.7 million, or 106.7%, compared to total other income of $26.0 million for the prior year. Other expenses as a percentage of sales for the fiscal year ended September 30, 2009 changed to negative 5.3% from positive 88.2%, which is other income as a percentage of sales for the fiscal year ended September 30, 2008. In the fiscal year ended September 30, 2009, we recorded a gain on change in fair market value of compound embedded derivative of $0.8 million and a gain on change in fair market value of warrant liability of $1.3 million compared to a gain on change in fair market value of compound embedded derivative of $13.8 million and a gain on change in fair market value of warrant liability of $14.0 million during the fiscal year ended September 30, 2008. The decrease in the our stock price is less significant in the fiscal year ended September 30, 2009 than in the fiscal year ended September 30, 2008, which resulted in less decrease in the fair value of the compound embedded derivative and warrant liability and less gains on change in fair market value of the compound embedded derivative and warrant liability. We incurred interest expenses of $4.0 million and $1.0 million in the fiscal years ended September 30, 2009 and 2008, respectively, primarily related to amortization on discounted convertible notes and deferred financing cost, and 6% interest charges on Series A and B convertible notes. Other income of $0.1 million for the fiscal year ended September 30, 2009 and other expense of $0.8 million for the fiscal year ended September 30, 2008 were primarily related to foreign exchange gain (loss).

Contractual Obligations

The following tables sets forth, as of September 30, 2009, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented ($ in millions):

		Payments Due by Period
		Less than 1			More than 5
	Total	year	1 to 3 years	4 to 5 year	years

Operating lease	$1,008,000	$656,000	$352,000	$-	$-
Research and development commitment	3,780,000	2,667,000	1,113,000	-	-

Total contractual obligations	$4,788,000	$3,323,000	$1,465,000	$-	$-

Liquidity and Capital Resources
	June 30, 2010	September 30, 2009	Change

Cash and cash equivalents	$2,662,000	$1,719,000	$943,000

As of June 30, 2010, we had cash and cash equivalents of $2.7 million as compared to $1.7 million at September 30, 2009. We will require a significant amount of cash to fund our operations. Changes in our operating plans, an increase in our inventory, increased expenses, or other events, may cause us to seek additional equity or debt financing in the future. In order to continue as a going concern, we will need to continue to generate new sales while controlling our costs. If we are unable to successfully generate enough sales to cover our costs, we only have limited cash resources to bear operating losses. To the extent our operations are not profitable, we may not continue as a going concern.

Our liquidity is impacted to a large extent based on both the nature of the products we sell and also the geographical location of our customers, as our payment terms on sale vary greatly depending on both factors. With respect to the products we sell, while in the past we have engaged in transactions where we have resold our raw materials due to our overstock of materials relative to our then limited production capacity, as our production capacity has increased over the years, our sales now consist primarily of solar modules to solar panel installers in Europe and Australia who incorporate our modules into their power generating systems that are sold to end-customers. Payment terms for the sale of our modules are generally longer than payment terms where we resell our raw materials in China and as a result, our payment terms have lengthened relative to prior years. In addition, with respect to the geographic location of our customers, the payment terms for the sale of our solar modules are generally longer for our customers in the United States than for our customers in Europe and Australia. While our current sales to customers in the United States are limited, if we are able to increase our sales in the U.S. market or in other markets that may have longer payment terms, our payment terms may lengthen. If we have more sales of products or in geographies with longer payment terms, the longer payment terms will impact the timing of our cash flows.

	Nine Months Ended June 30,
	2010	2009	Change

Net cash provided by (used in):
Operating activities	$653,000	$369,000	$284,000
Investing activities	(454,000)	(289,000)	(165,000)
Financing activities	729,000	-	729,000
Effect of exchange rate changes on cash and cash equivalents	15,000	5,000	10,000
Net increase in cash and cash equivalents	$943,000	$85,000	$858,000

Net cash provided by operating activities were $0.7 million and $0.4 million for the nine months ended June 30, 2010 and 2009, respectively. Cash flow from operating activities reflected a net loss of $23.7 million adjusted for non-cash items, including depreciation of property and equipment, stock-based compensation, the change in the fair market value of the compound derivative liabilities and warrants liabilities, impairment loss on investment, amortization of note discount and deferred financing cost, and loss on debt extinguishment. The increase of $0.3 million in cash flow from operating activities from June 30, 2009 to June 30, 2010 was mainly attributable to the improved cash generating ability resulting from enlarged sales and positive gross margin. The net loss excluding non-cash expenses for nine months ended June 30, 2010 decreased compared to the same period in 2009, partially offset by higher balances of accounts receivable, inventories, VAT receivables, and a lower accounts payable balance outstanding in the current period.

Net cash used in investing activities were $0.5 million and $0.3 million in the nine months ended June 30, 2010 and 2009, respectively. The increase of $0.2 million in net cash used in investing activities was primarily due to higher property and equipment acquisitions during the nine months ended June 30, 2010 compared to the nine months ended June 30, 2009.

Net cash provided by financing activities was $0.7 million in the nine months ended June 30, 2010 due to we borrowed the fund from a credit facility with Industrial Bank Co., Ltd. There was no cash provided by financing activities for the nine months ended June 30, 2009.

Our consolidated balance sheet, statements of operations and cash flows have been prepared on the assumption that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

After consummating the transactions contemplated under the Conversion Agreement and Exchange Agreement, our only outstanding convertible note is the Series B-1-Note. As of June 30, 2010, the principal outstanding and the carrying value of the Series B-1 Note were $1.8 million and 1.5 million, respectively. The Series B-1 Note bears interest at 6% per annum and is due on March 19, 2012. The holders of the Series B-1 Note can demand repayment from us upon the occurrence of any of the triggering events detailed in the Series B-1 Note. It is uncertain whether we will be able to satisfy this claim if it comes due. See “Note 9 – Convertible Notes” in the notes to consolidated financial statements for the quarter ended June 30, 2010. In addition, we have certain commitments as disclosed in the “Off-Balance Sheet Arrangements” section below.

If we experience a material shortfall versus our operating plans, we have a range of actions we can take to remediate the cash shortage, including but not limited to raising additional funds through debt financing, securing a credit facility, entering into secured or unsecured bank loans, or undertaking equity offerings such a rights offering to existing shareholders. However, due to the tight capital and credit markets, we cannot be sure that external financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Additionally, the independent auditor’s report on the our most recent annual report on Form 10-K for the year ended September 30, 2009 contains an explanatory paragraph stating that our recurring net losses and negative cash flows from operations raises substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

Pursuant to a joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, we are committed to funding the establishment of laboratories and completion of research and development activities. We have committed to invest no less than RMB 5 million each year for the first three years and no less than RMB 30 million cumulatively for the first five years. The following table summarizes the commitments in U.S. dollars based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 6.7909 as of June 30, 2010.

Year	Amount
2010	$2,604,000
2011	1,119,000

Total	$3,723,000

We intend to increase research and development spending as we grow our business. The payment to Shanghai University will be used to fund program expenses and equipment purchase. Due to the delay in the progress of research and development activities, the amount of $1.7 million originally committed to be paid during fiscal years 2009 and 2008 has not been paid as of June 30, 2010, (included in the total amount of $3.7 million above), as Shanghai University has not incurred the additional costs to meet its research and development milestones and therefore has not made the request for payments. If we fail to make payments, when requested, we will be deemed to be in breach of the agreement. If we are unable to correct the breach within the requested time frame, Shanghai University could seek compensation up to an additional 15% of the total committed amount for approximately $0.7 million. As of June 30, 2010, we are not in breach as we have not received any additional compensation requests from Shanghai University.

On August 21, 2008, we entered into an equity purchase agreement in which it acquired two million shares of common stock of 21-Century Silicon for $1.0 million in cash. See “Note 3 — Summary of Significant Accounting Policies” in the notes to consolidated financial statements for the quarter ended June 30, 2010.

On September 22, 2008, the registered capital of Solar EnerTech (Shanghai) Co., Ltd was increased from $25 million to $47.5 million, which was approved by our Board of Directors and authorized by Shanghai Municipal Government (the “Shanghai Government”). The paid-in capital as of June 30, 2010 was $31.96 million, with an outstanding remaining balance of $15.54 million to be originally funded by September 21, 2010. In August 2010, we received the approval of the Shanghai Government to extend the funding requirement date by nine months to June 2011. We plan to raise funds to meet this capital requirement through participation in the capital markets, such as undertaking equity offerings. If external financing is not available, we will file an application with the Shanghai Government to reduce the capital requirement, which is legally permissible under PRC law.

On January 15, 2010, we incorporated a wholly-owned subsidiary in Yizheng, Jiangsu Province of China to supplement our existing production facilities to meet increased sales demands. The subsidiary was formed with a registered capital requirement of $33 million, of which $23.4 million is to be funded by October 16, 2011. In order to fund the registered capital requirement, we will have to raise funds or otherwise obtain the approval of local authorities to reduce the amount of registered capital for the subsidiary. The registered capital requirement outstanding as of June 30, 2010, is $23.4 million.

On February 8, 2010, we acquired land use rights of a parcel of land at the price of approximately $0.7 million. This piece of land is 68,025 square meters and is located in Yizheng, Jiangsu Province of China, which will be used to house our second manufacturing facility. As part of the acquisition of the land use right, we are required to complete construction of the facility by February 8, 2012.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified the following accounting policies, described below, as the most important to an understanding of our current financial condition and results of operations.

Principles of Consolidation and Basis of Accounting

Prior to August 19, 2008, we operated our business in the People’s Republic of China through Infotech Hong Kong New Energy Technologies, Limited (“Infotech HK”) and Solar EnerTech (Shanghai) Co., Ltd (“Infotech Shanghai” and together with Infotech HK, “Infotech”). While we did not own Infotech, our financial statements have included the results of the financials of each of Infotech HK and Infotech Shanghai since these entities were wholly-controlled variable interest entities of the Company through an Agency Agreement dated April 10, 2006 by and between us and Infotech (the “Agency Agreement”). Under the Agency Agreement, we engaged Infotech to undertake all activities necessary to build a solar technology business in China, including the acquisition of manufacturing facilities and equipment, employees and inventory. The Agency Agreement continued through April 10, 2008 and then on a month to month basis thereafter until terminated by either party.

To permanently consolidate Infotech with us through legal ownership, we acquired Infotech at a nominal amount on August 19, 2008 through a series of agreements. In connection with executing these agreements, we terminated the original agency relationship with Infotech.

We had previously consolidated the financial statements of Infotech with its financial statements pursuant to FASB ASC 810-10 “Consolidations”, formerly referenced as FASB Interpretation No. 46(R), due to the agency relationship between us and Infotech and, notwithstanding the termination of the Agency Agreement, we continue to consolidate the financial statements of Infotech with our financial statements since Infotech became our wholly-owned subsidiary as a result of the acquisition.

Our consolidated financial statements include the accounts of Solar EnerTech Corp. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

Currency and Foreign Exchange

Our functional currency is the Renminbi as substantially all of our operations are in China. Our reporting currency is the U.S. dollar. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts.

Transactions and balances in other currencies are converted into U.S. dollars in accordance with FASB ASC 830, “Foreign Currency Matters,” formerly referenced as SFAS No. 52, “Foreign Currency Translation”, and are included in determining net income or loss.

For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies into U.S. dollars at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements are recognized in the consolidated financial statements. Translation adjustments resulting from the process of translating the local currency consolidated financial statements into U.S. dollars are included in determining comprehensive loss.

Property and Equipment

The Company’s property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:

Useful Life (Years)
Office equipment	3 to 5
Machinery	10
Production equipment	5
Automobiles	5
Furniture	5
Leasehold improvement	the shorter of the lease term or 5 years

Expenditures for maintenance and repairs that do not improve or extend the lives of the related assets are expensed to operations. Major repairs that improve or extend the lives of the related assets are capitalized.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Market is defined principally as net realizable value. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs. Inventory in-transit is included in finished goods and consists of products shipped but not recognized as a sale because it does not meet the revenue recognition criteria. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Warranty Cost

We provide product warranties and accrue for estimated future warranty costs in the period in which revenue is recognized. Our standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a ten-year and twenty five-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. We therefore maintain warranty reserves to cover potential liabilities that could arise from our warranty obligations and accrue the estimated costs of warranties based primarily on management’s best estimate. In estimating warranty costs, we applied 460 – Guarantees, specifically paragraphs, 460-10-25-5 to 460-10-25-7 of the FASB Accounting Standards Codification. This guidance requires that we make a reasonable estimate of the amount of a warranty obligation. It also provides that in the case of an entity that has no experience of its own, reference to the experience of other entities in the same business may be appropriate. Because we began to commercialize our products in fiscal year 2007, there is insufficient experience and historical data that can be used to reasonably estimate the expected failure rate of our solar modules. Thus, we consider warranty cost provisions of other China-based manufacturers that produce photovoltaic products that are comparable in engineering design, raw material input and functionality to our products, and sold to a similar target and class of customer with similar warranty coverage. In determining whether such peer information can be used, we also consider the years of experience that these manufacturers have in the industry. Because our industry is relatively young as compared to other traditional manufacturing industries, the selected peer companies that we consider have less than ten years in manufacturing and selling history. In addition, they have a manufacturing base in China, offer photovoltaic products with comparable engineering design, raw material input, functionality and similar warranty coverage, and sell in markets, including the geographic areas and class of customer, where we compete. Based on the analysis applied, we accrue warranty at 1% of sales. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules and will prospectively revise our actual rate to the extent that actual warranty costs differ from the estimates. As of June 30, 2010 and September 30, 2009, our warranty liabilities were $928,000 and $515,000, respectively. Our warranty costs for the nine months ended June 30, 2010 and 2009 were $411,000 and $156,000, respectively. There were no warranty claim payments during the nine months ended June 30, 2010 and 2009.

Other Assets

We acquired land use rights to a parcel of land from the government in the PRC. All land in the PRC is owned by the PRC government and cannot be sold to any individual or entity. The government in the PRC, according to relevant PRC law, may sell the right to use the land for a specified period of time. Thus, the land we purchased in the PRC is considered to be leasehold land and recorded as other assets at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is for 46.5 years from February 8, 2010 through August 31, 2056.

Impairment of Long Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such factors and circumstances exist, management compares the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying values. Impairment, if any, is measured as the excess of the carrying value over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. No loss on property and equipment impairment was recorded during the nine months ended June 30, 2010 and 2009, respectively.

Investment

Investment in an entity where we own less than twenty percent of the voting stock of the entity and do not exercise significant influence over operating and financial policies of the entity are accounted for using the cost method. Investment in the entity where we own twenty percent or more, but not in excess of fifty percent of the voting stock of the entity or less than twenty percent and exercise significant influence over operating and financial policies of the entity are accounted for using the equity method. We have a policy in place to review our investments at least annually and to evaluate the carrying value of the investments in these companies. The cost method investment is subject to impairment assessment if there are identified events or changes in circumstance that may have a significant adverse affect on the fair value of the investment. If we believe that the carrying value of an investment is in excess of estimated fair value, it is our policy to record an impairment charge to adjust the carrying value to the estimated fair value, if the impairment is considered other-than-temporary.

On August 21, 2008, we entered into an equity purchase agreement in which it acquired two million shares of common stock of 21-Century Silicon for $1.0 million in cash. See “Note 3 — Summary of Significant Accounting Policies” in the notes to consolidated financial statements for the quarter ended June 30, 2010.

Income Taxes

We file federal and state income tax returns in the United States for our United States operations, and file separate foreign tax returns for our foreign subsidiary in the jurisdictions in which the entity operates. We account for income taxes under the provisions of FASB ASC 740, “Income Taxes”, formerly referenced as SFAS No. 109, “Accounting for Income Taxes”.

Under the provisions of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between their financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation Allowance

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Unrecognized Tax Benefits

Effective on October 1, 2007, we adopted the provisions related to uncertain tax position under FASB ASC 740, “Income Taxes”, formerly referenced as FIN 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”. Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority based solely on the technical merits of the associated tax position. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We also elected the accounting policy that requires interest and penalties to be recognized as a component of tax expense. We classify the unrecognized tax benefits that are expected to result in payment or receipt of cash within one year as current liabilities, otherwise, the unrecognized tax benefits will be classified as non-current liabilities. Additionally, this guidance provides guidance on de-recognition, accounting in interim periods, disclosure and transition.

Derivative Financial Instruments and Warrants

FASB ASC 815, “Derivatives and Hedging”, formerly referenced as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our structured borrowings, are separately valued and accounted for on the balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

FASB ASC 815 requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under FASB ASC 815 guidance, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations.

Our management used market-based pricing models to determine the fair values of our derivatives. The model uses market-sourced inputs such as interest rates, exchange rates and volatilities. Selection of these inputs involves management’s judgment and may impact net income.

Our management used the binomial valuation model to value the derivative financial instruments and warrant liabilities at each valuation date. The model uses inputs such as implied term, suboptimal exercise factor, volatility, dividend yield and risk free interest rate. Selection of these inputs involves management’s judgment and may impact estimated value. Management selected the binomial model to value these derivative financial instruments and warrants as opposed to the Black-Scholes-Merton model primarily because management believes the binomial model produces a more reliable value for these instruments because it uses an additional valuation input factor, the suboptimal exercise factor, which accounts for expected holder exercise behavior which management believes is a reasonable assumption with respect to the holders of these derivative financial instruments and warrants.

Stock-Based Compensation

On January 1, 2006, we began recording compensation expense associated with stock options and other forms of employee equity compensation in accordance with FASB ASC 718, “Compensation – Stock Compensation”.

We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The following assumptions are used in the Black-Scholes-Merton option pricing model:

Expected Term —Our expected term represents the period that our stock-based awards are expected to be outstanding.

Expected Volatility— Our expected volatilities are based on historical volatility of our stock, adjusted where determined by management for unusual and non-representative stock price activity not expected to recur. Due to the limited trading history, we also considered volatility data of guidance companies.

Expected Dividend —The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. We currently do not pay dividends and do not expect to pay dividends in the foreseeable future.

Risk-Free Interest Rate— We base the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Estimated Forfeitures— When estimating forfeitures, we take into consideration the historical option forfeitures over the expected term.

Revenue Recognition

We recognize revenues from product sales in accordance with guidance in FASB ASC 605, “Revenue Recognition,” which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Where a revenue transaction does not meet any of these criteria it is deferred and recognized once all such criteria have been met. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Contracts with distributors do not have significant post-shipment obligations, other than product warranty, which is accrued for as warranty costs at the time revenue is recognized, based on the above criteria. We do not grant price concessions to distributors after shipment.

On a transaction by transaction basis, we determine if the revenue should be recorded on a gross or net basis based on criteria discussed in the Revenue Recognition topic of the FASB Subtopic 605-405, “Reporting Revenue Gross as a Principal versus Net as an Agent”. We consider the following factors to determine the gross versus net presentation: if we (i) act as principal in the transaction; (ii) take title to the products; (iii) have risks and rewards of ownership, such as the risk of loss for collection, delivery or return; and (iv) act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. We record our allowance for doubtful accounts based upon our assessment of various factors. We considers historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, and other factors that may affect our customers’ ability to pay.

Shipping and Handling Costs

We incurred shipping and handling costs of $1,414,000 and $162,000 for the nine months ended June 30, 2010 and 2009, respectively, which are included in selling expenses. Shipping and handling costs include costs incurred with third-party carriers to transport products to customers.

Research and Development Cost

Expenditures for research activities relating to product development are charged to expense as incurred. Research and development cost for the nine months ended June 30, 2010 and 2009 were $288,000 and $1,234,000, respectively.

Comprehensive Loss

Comprehensive loss is defined as the change in our equity during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of stockholders’ equity. Our other comprehensive income consists of cumulative foreign currency translation adjustments.

Segment Information

We identify our operating segments based on its business activities. We operate within a single operating segment - the manufacture of solar energy cells and modules in China. Our manufacturing operations and fixed assets are all based in China. The solar energy cells and modules are distributed to customers, located in Europe, Australia, North America and China.

During the nine months ended June 30, 2010 and 2009, we had three and four customers, respectively, that accounted for more than 10% of sales.

Impact of New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, which amended “Fair Value Measurements and Disclosures” (ASC Topic 820) — “Improving Disclosures about Fair Value Measurements”. This guidance amends existing authoritative guidance to require additional disclosures regarding fair value measurements, including the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for any transfers into or out of Level 3 of the fair value hierarchy, and presentation on a gross basis of information regarding purchases, sales, issuances, and settlements within the Level 3 rollforward. This guidance also clarifies certain existing disclosure requirements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements within the Level 3 rollforward, which are effective for interim and annual reporting periods beginning after December 15, 2010. We adopted this guidance on January 1, 2010. The adoption of this guidance did not have a significant impact on our financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, which amended “Subsequent Events” (ASC Topic 855) — “Amendments to Certain Recognition and Disclosure Requirements”. The amendments were made to address concerns about conflicts with SEC guidance and other practice issues. Among the provisions of the amendment, the FASB defined a new type of entity, termed an “SEC filer,” which is an entity required to file or furnish its financial statements with the SEC. Entities other than registrants whose financial statements are included in SEC filings (e.g., businesses or real estate operations acquired or to be acquired, equity method investees, and entities whose securities collateralize registered securities) are not SEC filers. While an SEC filer is still required by U.S. GAAP to evaluate subsequent events through the date its financial statements are issued, it is no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. We adopted this guidance on February 24, 2010. The adoption of this guidance did not have a significant impact on our financial statements.

On September 30, 2009, we adopted Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification TM and The Hierarchy of Generally Accepted Accounting Principles (“ASC” or “Codification” – a replacement of FASB Statement No.162). The Codification became the source of authoritative generally accepted accounting principles recognized by the Financial Accounting Standards Board (“FASB”) to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. We have implemented the Codification in the consolidated financial statements by providing references to the ASC topics.

In February 2007, the FASB issued FASB ASC 825, “Financial Instruments”, formerly referenced as Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which provides companies with an option to report selected financial assets and liabilities at fair value. FASB ASC 825 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FASB ASC 825 was effective for fiscal years beginning after November 15, 2007. We did not elect to report any of our financial assets or liabilities at fair value, and as a result, the adoption of FASB ASC 825 had no material impact on our financial and results of operations.

In December 2007, the FASB issued FASB ASC 805, “Business Combination”, formerly referenced as SFAS No. 141 (revised), “Business Combinations”. FASB ASC 805 changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. FASB ASC 805 is effective for the first annual reporting period beginning on or after December 15, 2008. Thus, FASB ASC 805 will be effective for us on October 1, 2009, with early adoption prohibited. We are evaluating the potential impact of the implementation of FASB ASC 805 on our financial position and results of operations.

In December 2007, the FASB issued FASB ASC 810, “Consolidation”, formerly referenced as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. FASB ASC 810 changes the accounting for non-controlling (minority) interests in consolidated financial statements, including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, FASB ASC 810 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. FASB ASC 810 is effective for the first annual reporting period beginning on or after December 15, 2008. Thus, FASB ASC 810 will be effective for us on October 1, 2009, with early adoption prohibited. We are evaluating the potential impact of the implementation of FASB ASC 810 on our financial position and results of operations.

In December 2007, an update was made to FASB ASC 808-10, “Collaborative Arrangements”, formerly referenced as EITF Consensus for Issue No. 07-1, “Accounting for Collaborative Arrangements” which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This guidance also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and will be effective for us on October 1, 2009. We are currently evaluating the impact of the adoption of this guidance on our consolidated financial statements.

In February 2008, an update was made to FASB ASC 860, “Transfers and Servicing”, formerly referenced as FASB Staff Position No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” that addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one linked” transaction. FASB ASC 860 includes a rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. This update will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. This update will be effective to us after the beginning of our fiscal year 2010. We are currently evaluating the impact of the adoption of FASB ASC 860 on our financial position and results of operations.

In March 2008, the FASB issued FASB ASC 815, “Derivatives and Hedging”, formerly referenced as SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. FASB ASC 815 requires additional disclosures related to the use of derivative instruments, the accounting for derivatives and how derivatives impact financial statements. FASB ASC 815 is effective for fiscal years and interim periods beginning after November 15, 2008. Thus, we adopted this standard on January 1, 2009. Since FASB ASC 815 only required additional disclosures, the adoption did not impact our financial position and results of operations.

In May 2008, an update was made to the FASB ASC 470, “Debt”, formerly referenced as FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement)”. FASB ASC 470 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. As a result, the liability component would be recorded at a discount reflecting its below market coupon interest rate, and the liability component would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. This change in methodology will affect the calculations of net income and earnings per share, but will not increase our cash interest payments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and will be effective for us on October 1, 2009. Retrospective application to all periods presented is required and early adoption is prohibited. We are evaluating the potential impact of the implementation of FASB ASC 470 on our financial position and results of operations.

In June 2008, an update was made to the FASB ASC 718, “Compensation – Stock Compensation”, which concluded that all unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing basic and diluted earnings per share. This guidance is effective for fiscal years beginning after December 15, 2008. This guidance will be effective to us on October 1, 2009. We are currently evaluating the requirement of this guidance as well as the impact of the adoption on our consolidated financial statements.

In November 2008, an update was made to the FASB ASC 323, “Investments – Equity Method and Joint Ventures”, which addresses the impact that FASB ASC 805, “Business Combination” and FASB ASC 810, “Consolidation” might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite lived intangible asset of an equity method investment should be performed and how to account for a change in an investment from the equity method to the cost method. This guidance is effective in fiscal periods beginning on or after December 15, 2008. This guidance will be effective to the Company on October 1, 2009. We are currently assessing the impact of the adoption of the provisions of this guidance on our consolidated financial statements.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. During the quarter ended June 30, 2009, we adopted this guidance and it did not have a significant impact on out consolidated financial statements.

In April 2009, an update was made to the FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this guidance during the quarter ended June 30, 2009. There was no significant impact on our consolidated financial statements as a result of adoption.

In April 2009, an update was made to the FASB ASC 320, “Investments – Debt and Equity Securities”, which introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. This update is effective for fiscal years and interim periods beginning after June 15, 2009. We adopted the guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a significant impact on our financial statements.

In May 2009, the FASB issued FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, “Subsequent Events” to establish general standards of accounting for and disclosure of subsequent events. FASB ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and to modify the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date (the issued date for public companies). FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. We adopted FASB ASC 855 during the quarter ended June 30, 2009. The adoption of FASB ASC 855 did not have a significant impact on our financial statement disclosures (see “Note 16 – Subsequent Events”, in the notes to consolidated financial statements for the fiscal year ended September 30, 2009).

In June 2009, the FASB issued FASB ASC 810-10, “Consolidation”, formerly referenced as SFAS No. 167, “Amendments to FASB Interpretations No. 46(R)”. FASB ASC 810-10 revises the approach to determining the primary beneficiary of a variable interest entity (“VIE”) to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. FASB ASC 810 is effective for interim and annual periods that begin after November 15, 2009. This guidance will be effective to us on January 1, 2010. We do not expect the adoption of FASB ASC 810-10 will have any impact on our results of operations and financial position as we do not have any VIEs.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, an update to ASC 820. This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU 2009-05. ASU 2009-05 is effective for the first interim or annual reporting period beginning after its issuance. This guidance will be effective to us on October 1, 2009. We do not expect the adoption of ASU 2009-05 to have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested.

BUSINESS

OUR BUSINESS

Solar EnerTech Corp. is a solar product manufacturer based in Mountain View, California, with low-cost operations located in Shanghai, China.  Our principal products are monocrystalline silicon and polycrystalline silicon solar cells and solar modules. Solar cells convert sunlight to electricity through the photovoltaic effect, with multiple solar cells electrically interconnected and packaged into solar modules to form the building blocks for solar power generating systems. The essential component in all solar panel applications is the photovoltaic solar cell, which converts the sun’s visible light into electricity. Solar cells are then assembled in modules for specific applications. We manufacture photovoltaic solar cells, design and produce advanced photovoltaic modules for a variety of applications, such as standard panels for solar power stations, roof panels, solar arrays, and modules incorporated directly into exterior walls.  We primarily sell solar modules to solar panel installers who incorporate our modules into their power generating systems that are sold to end-customers located in Europe, Australia, North America and China.

We have established our manufacturing base in Shanghai, China to capitalize on the cost advantages offered in manufacturing of solar power products.  In our 67,107-square-foot manufacturing facility we operate two 25MW solar cell production lines and a 50MW solar module production facility.  We believe that the choice of Shanghai, China for our manufacturing base provides us with convenient and timely access to key resources and conditions to support our growth and low-cost manufacturing operations.

We have been able to increase sales since our inception in 2006. Although our efforts to reach profitability have been adversely affected by the global recession, credit market contraction and volatile polysilicon market, during fiscal year 2009 we had significantly improved our operational results by restructuring our management team, with a focus on our sales team, streamlining our procurement and production process and implementing various quality control and cost cutting programs. Consequently, gross margin has significantly improved and operational costs have been reduced.

OUR INDUSTRY

Introduction

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic (PV) effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, polycrystalline silicon and thin film technologies. Crystalline silicon technology is currently the most commonly used.  PV technology is relatively a simple concept: harness the sun’s energy on a solid-state device and generate electricity. In many markets around the world – especially Japan, Germany, Spain and the U.S. – PV electricity has already become a favored energy choice, and within this established base, solar power technology is poised to help transform the energy landscape within the next decade.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009 resulting from the global recession and credit market contraction, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy and increasing availability of financing for solar power projects. Although selling prices for solar power products, including the average selling prices of our products, have generally stabilized at levels substantially below pre-crisis prices, there is no assurance that such prices may not decline again. In addition, demand for solar power products is significantly affected by government incentives adopted to make solar power competitive with conventional fossil fuel power. The widespread implementation of such incentive policies, as has occurred in many countries in Europe, Asia Pacific and North America, has significantly stimulated demand, whereas reductions or limitations on such policies, as have recently been announced in Germany, Spain and South Korea, can reduce demand for such products. We believe that demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy.

The photovoltaic industry has made huge improvements in solar cell efficiencies as well as having achieved significant cost reductions. The global photovoltaic industry is expanding rapidly:  In the last few years, most solar production has moved and continues to move to Europe and China. Countries like Germany and Spain have had government-incentive programs that have made solar systems more attractive. In the United States, the investment tax credits and production tax credit extensions were passed in October 2008.  As the current administration in the United States pursues a “Green Economy”, we expect both federal and state incentives to play an important role in boosting the use of solar electricity in the near future.

The price of electricity produced from solar cells is still significantly more expensive than from fossil fuels, such as coal and oil, especially when environmental costs are not considered. The competitiveness of solar-generated electricity in grid-connected applications is largely a function of electricity rates, which are subject to regulations and taxes that vary from country to country across the world.  With a solar boom being expected globally in the near future and with renewable energy laws being implemented as best-practice models often with attractive solar energy delivery compensation rules as in Germany, solar companies are currently expanding their activities in Europe (e.g. Spain, Italy, France and Greece, and Holland). With growing markets in Southern Europe, Asia and the United States, numerous opportunities exist for us in the photovoltaic market.

Key Drivers for Growth in the Solar Power Industry

We believe the following factors have driven and will continue to drive the growth of the solar power industry:

Environmental and Other Advantages of Solar Power

Solar power has several advantages over both conventional and other forms of renewable energy:

•
Reduced Dependence on Finite Conventional Energy Sources.  As demand for energy continues to increase and existing conventional reserves become depleted or exhausted, the prices of conventional energy sources such as oil, natural gas and coal continue to rise. Unlike these fossil fuels, solar energy has no fuel price volatility or supply constraints. In addition, because solar power relies solely on sunlight, it does not present similar storage or transportation risks associated with fossil or nuclear fuels.

•
Environmental Friendliness.  As one of the cleanest sources of energy, solar cells and concentrated solar power systems generate electricity without significant air or water emissions, habitat impact or waste generation.

•	Peak Energy Use Advantage. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak demand periods when electricity prices are at their highest.

•
Modularity, Scalability and Flexible Location.  As the size and generating capacity of a solar system are a function of the number of solar modules installed, solar power products can be deployed in many different sizes and configurations to meet specific customer needs. Moreover, unlike other renewable energy sources such as hydroelectric and wind power, solar power can be installed and utilized wherever there is sunlight and directly where the power will be used. As a result, solar power limits the costs of and energy losses associated with transmission and distribution from large-scale electric plants to end users.

•	Reliability and Durability. Without moving parts and the need for regular maintenance, solar power systems are among the most reliable and durable forms of electricity generation.

Long-term Growth in Demand for Alternative Sources of Energy

Prior to mid-2008, global economic development resulted in strong energy demand, while depletion of fossil fuel reserves and escalating electricity consumption caused wholesale electricity prices to rise significantly. This resulted in higher electricity costs for consumers and highlighted the need to develop technologies for reliable and sustainable electricity generation. Solar power offers an attractive means of power generation without relying extensively on fossil fuel reserves. As global economic development continues to move forward, we expect continued demand for alternative sources of energy to meet rising energy needs and we believe the importance of solar power as a common alternative energy source for global energy consumption will continue to increase rapidly in the long term.

Government Incentives for Solar Power

In countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of renewable energy sources, the use of solar power has continued to grow. A number of countries have offered various types of financial incentives in the form of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources.

Decreasing Costs of Producing Solar Energy

Solar energy has become an attractive alternative energy source because of narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for solar power products driven by lower raw materials costs and increased production efficiencies. From 2008 to 2009,  market prices for polysilicon have declined significantly.  Polysilicon is a key raw material in crystalline silicon-based solar power products and the decline in its price has made crystalline silicon technology more competitive than technologies that are less dependent on polysilicon, such as thin film.  Recently, however, the current price for polysilicon has increased but not to 2008 prices, which was approximately 300% higher than current prices.

Key Challenges for the Solar Power Industry

Despite the benefits of solar power, the industry must overcome the following challenges to achieve widespread commercialization and use.

High Cost of Solar Power Compared with Other Sources of Energy to Consumers

Despite rising costs of conventional energy sources and declining costs of generating electricity through photovoltaic means in recent years, solar power generation is still more expensive compared to conventional power generation. To address this issue, the solar power industry must seek to reduce the price per watt of solar energy for the consumer by lowering manufacturing and installation costs and finding ways to increase the conversion efficiency rate of solar power products. We believe that, as the gap narrows between the cost of electricity generated from solar power products and the cost of electricity purchased from conventional energy sources, solar power will become increasingly attractive to consumers and demand for solar power will increase in the future.

Difficulties in Obtaining Cost-Effective Financing for Solar Power Projects

The global recession and credit market contraction in the second half of 2008 and first half of 2009, which have led to weak consumer confidence, diminished consumer and commercial spending and credit market contraction due to lack of liquidity, have had a significant negative impact on industries that are capital-intensive and highly dependent on investments, including the solar power industry. Many solar power companies, particularly those down the solar power value chain, have experienced difficulties in obtaining cost-effective financing for the capital expenditure and working capital needs of their operations and large-scale project installations. While the demand for solar power has recovered significantly in response to a series of factors, including the recovery of the global economy, and while availability of financing for solar power projects has generally improved as a result, the difficulties in obtaining financing and increased costs of financing still experienced by many companies has resulted in cancellations, postponements or significant scale-backs of a number of solar power projects, which in turn has had an adverse impact on demand for solar power products. A protracted disruption in the ability of solar power companies to access financing at affordable rates or at all may continue to slow down the growth of the solar power industry.

Continuing Reliance on Government Subsidies and Incentives

The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives in the form of capital cost rebates, direct subsidies to end users, reduced tariffs, low interest financing loans and tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. For instance, the governments of Spain and Germany have decided to significantly reduce the feed-in tariffs available to solar power projects. The uncertainty of such decisions, as well as the possible elimination of favorable policies, may make it difficult for some solar companies to plan future projects, which may not be financially feasible without such incentives. As such, it remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

Volatility of Prices in the Polysilicon and Solar Power Product Markets

Up until mid-2008, an industry-wide shortage of virgin polysilicon, the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from both the solar power industry and the semiconductor industry, caused rapid escalation of virgin polysilicon prices. This rise in polysilicon costs had created strong incentives for producers of solar power products to enter into long-term polysilicon supply contracts, and to seek alternative sources of silicon, such as recoverable silicon materials, to mitigate polysilicon price and supply risk. Because prices for silicon wafers, solar cells and solar modules, as well as intermediate products such as recovered silicon materials and silicon ingots, are affected by the price of polysilicon, during the same period the prices of silicon wafers and intermediate products such as recovered silicon and silicon ingots also rose strongly.

However, in the second half of 2008 and the first half of 2009, industry demand was seriously affected by the global recession and credit market contraction. Weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global recession continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers, which further reduced the market prices of virgin polysilicon and downstream solar power products. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for silicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Similarly, the prices of silicon wafers, solar cells and solar modules, as well as intermediate products likewise fell significantly. The sharp fall in prices throughout the polysilicon-based solar power value chain caused solar power companies to seek price reductions in their inputs to manage pressures on their margins. The result was widespread renegotiation of long-term supply contracts to amend prices and volumes, or to change fixed price contracts to variable price contracts. In addition, because recoverable silicon materials can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, were also negatively affected.

Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy and the increasing availability of financing for solar power projects. We believe that such demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy. However, prices of solar power products, including our products, have not increased and may continue to decrease.

Need to Promote Awareness and Acceptance of Solar Power Usage

Increasing promotion efforts for solar power products are needed to increase customers’ awareness and acceptance of solar power through implementation of innovative technologies and designs to make solar power systems suitable for commercial and residential users.

OUR COMPETITIVE STRENGTHS

We believe that the following strengths enable us to compete successfully in the solar power industry:

 Our focus on niche markets and customers not typically covered by the major solar manufacturers.

We focus on niche, “emerging markets” and “emerging customers” in existing markets not typically covered by the major solar manufacturers.  Some of the emerging markets are new solar businesses in stable countries such as Belgium, Netherlands, Italy and Australia.  With the PV market starting to recover from worldwide recession, smaller scale customers still need low-cost but reliable suppliers as such customers are often underserved by major manufacturers who prefer to sell solar product in large volumes. Distribution channels for major manufacturers will sometimes go through two to three levels before reaching the end user of the solar product.  Our focus is to reduce the distribution levels so that our products will reach our end user through only one intermediary, thus, reducing prices by reducing distribution levels. .

Our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition.

We have made significant efforts to continuously improve the quality of our products. Since we commenced our operations we have developed substantial expertise in manufacturing solar power products. In addition, we have improved our production equipment, developed proprietary know-how and technology for our production process and implemented strict quality control procedures in our production process. We have received our Underwriters Laboratories Inc. (UL) certification for a wide range of its crystalline solar photovoltaic power modules and completed certification for IEC, VDE and TUV in the European markets. The high quality of our silicon cells and modules has helped us enhance our brand name recognition among our customers and in the industry. We believe that our experience and capability in producing high quality silicon wafers will enable us to provide high quality solar cells and solar modules and further broaden our customer base.

 Our strategic locations provide us with convenient access to key resources and conditions to support our rapid growth and low-cost manufacturing operations.

We have established our manufacturing base in Shanghai, China to capitalize on both the cost advantage offered in Shanghai as low-cost manufacturing site as well as the convenience of Shanghai as a commercial center for our customers and suppliers and our sales and marketing teams. We believe that the choice of Shanghai for our manufacturing base which requires significant labor, large operating space and significant energy consumption provides us with convenient and timely access to key resources and conditions to support our rapid growth and low-cost manufacturing operations, including low-cost land, labor and utilities, which will become an increasingly important cost advantage as the proportion of silicon materials cost to our total cost of sales decreases.

Our modern production equipment enable us to enhance our productivity.

We use modern production lines to produce solar cells, which enable us to achieve high efficiency and lower our cost. In addition, we have made comprehensive improvements to our solar cell production lines, production process, production management and quality control process, which has improved the conversion efficiency of our solar cells and the percentage of our solar cells that meet our quality criteria.

OUR STRATEGY

In order to achieve our goal of becoming a leading vertically integrated supplier of solar power products, we intend to pursue the following principal strategies:

Continue to diversify our customer base with a focus on quality, service and competitive pricing, but with a focus on niche, “emerging markets” and “emerging customers” in existing markets not typically covered by the major solar manufacturers.

For our 2009 fiscal year, sales to customers that individually exceeded 10% of our sales accounted for approximately 70.74% of our sales.  While we continue to attempt to increase and diversify our customer base with a focus on quality, service and competitive pricing, we are focused on niche, “emerging markets” and “emerging customers” in existing markets not typically covered by the major solar manufacturers.  Some of the emerging markets are new solar businesses in stable countries such as Belgium, Netherlands, Italy and Australia.  With the PV market starting to recover from worldwide recession, smaller scale customers still need low-cost but reliable suppliers as such customers are often underserved by major manufacturers who prefer to sell solar product in large volumes.

Develop a vertically integrated business model where we can produce wafers to capture additional margin.

We plan to continue our efforts to develop our solar cell and solar module business and, to the extent we can raise sufficient capital, plan to integrate our business vertically with the step of expanding our capabilities so that we are able to produce silicon wafers in addition solar cells and solar modules. We believe a more vertically integrated business model will offer us significant advantages in reducing our costs and dependency on third parties to source core product components.  In addition, adding the ability to produce our own silicon wafers would provide additional assurances that we will be able to monitor the quality of the components of our products.

Raise additional capital or increase our borrowings to continue to prudently invest in the coordinated expansion of our production capacity to achieve rapid and sustained growth and improve our profitability.

Despite the recent contraction in demand for solar power products as a result of the current global recession and credit market contraction, we expect that solar power will continue to grow rapidly as an important source of renewable energy. We intend to take advantage of the opportunity created by this projected growth in demand for solar power and prudently invest in the coordinated expansion of our production capacity of solar cells and solar modules in order to achieve rapid and sustained growth of our vertically integrated production capacity. In this regard, to the extent we are able to raise or borrow sufficient capital, we intend to add an additional 50MW line for a total of 100MW of manufacturing capacity.

Continue to enhance our research and development capability with a focus on improving our manufacturing processes to increase overall cell efficiency, reduce our average cost and improve the quality of our products.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. Our research and development laboratory focuses on enhancing the quality of our solar cells and modules, improving production efficiency and increasing the conversion efficiency of our solar cells and modules.  We have established a joint research and development laboratory with Shanghai University to facilitate improvements to our products to create a valuable competitive advantage over our competitors.  We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with academic institutions to further lower our overall production costs, increase the conversion efficiency rates of our solar power products and improve our product quality.

Establish regional sales and support offices and warehouses in Central Europe and North America to expand our sales and marketing network and enhance our sales and marketing channels.

 In order to support our goal to expand sales in Central Europe and North America, we plan to establish regional sales and support offices and warehouses in such locations. Furthermore, we plan to devote significant resources to developing customers through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including attending trade shows and exhibits worldwide as well as providing high quality services to our customers.

Establish strategic alliances with medium and small distributors and system integrators and securing silicon raw material supplies at competitive cost.

We believe our ability to establish and maintain long-term strategic alliances with medium and small distributors for our solar cells and solar modules are critical to our continued business development. We also believe that secure and cost-efficient access to silicon raw material supplies is critical to our future success.

OUR CORPORATE HISTORY AND INFORMATION

Solar EnerTech Corp. was originally incorporated under the laws of the State of Nevada on July 7, 2004.  We engaged in a variety of businesses until March 2006, when we began our current operations as a photovoltaic solar energy cell and module manufacturer. Our management decided that, to facilitate a change in business that was focused on the photovoltaic solar energy cell industry, it was appropriate to change our name. In April 2006, we changed our name to Solar EnerTech Corp. and in August 2008, we reincorporated to the State of Delaware.

PRODUCTS AND CUSTOMERS

Our main product are monocrystalline silicon and polycrystalline solar modules, which we sell to solar panel installers who incorporate our modules into their power generating systems that are sold to end-customers located in Europe, Australia, North America and China.  For the nine fiscal months ended June 30, 2010 and the fiscal years ended September 30, 2009 and 2008, sales to three, four and one customers, respectively, exceeded 10% of our sales and accounted for approximately 76.28%, 70.74% and 38.15%, respectively, of our sales.

RESEARCH & DEVELOPMENT

In December 2006, we entered into a joint venture with Shanghai University to operate a research facility to study various aspects of advanced PV technology. Our joint venture with Shanghai University is for shared investment in research and development on fundamental and applied technologies in the fields of semi-conductive photovoltaic theory, materials, cells and modules. The agreement calls for Shanghai University to provide equipment, personnel and facilities for joint laboratories. It is our responsibility to provide funding, personnel and facilities for conducting research and testing. Research and development achievements from this joint research and development agreement will be available for use by both parties. We are entitled to the intellectual property rights, including copyrights and patents, obtained as a result of this research. Management believes that the joint research and development laboratory will enable us to create a valuable competitive advantage over solar cell producers today, with the goal of enabling us to become an important solar-cell manufacturer. The research and development we will undertake pursuant to this agreement includes the following:

•	we plan to develop efficient and ultra-efficient PV cells with light/electricity conversion rates ranging from 20% to 35%;

•	we plan to develop environmentally friendly high conversion rate manufacturing technology of chemical compound film PV cell materials;

•	we plan to develop highly reliable, low-cost manufacturing technology and equipment for thin film PV cells; and

•	we plan to research and develop key material for low-cost flexible film PV cells and non-vacuum technology.

We committed to invest no less than RMB 5 million each year for the first three years and no less than RMB 30 million cumulatively for the first five years. Due to the delay in the progress of research and development activities in the earlier years, the amount of $1.7 million originally committed to be paid during fiscal years 2009 and 2008 has not been paid as of June 30, 2010, as Shanghai University has not yet incurred the additional costs to meet its research and development milestones. Shanghai University has taken steps to ensure that progress towards achieving the milestones are back on track. Specifically, by the end of 2011, Shanghai University expects to complete academic papers and studies relating to cell conversion rates and other agreed upon projects.

COMPETITION

The solar energy market is highly competitive. Outside China, our competitors include BP Solar, Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. In China, our primary competitors are Suntech Power Holding’s Co., Ltd., Trina Solar Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd., Nanjing PV-Tech Co., Ltd, Canadian Solar Inc., JA Solar Holding Co., Ltd. and Solarfun Power Holdings Co., Ltd.

We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of its supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we do.

INTELLECTUAL PROPERTY

We are not, at present, the holder of any registered trademarks or copyrights on our products. We are the holders of two patents. We intend to trademark the trade name “SolarE” in Asia, Europe and North America in the future and will, if we are successful in our research and development activities, seek intellectual property protection for such products. Solar cells are in the public domain and our only protection in producing them is in the know-how or experience of its employees and management in producing its products.

ENVIRONMENTAL REGULATIONS

In our manufacturing process, we will use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our manufacturing activities. We are subject to a variety of foreign, federal, state and local governmental laws and regulations related to the purchase, storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. In addition, under some foreign, federal, state and local statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

Management believes that we have all environmental permits necessary to conduct our business and have obtained all necessary environmental permits for our facility in Shanghai. Management also believes that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. We are not aware of any pending or threatened environmental investigation, proceeding or action by foreign, federal, state or local agencies, or third parties involving our current facilities. Any failure by us to control the use of or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition.

PRINCIPAL SUPPLIERS

We currently purchase silicon wafer, our key raw material, from the spot market. In 2008 and 2009, our five largest suppliers supplied in the aggregate approximately 53.2% and 70.8%, respectively, of our total silicon wafer material purchases by value.

EMPLOYEES

As of June 30, 2010, we employed approximately 397 people, as follows: our California office currently has 1 employee and the manufacturing plant in Shanghai currently has 396 employees.

PROPERTY

We lease all of our properties.

We lease a 45,601 square foot manufacturing and research facility in Shanghai’s Jinqiao Modern Science and Technology Park. The lease expires on February 19, 2011. The termination clause in the agreement requires a notice of three months. Monthly costs are $21,000. We added 21,506 square feet to our existing facility with monthly rent of $11,000. The lease expires in August 2012.

We also have an operating lease for 3,365 square foot of office space in Shanghai.  The monthly rent for this space is $10,645. The lease expires on December 31, 2011 and can be renewed with three-month advanced notice.

On February 8, 2010, we acquired land use rights of a parcel of land at the price of approximately $0.7 million. This piece of land is 68,025 square meters and is located in Yizheng, Jiangsu Province of China, which will be used to house our second manufacturing facility. As part of the acquisition of the land use right, we are required to complete construction of the facility by February 8, 2012. All land in the PRC is owned by the PRC government and cannot be sold to any individual or entity. The government in the PRC, according to relevant PRC law, may sell the right to use the land for a specified period of time. Thus, the land we purchased in the PRC is considered to be leasehold land.

Finally, we lease 678 square feet of office space on a month to month basis in Mountain View, in Northern California’s Silicon Valley, to handle our United States operations.

We consider these facilities adequate to meet our current needs.

LEGAL PROCEEDINGS

We are involved in various claims and actions arising in the ordinary course of business.  In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on us.  We believe appropriate accruals have been made for the disposition of these matters.  We establish an accrual for a liability when it is both probable that the liability has been incurred and the amount of the loss can be reasonably estimated.  These accruals are reviewed quarterly and adjusted to reflect the impact of negotiations, settlements and payments, rulings, advice of legal counsel, and other information and events pertaining to a particular case.  Legal expenses related to defense, negotiations, settlements, rulings, and advice of outside legal counsel are expensed as incurred.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our directors and executive officers as of June 30, 2010. There are no family relationships among our executive officers and directors.

Name	Age	Position
Leo Shi Young	56	Director, President and Chief Executive Officer
Steve Ye	34	Chief Financial Officer, Treasurer and Secretary
David A. Field	48	Director
David Anthony	48	Director

LEO SHI YOUNG, Director, President and Chief Executive Officer since April 2006

Prior to becoming our president and chief executive officer, Mr. Young was the co-founder, president and chief executive officer of InfoTech Essentials Inc., an energy-saving technology company in China from 2001 to 2006. Mr. Young was a senior member of the California trade delegation to China in 2005, headed by Governor Arnold Schwarzenegger, and currently serves as an organizing committee member of China’s National Renewable Energy Forum. Mr. Young holds an M.B.A. from Fordham University, New York (2005); an M.A. from the School of the Art Institute of Chicago (1985); and a B.A. from Tsinghua University of Beijing (1982).

STEVE YE, Chief Financial Officer, Treasurer and Secretary since April 2009

Mr. Ye joined us in April 2009. Mr. Ye has many years of experience in corporate finance, especially in financial planning and analysis. Before joining us, Mr. Ye worked at ABN AMRO Bank, GE and Wells Fargo bank for the last ten years and advanced his career progressively in different financial leadership roles. Mr. Ye holds an M.B.A. from University of Rochester, Simon Business School in 2004 and Bachelor from Shanghai International Studies University with major in International Accounting in 1998. In addition, Mr. Ye is a certified public accountant in State of Delaware and a Chartered Financial Analyst.

DAVID A. FIELD, Director since January 2010

Mr. Field is president and chief executive officer of Applied Solar, LLC, the successor to the business and assets of Applied Solar, Inc., which, together with one of its wholly-owned subsidiaries, Solar Communities I, LLC, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on July 28, 2009.  Mr. Field is a director of ThermoEnergy Corporation, a Delaware corporation.  Mr. Field had been president, chief executive officer and a director of Applied Solar, Inc., positions he had held since October 2007,  November 2008 and June 2008, respectively.  Prior to joining Applied Solar, Inc., Mr. Field was a senior executive at Clark Security Products from January 2005 to August 2006.  Previously, he founded and managed several companies in the energy sector.  In June 2001, Mr. Field founded and was chief executive officer of Clarus Energy Partners, a leading distributed generation developer, owner and operator that was acquired by Hunt Power in early 2004. Prior to Clarus Energy, Mr. Field co-founded Omaha-based Kiewit Fuels, a renewable energy company specializing in the development of biofuels production.  In addition to a career in sustainable energy development, he also has an extensive background in water technology and infrastructure development, with companies such as Bechtel, Peter Kiewit, and Poseidon Resources, as well as in corporate finance with Citicorp.

DAVID ANTHONY, Director since January 2010

Mr. Anthony is an experienced entrepreneur, venture capitalist, and educator.  He is the Managing Director of 21 Ventures, a position he has held since 2003, and sits on the boards of ThermoEnergy Corporation, Agent Video Intelligence, Axion Power International, Inc., 3GSolar, BioPetroClean, Open Energy and VOIP Logic.  Prior to 21 Ventures, Mr. Anthony launched Notorious Entertainment, a developer of multimedia brands.

Board Composition and Committees

Our board of directors is comprised of Leo Shi Young, David A. Field and David Anthony.  Of such directors, each of David A. Field and David Anthony is an “independent director” as such term is defined in NASDAQ Manual Rule 5605 (a)(2) of the listing standards of the NASDAQ Stock Market. We were not a party to any transaction, relationship or other arrangement with any of our “independent directors” that was considered by our board of directors under NASDAQ Manual Rule 5605 (a)(2) in the determination of such director’s independence.

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors.  The composition of the board committees will comply, when required, with the applicable rules of the exchange on which our common stock is listed and applicable law.  Our board of directors has adopted a written charter for each of the standing committees, each of which is available on our website.

While we have charters providing for an Audit Committee, Compensation Committee and Nominating and Governance Committee, we do not currently have members of the Board of Directors serving on any of the committees.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors.  The Code of Business Conduct and Ethics is available on our website at www.solarE-power.com and was filed with SEC on February 11, 2008 as Exhibit 14.1 to our Form 8-K.

EXECUTIVE COMPENSATION

The following table and discussion sets forth information with respect to all compensation awarded to, earned by or paid to our chief executive officer, our chief financial officer and to any executive officer whose annual salary and bonus exceeded $100,000 during our last completed fiscal year that ended on September 30, 2009.

SUMMARY COMPENSATION TABLE

			Option Awards($)		Other Compensation
Name and principal position	Year	Salary ($)	(1)		($)		Total ($)
Leo Shi Young,(6)	2009	200,000	2,428,000	(3)	22,000	(2)	2,650,000
President and Chief Executive Officer	2008	132,000	279,000	(3)	18,000	(2)	429,000

Shi Jian Yin,	2009	103,000	1,175,000	(4)			1,278,000
Chief Operating Officer	2008	74,000	181,000	(4)			255,000

Steve Ye	2009	38,000	8,000	(5)			46,000
Chief Financial Officer

(1)
Option award values reflect the amortization expense recognized by the Company in accordance with FASB ASC 718, “Compensation - Stock Compensation" ("ASC 718"), during fiscal years 2007 and 2008 for unvested and outstanding stock option grants. The total value to be expensed over the amortization or vesting period for each award was determined using the Black-Scholes option pricing model with assumptions as disclosed in this Form 10-K in Item 7 Financial Statements, Note 3. Summary of Significant Accounting Policies under the heading “Stock-Based Compensation.”

(2)	The Company provided an apartment to Mr. Young while he was working in the Shanghai office.

(3)
On August 19, 2008, Mr. Young was granted 11.75 million restricted shares. These shares were issued pursuant to the Company's 2008 Restricted Stock Plan. The amount shown reflect the grant date fair value computed in accordance with ASC 718.

(4)
On August 19, 2008, Mr. Yin was granted 7.6 million restricted shares. These shares were issued pursuant to the Company's 2008 Restricted Stock Plan. The amount shown reflect the grant date fair value computed in accordance with ASC 718.

(5)	Represents option granted to Mr. Ye for 500,000 shares under the terms of the Company’s Amended and Restated 2007 Equity Incentive Plan with an exercise price of $0.20.

(6)
Under the terms of the Executive Incentive Agreement, Change of Control Retention and Severance Agreement entered into between the Company and Mr. Young dated August 19, 2008, Mr. Young is entitled to receive salary and other benefits as set forth in the Executive Incentive Agreement below.

AGREEMENTS WITH PRINCIPAL EXECUTIVE OFFICER

Amended and Restated Executive Employment, Incentive, and Severance Agreement with Mr. Leo Shi Young

Under the terms of the Amended and Restated Executive Employment, Incentive, and Severance Agreement entered into between us and Mr. Young on January 7, 2010 (the “Executive Incentive Agreement”), Mr. Young is entitled to:

•	receive an annual base salary of $250,000;

•	additional options for a number of shares of our common stock to be determined by the Board if the Company reaches certain operating and financial metrics agreed upon between the Board and Mr. Young;

•
a severance arrangement of a lump sum payment in an amount equal to eighteen (18) months of Mr. Young’s then effective base salary and acceleration of vesting of stock options and restricted stock in the event of Mr. Young’s involuntary termination from service (i) for reasons other than Cause; or (ii) due to a Diminution of Responsibilities (each as defined in the Executive Incentive Agreement); and

•	other benefits as set forth in the Executive Incentive Agreement.

Amended and Restated Employment Agreement with Steve Mao Ye

Under the terms of the Amended and Restated Employment Agreement entered into between us and Mr. Ye on January 7, 2010 (the “Ye Employment Agreement”), Mr. Ye is entitled to receive:

•
an annual salary of Chinese RMB 600,000 (approximately US$88,000 as of the date of the Employment Agreement), increasing to Chinese RMB 672,000 (approximately US$98,500 as of the date of the Ye Employment Agreement) to the extent the Company achieves profitability for each of the quarters ending March 30, 2010 and June 30, 2010;

•
severance arrangement of a lump sum payment in an amount equal to six (6) months of Mr. Ye’s then effective base salary and acceleration of vesting of stock options and restricted stock under certain conditions; and

•	other benefits as set forth in the Ye Employment Agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

OUTSTANDING EQUITY AWARDS AT SEPTEMBER 30, 2009

	Option Awards					Stock Awards
						Number of Shares
	Number of Securities	Number of Securities				or Units of		Market Value of
	Underlying Unexercised	Underlying Unexercised		Option	Option	Stock(#) That		Shares or units of
	Options (#)	Options (#)		Exercise	Expiration	Have Not Vested		Stock That have Not
Name	Exercisable	Unexercisable		Price ($)	Date	(#)		Vested ($) (1)
Leo Shi Young	-	-		-	-	11,750,000	(2)	3,290,000

Shi Jian Yin	-	-		-	-	7,600,000	(3)	2,128,000

Steve Ye	-	500,000	(4)	0.20	4/2/2019	-		-

(1)	Based on a closing price of Solar EnerTech's common stock of $0.28 on September 30, 2009.

(2)
On August 19, 2008, Mr. Young was granted 11.75 million shares of restricted stocks. These shares were issued pursuant to the Company’s 2008 Restricted Stock Plan and will be vested 20% on August 19, 2010 and 80% on August 19, 2011. Please see our discussion below in Item 12 regarding the 2008 Restricted Stock Plan.

(3)
On August 19, 2008, Mr. Yin was granted 7.6 million shares of restricted stocks. These shares were issued pursuant to the Company’s 2008 Restricted Stock Plan and will be vested 20% on August 19, 2010 and 80% on August 19, 2011. Please see our discussion below in Item 12 regarding the 2008 Restricted Stock Plan.

(4)
Represents options granted to Mr. Ye effective April 2,2009 under the terms of the Company’s Amended and Restates 2007 Equity Incentive Plan with an exercise price of $0.20 per share. These shares vest 25% annually over 4 years beginning on April 2, 2009

DIRECTOR COMPENSATION

Name	Option Awards ($)	All Other Compensation ($)		Total ($)
Leo Shi Young (1)	-	-		-
Shi Jian Yin (1)	-	-		-
Robert Coackley	-	2,700	(2)	2,700
Kevin Koy	-	1,200	(2)	1,200
Philip Fei Yun	-	-		-

_______________________
(1)  Please see the Summary Compensation Table above with respect to compensation earned by Messrs. Young and Yin as executive officers of the Company.

(2) Cash compensation received by each board member.

Compensation of Directors

Narrative to Director Compensation Table

On February 22, 2008, the Compensation Committee of the board of directors recommended and the board adopted the following compensation arrangements for our non-employee directors:

	Attendance Fees	Stock Option Award

All board Members	$1,500 per board meeting attended in person; $300 per board meeting attended telephonically	25,000 shares vesting ratably over one year

Audit Committee	$1,500 per committee meeting attended in person; $300 per committee meeting attended telephonically (1)	—
Audit Committee Chair	—	Additional award of 175,000 shares vesting ratably over one year

Compensation Committee	$1,500 per committee meeting attended in person; $300 per committee meeting attended telephonically (1)
Compensation Committee Chair	—	Additional award of 75,000 shares vesting ratably over one year

Nominating and Governance Committee	$1,500 per committee meeting attended in person; $300 per committee meeting attended telephonically (1)
Nominating and Governance Committee Chair	—	Additional award of 75,000 shares vesting ratably over one year
_______________________
(1) Attendance of committee meetings that are held on the same day with a general board meeting do not result in receiving additional attendance fees for attendance of the committee meeting.

Amended and Restated 2007 Equity Incentive Plan

On September 24, 2007, our board of directors approved the adoption of the 2007 Equity Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the issuance of a maximum of 10 million shares of common stock in connection with awards under the 2007 Plan. Such awards may include stock options, restricted stock purchase rights, restricted stock bonuses and restricted stock unit awards. The 2007 Plan may be administered by our board of directors or a committee duly appointed by the board of directors and has a term of 10 years. Participation in the 2007 Plan is limited to our employees, directors and consultants and those of our subsidiaries and other affiliates. Options granted under the 2007 Plan must have an exercise price per share not less than the fair market value of our common stock on the date of grant. Options granted under the 2007 Plan may not have a term exceeding 10 years. Awards will vest upon conditions established by the board of directors or it’s duly appointed Committee. Subject to the requirements and limitations of section 409A of the Internal Revenue Code of 1986, as amended, in the event of a Change in Control (as defined in the 2007 Plan), the board of directors may provide for the acceleration of the exercisability or vesting and/settlement of any award, the board of directors may provide for a cash-out of awards or the Acquirer (as defined in the 2007 Plan) may either assume or continue our rights and obligations under any awards.

On February 5, 2008, the board of directors adopted the Amended and Restated 2007 Equity Incentive Plan (the “Amended 2007 Plan”), which increases the number of shares authorized for issuance from 10 million to 15 million shares of common stock and was to be effective upon approval of our stockholders and upon our reincorporation into the State of Delaware.

On May 5, 2008, at our Annual Meeting of Stockholders, our stockholders approved the Amended 2007 Plan. On August 13, 2008, we reincorporated into the State of Delaware.

On May 9, 2008, the Compensation Committee of the board of directors authorized the repricing of all outstanding options issued to current employees, directors, officers and consultants prior to February 5, 2008 under the 2007 Plan to $0.62, determined in accordance with the 2007 Plan as the closing price for shares of Common Stock on the Over-the-Counter Bulletin Board on the date of the repricing.

As of September 30, 2009, the board of directors has granted options to purchase 2,940,000 shares of our common stock to our employees, director and consultants pursuant to the Amended 2007 Plan.

Under the Series A and Series B Notes Conversion Agreement entered into by us and certain holders of our former Series A Convertible Notes and Series B Convertible Notes on January 7, 2010, these note holders agreed to take all necessary actions required to: (i) increase the number of shares of common stock authorized to be issued under our equity incentive plans to equal 20% of our fully-diluted outstanding stock (including the conversion of all of notes and warrants) and (ii) provide for the grants of additional stock options equal to approximately 30% of the current option holding of each of our employees in good standing, which options shall have an exercise price of $0.15 per share.  We have not yet undertaken these actions but plan to in the future.

2008 Restricted Stock Plan

On August 19, 2008, Mr. Leo Young, our chief executive officer, entered into a Stock Option Cancellation and Share Contribution Agreement with Jean Blanchard, a former officer, to provide for (i) the cancellation of a stock option agreement by and between Mr. Young and Ms. Blanchard dated on or about March 1, 2006 and (ii) the contribution to us by Ms. Blanchard of the remaining 25,250,000 shares of common stock underlying the cancelled Option Agreement.

On the same day, an Independent Committee of our board adopted the 2008 Restricted Stock Plan (the “2008 Plan”) providing for the issuance of 25,250,000 shares of restricted common stock to be granted to our employees pursuant to forms of restricted stock agreements.

The 2008 Plan provides for the issuance of a maximum of 25,250,000 shares of restricted stock in connection with awards under the 2008 Plan.  The 2008 Plan is administered by our Compensation Committee, a subcommittee of our board of directors, and has a term of 10 years. Participation is limited to our employees, directors and consultants and those of our subsidiaries and other affiliates.  During any period in which shares acquired pursuant to the 2008 Plan remain subject to vesting conditions, the participant shall have all of the rights of a stockholder holding shares of our stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.  If a participant terminates his or her service for any reason (other than death or disability), or the participant’s service is terminated by us for cause, then the participant shall forfeit any shares acquired by the participant which remain subject to vesting conditions as of the date of the participant’s termination of service. If a participant’s service is terminated by us without cause, or due to the death or disability of the participant, then the vesting of any restricted stock award shall be accelerated in full as of the effective date of the participant’s termination of service.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

At September 30, 2009 and September 30, 2008, the accounts payable and accrued liabilities, related party balance was $5.6 million and $5.5 million, respectively. The $5.6 million accrued liability represents $4.6 million of compensation expense related to our obligation to withhold tax upon exercise of stock options by Mr. Young in the fiscal year 2006 and the related interest and penalties, and $1.0 million of indemnification provided by us to Mr. Young  for any liabilities he may incur as a result of previous stock options granted to him by Ms. Blanchard, a former officer, in conjunction with the purchase of Infotech Hong Kong New Energy Technologies, Limited and Solar EnerTech (Shanghai) Co., Ltd. on August 19, 2008.

On April 27, 2009, we entered into a Joint Venture Agreement with Jiangsu Shunda Semiconductor Development Co., Ltd. to form a joint venture in the United States by forming a new company, to be known as Shunda-SolarE Technologies, Inc., in order to jointly pursue opportunities in the United States solar market. After its formation, the joint venture company’s name was later changed to SET-Solar Corp. During the three and nine months ended June 30, 2010, we recorded sales from SET-Solar Corp in the amount of $0.5 million. As of June 30, 2010, the accounts receivable due from SET-Solar Corp. and the cash collateral received from SET-Solar Corp. are $0.4 million and $0.3 million, respectively. We are currently in the process of ceasing our joint venture relationship with Jiangsu Shunda which will result in SET-Solar Corp. becoming an independent entity who will be one of our U.S. distributors.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables sets forth security information as of June 30, 2010, as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities, each of our executive officers and directors and of all of our executive officers and directors as a group. On June 30, 2010, we had 169,793,496 shares of common stock outstanding.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after June 30, 2010 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Security Ownership of Certain Beneficial Owners

Name and Address	Number of Shares Beneficially Owned	Percentage Owned
The Quercus Trust (1)	125,734,189	59.2%

(1)   Information based on Amendment No. 7 to Schedule 13D dated January 7, 2010. The address for The Quercus Trust is 1835 Newport Blvd., A109-PMB 467, Costa Mesa, CA 92627. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by The Quercus Trust.  The Quercus Trust holds 83,127,191 shares of common stock and warrants to purchase 42,606,998 shares of common stock.

Security Ownership of Management

	Number of Shares
Name and Address (1)	Beneficially Owned		Percentage Owned
Leo Shi Young	15,284,286	(2)	9.0%

Shi Jian Yin (3)	3,500,000		2.1%

Steve Mao Ye	125,000	(4)	*

David A. Field	*		*

David Anthony	*		*

All directors and officers as a group	18,909,286		11.1%

*	Beneficially owns less than 1% of our outstanding common shares and options.
(1)	The address for our officers and directors is 655 West Evelyn Avenue, Suite #2, Mountain View, CA 94041
(2)
Mr. Young was granted 11,750,000 of restricted shares on August 19, 2008.  20% of these shares vested on August 19, 2010 and the remaining 80% will vest on August 19, 2011.   These restricted shares bear voting rights and therefore are included in this calculation.

(3)	As of the date hereof, Mr. Yin is no longer an officer or director of our company.
(4)	Mr. Ye was granted an option for 500,000 shares on May 20, 2009. The options vests 25% annually over 4 years beginning on April 2, 2009. As of August 24, 2010, 125,000 shares have vested.

DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 400,000,000 shares of common stock, $0.001 par value per share, of which 169,793,496 shares are issued and outstanding as of June 30, 2010.  Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefore, if declared by our board of directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

•	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

WARRANTS

We have issued Series A, Series B and Series C warrants to purchase shares of our common stock.  We and the holders of over 50% of each of the outstanding Series A, Series B and Series C warrants (collectively the “PIPE Warrants”) entered into an Amendment to the Series A, B, and C Warrants (the “Warrant Amendment”) on January 7, 2010 which amended the PIPE Warrants to reduce their exercise prices from $1.21, $0.90 and $1.00, respectively, to $0.15. The PIPE Warrants were also amended to (a) waive the anti-dilution provisions of the PIPE Warrants that would increase the number of shares issuable pursuant to the PIPE Warrants in inverse proportion to the reduction in the exercise price, (b) waive all anti-dilution protections as to future transactions and (c) eliminate maximum ownership percentage restrictions. As of the June 30, 2010, our Series A, Series B and Series C warrants were exercisable into 7,246,377, 20,431,554 and 24,318,181 shares of our common stock, respectively, each at $0.15 per share. The PIPE Warrants expire 60 months from the date of their issuance.

We also have issued other warrants exercisable for 3,233,684 shares of common stock.  The warrants expire in March 2012.

In addition, we have agreed to issue to Rodman & Renshaw, LLC, our placement agent for this offering, warrants to purchase 5% of the aggregate number of shares of our common stock sold in this offering

WARRANTS TO BE ISSUED AS PART OF THIS OFFERING

The warrants offered in this offering will be issued in a form filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of warrant for a complete description of the terms and conditions applicable to the warrants. The following is a brief summary of the warrants and is subject in all respects to the provisions contained in the form of warrant.

The warrants will have an exercise price of $[•] per share of our common stock and will be exercisable at the option of the holder at any time after the closing date of this offering, through and including the date that is the five year anniversary of the initial exercise date.

The warrants may be exercised only for full shares of common stock. If the registration statement covering the shares issuable upon exercise of the warrants contained in the units is no longer effective, the warrants will be issued with restrictive legends unless such shares are eligible for sale under Rule 144 promulgated under the Securities Act. We will not issue fractional shares of common stock or cash in lieu of fractional shares of common stock. Warrant holders do not have any voting or other rights as a stockholder of our company. The exercise price and the number of shares of common stock purchasable upon the exercise of each warrant are subject to adjustment upon the happening of certain events, such as stock dividends, distributions, and splits.

The warrants provide that no exercise will be effected, and the holder of a warrant will not have the right to exercise a warrant, if after giving effect to the exercise the holder, together with any affiliates, would beneficially own in excess of 4.99% of the number of our shares outstanding immediately after giving effect to the issuance of shares upon exercise. The holder, upon at least 60 days notice to us, may increase the 4.99% threshold but not above 9.99%.

In the event that we (i) merge with or sell or lease all or substantially all of our assets to another company in one or more related transactions, (ii) are the target of a completed tender offer that has been accepted by the holders of 50% or more of our then outstanding common stock, (iii) effect any reorganization, reclassification or recapitalization of our company or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchangeable for other securities, or (iv) consummate a business combination, including a spin-off, with another entity or group of persons in which that entity or group acquires more than 50% of the then outstanding shares of our common stock, then the holder of a warrant will be entitled, upon exercise of the warrant, to receive shares of the successor entity and any additional consideration paid in the transaction to our stockholders. The amount of shares and the exercise price of the warrants shall be adjusted as necessary to reflect the alternate consideration issuable in the transaction. If the consideration to be received in the transaction is all cash or the transaction is a going private transaction or the acquiring entity is not listed on a national securities exchange, including NASDAQ, then the holder of a warrant, at his or her option, may require the acquiring entity to purchase the warrant for cash in an amount equal to the value of the unexercised portion of the warrant. The warrant valuation shall be based on the Black-Scholes option pricing model.

No market exists for the warrants. We do not intend to list the warrants offered hereby on any securities exchange or automated quotation system.

SERIES B-1 NOTE

On March 19, 2010, we issued a Series B-1 Convertible Note with a principal amount of $1.8 million (the “Series B-1 Note”).  The Series B-1 Note has an interest rate equal to 6% per annum and is due on March 19, 2012.  The Series B-1 Note is convertible into a number of shares of our common stock equal to the quotient of (a) the amount being converted and (b) $0.15 (subject to any adjustment pursuant to the terms of the note).  The noteholder, however, cannot convert if such conversion results in the noteholder beneficial owning more than 4.99% of our shares, subject to exceptions as discussed in the Series B-1 Note.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER BYLAWS PROVISIONS

We are subject to Section 203 of the Delaware General Corporation Law.  This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable.  In particular, our bylaws, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders.  These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company.  These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights.  We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts.  These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York  1004 and its telephone number is 212.509.4000.

PLAN OF DISTRIBUTION

Rodman & Renshaw, LLC, which we refer to as the placement agent, has entered into a placement agency agreement with us in connection with this offering. The placement agent may engage one or more sub-placement agents or selected dealers. Among other things, the placement agent will assist us in identifying and evaluating prospective investors and approach prospective investors regarding the offering. The placement agent will assist us on a “reasonable best efforts” basis. The placement agent will have no obligation to buy any of the securities from us, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. We will enter into a securities purchase agreement directly with each investor in connection with this offering, which will set forth the terms of the offering, as described in this prospectus, will include customary representations and warranties regarding the offering, the units to be issued and sold, and our business, and will contain customary conditions to closing and other customary terms.

This offering will be made only to persons who qualify as “institutional investors” under the securities laws of the state of their residence, or for entities, of their domicile, or to legal entities to whom offers and sales may be made without qualification or registration of this offering under the securities laws of their state of domicile.

The placement agency agreement provides that the obligations of the placement agent are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our officers, our counsel, and our independent registered public accounting firm. If the closing conditions are not satisfied by [•], 2010, we will return your subscription amount to you without interest and without any other offset or deduction within two days.

There may be one or more closings of the offering. On each closing date, we will issue the securities for which subscriptions have been received and accepted to the subscribers and we will receive funds in the amount of the aggregate purchase price for those securities. We currently anticipate a first closing of a sale of the securities on [•], 2010.

On each closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the securities being sold by us on such closing date, less the amount of fees we are paying to the placement agent;
•	we will cause common stock sold on such closing date to be delivered in either certificate form or book-entry form through the facilities of the Depository Trust Company; and
•	we will cause an executed warrant exercisable for the applicable number of shares to be delivered to each purchaser of common stock on such closing date.

We have agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds of this offering.  The placement agent will be entitled to a non-accountable expense allowance equal to 1% of the aggregate public offering proceeds.  We have previously advanced $50,000 to the placement agent for expenses which amount will be credited against the non-accountable expense allowance of the placement agent.  If this offering is not completed, the placement agent is required to refund the advance of $50,000 to us except to the extent those expenses are actually incurred by the placement agent as permitted by FINRA Rule 5110(f)(2)(D).  The placement agent will also receive warrants to purchase 5% of the aggregate number of shares of our common stock sold in this offering. The placement agent warrants are not covered by this prospectus.  The warrants issued to the placement agent will be substantially identical to the warrants offered by this prospectus except that the warrants issued to the placement agent will have an exercise price per share of 125% of the public offering price, or $[•], and the expiration date of such warrants shall be [•], or the five year anniversary of the effective date of this offering. Pursuant to FINRA Rule 5110(g), for a period of six months after the issuance date of the placement agent warrants, neither the placement agent warrants nor any warrant shares issued upon exercise of the placement agent warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

(i)	by operation of law or by reason of reorganization of the Company;
(ii)
to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

(iii)	if the aggregate amount of our securities of the Company held by the holder of the placement agent warrants or related person do not exceed 1% of the securities being offered;
(iv)
that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The following table shows the per unit and total placement agent fee to be paid by us to the placement agent. This amount is shown assuming all of the securities offered pursuant to this prospectus are sold and issued by us.

Placement Agent Fee Per Unit	Total
$[•]	$[•]

We are offering pursuant to this prospectus up to [•] of our units, but there can be no assurance that the offering will be fully subscribed. Accordingly, we may sell substantially less than [•] of our units, in which case our net proceeds would be substantially reduced and the total placement agent fees may be substantially less than the maximum total set forth above. We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities related to the performance by the placement agent of the services contemplated by the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, and any commission received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be an underwriting discount or commission under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 and Regulation M under the Securities Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants to purchase shares of common stock by the placement agent. Under these rules and regulations, the placement agent may not engage in any stabilization activity in connection with our securities; and may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Securities Exchange Act, until it has completed its participation in the distribution.

The estimated offering expenses payable by us, in addition to the placement agent’s fee, are approximately $[•], which include legal, accounting and printing costs and various other fees associated with registering the units and listing the common stock.

The form of placement agency agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

FOREIGN REGULATORY RESTRICTIONS ON PURCHASE OF THE UNITS

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the units or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the units may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the securities being offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California.

EXPERTS

The consolidated financial statements of Solar EnerTech Corp. (the “Company”) at September 30, 2009 and 2008, and for each of the two years in the period ended September 30, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets – June 30, 2010 (unaudited) and September 30, 2009 (audited)	F-2

Unaudited Consolidated Statements of Operations – Three and Nine Months Ended June 30, 2010 and 2009	F-3

Unaudited Consolidated Statements of Cash Flows – Nine Months Ended June 30, 2010 and 2009	F-4

Notes to Unaudited Consolidated Financial Statements	F-5

Consolidated Financial Statements (audited)

Solar EnerTech Corp.
Consolidated Balance Sheets

	June 30, 2010	September 30, 2009
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$2,662,000	$1,719,000
Accounts receivable, net of allowance for doubtful account of $96,000 and $96,000 at June 30, 2010 and September 30, 2009, respectively	13,544,000	7,395,000
Advance payments and other	347,000	799,000
Inventories, net	4,987,000	3,995,000
Deferred financing costs, net of accumulated amortization	-	1,250,000
VAT receivable	422,000	334,000
Other receivable	173,000	408,000
Total current assets	22,135,000	15,900,000
Property and equipment, net	9,407,000	10,509,000
Other assets	730,000	-
Investment	-	1,000,000
Deposits	101,000	87,000
Total assets	$32,373,000	$27,496,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$12,286,000	$5,794,000
Customer advance payment	420,000	27,000
Accrued expenses	2,474,000	1,088,000
Accounts payable and accrued liabilities, related parties	5,773,000	5,646,000
Short-term loans	729,000	-
Convertible notes, net of discount	-	3,061,000
Derivative liabilities	-	178,000
Total current liabilities	21,682,000	15,794,000
Convertible notes, net of discount	1,542,000	-
Derivative liabilities	562,000	-
Warrant liabilities	1,044,000	2,068,000
Total liabilities	24,830,000	17,862,000

STOCKHOLDERS' EQUITY:
Common stock - 400,000,000 shares authorized at $0.001 par value 169,793,496 and 111,406,696 shares issued and outstanding at June 30, 2010 and September 30, 2009, respectively	170,000	111,000
Additional paid in capital	96,881,000	75,389,000
Other comprehensive income	2,554,000	2,456,000
Accumulated deficit	(92,062,000)	(68,322,000)
Total stockholders' equity	7,543,000	9,634,000
Total liabilities and stockholders' equity	$32,373,000	$27,496,000

The accompanying notes are an integral part of these consolidated financial statements.

Solar EnerTech Corp.
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009

Sales	$16,355,000	$10,143,000	$51,799,000	$19,639,000
Cost of sales	(15,051,000)	(9,657,000)	(47,637,000)	(22,791,000)
Gross profit (loss)	1,304,000	486,000	4,162,000	(3,152,000)

Operating expenses:
Selling, general and administrative	2,475,000	2,577,000	7,243,000	8,224,000
Research and development	54,000	463,000	287,000	1,234,000
Loss on debt extinguishment	-	36,000	18,549,000	527,000
Total operating expenses	2,529,000	3,076,000	26,079,000	9,985,000

Operating loss	(1,225,000)	(2,590,000)	(21,917,000)	(13,137,000)

Other income (expense):
Interest income	1,000	3,000	5,000	13,000
Interest expense	(59,000)	(1,015,000)	(5,383,000)	(1,938,000)
Gain (loss) on change in fair market value of compound embedded derivative	717,000	(238,000)	1,115,000	350,000
Gain (loss) on change in fair market value of warrant liability	1,393,000	(3,158,000)	4,369,000	(1,415,000)
Impairment loss on investment	(1,000,000)	-	(1,000,000)	-
Other income (expense)	(485,000)	217,000	(929,000)	3,000
Net loss	$(658,000)	$(6,781,000)	$(23,740,000)	$(16,124,000)

Net loss per share - basic	$(0.004)	$(0.08)	$(0.18)	$(0.18)
Net loss per share - diluted	$(0.004)	$(0.08)	$(0.18)	$(0.18)

Weighted average shares outstanding - basic	156,502,573	88,256,706	128,327,753	87,669,839
Weighted average shares outstanding – diluted	156,502,573	88,256,706	128,327,753	87,669,839

The accompanying notes are an integral part of these consolidated financial statements.

Solar EnerTech Corp.
Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(23,740,000)	$(16,124,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,842,000	1,718,000
Loss on disposal of property and equipment	51,000	-
Stock-based compensation	2,221,000	4,689,000
Loss on debt extinguishment	18,549,000	527,000
Impairment loss on investment	1,000,000	-
Payment of interest by issuance of shares	210,000	-
Amortization of note discount and deferred financing cost	5,146,000	1,413,000
Gain on change in fair market value of compound embedded derivative	(1,115,000)	(350,000)
(Gain) loss on change in fair market value of warrant liability	(4,369,000)	1,415,000
Changes in operating assets and liabilities:
Accounts receivable, net	(6,075,000)	(4,498,000)
Advance payments and other	441,000	2,291,000
Inventories, net	(962,000)	269,000
VAT receivable	(84,000)	834,000
Other receivable	236,000	439,000
Accounts payable, accrued liabilities and customer advance payment	7,175,000	7,592,000
Accounts payable and accrued liabilities, related parties	127,000	154,000
Net cash provided by operating activities	653,000	369,000

Cash flows from investing activities:
Acquisition of property and equipment	(463,000)	(325,000)
Proceeds from sales of property and equipment	9,000	36,000
Net cash used in investing activities	(454,000)	(289,000)

Cash flows from financing activities:
Borrowing under short-term loans	1,141,000	-
Short-term loans repayment	(412,000)	-
Net cash provided by financing activities	729,000	-

Effect of exchange rate on cash and cash equivalents	15,000	5,000
Net increase in cash and cash equivalents	943,000	85,000
Cash and cash equivalents, beginning of period	1,719,000	3,238,000
Cash and cash equivalents, end of period	$2,662,000	$3,323,000

Supplemental disclosure of non-cash activities:
Extinguishment of convertible notes by issuance of common stocks	$(5,729,000)	$104,000
Extinguishment of convertible notes by issuance of Series B-1 Note	$(1,815,000)	$-
Issuance of Series B-1 Note	$1,535,000	$-
Acquisition of other assets	$732,000	$-

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERTECH CORP.

Notes to Consolidated Financial Statements
June 30, 2010 (Unaudited)

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Solar EnerTech Corp. was originally incorporated under the laws of the State of Nevada on July 7, 2004 as Safer Residence Corporation and was reincorporated to the State of Delaware on August 13, 2008 (“Solar EnerTech” or the “Company”).  The Company engaged in a variety of businesses until March 2006, when the Company began its current operations as a photovoltaic (“PV”) solar energy cell (“PV Cell”) manufacturer. The Company’s management decided that, to facilitate a change in business that was focused on the PV Cell industry, it was appropriate to change the Company’s name. A plan of merger between Safer Residence Corporation and Solar EnerTech Corp., a wholly-owned inactive subsidiary of Safer Residence Corporation, was approved on March 27, 2006, under which the Company was to be renamed “Solar EnerTech Corp.” On April 7, 2006, the Company changed its name to Solar EnerTech Corp.  On August 13, 2008, the Company reincorporated to the State of Delaware.

The Company conducts a substantial part of its operations under a wholly-owned subsidiary in Shanghai, China named Solar EnerTech (Shanghai) Co., Ltd.

On January 15, 2010, the Company incorporated a wholly-owned subsidiary in Yizheng, Jiangsu Province of China to supplement its existing production facilities to meet increased sales demands.

On February 8, 2010, the Company acquired land use rights of 68,025 square meter parcel of land located in Yizheng, Jiangsu Province of China, which will be used to house the Company’s second manufacturing facility.

NOTE 2 — LIQUIDITY AND GOING CONCERN

The Company has incurred significant net losses from operations during each period from inception through June 30, 2010 and has an accumulated deficit of approximately $92.1 million at June 30, 2010. For the nine months ended June 30, 2010, the Company incurred a net loss of approximately $23.7 million.

As of December 31, 2009, the Company had outstanding convertible notes with a principal balance of $11.6 million consisting of $2.5 million in principal amount of Series A Convertible Notes (the “Series A Notes”) and $9.1 million in principal amount of Series B Convertible Notes (the “Series B Notes”), which were recorded at carrying amount at $6.8 million, collectively known as the “Notes”. These Notes bore interest at 6% per annum and were due on March 7, 2010.  On January 7, 2010 (the “Conversion Date”), the Company entered into a Series A and Series B Notes Conversion Agreement (the “Conversion Agreement”) with the holders of Notes representing at least seventy-five percent of the aggregate principal amounts outstanding under the Notes to restructure the terms of the Notes. Pursuant to the terms of the Conversion Agreement, the Notes would automatically be converted into shares of the Company’s common stock at a conversion price which was reduced from $0.69 and $0.57, respectively to $0.15 per share and were amended to eliminate the maximum ownership percentage restriction prior to such conversion. Under the Conversion Agreement, the Notes were amended and election has been taken such that all outstanding principal, all accrued but unpaid interest, and all accrued and unpaid late charges (as defined in the Notes) with respect to all of the outstanding Notes would automatically be converted into shares of the Company’s common stock at a conversion price per share of common stock of $0.15 effective as of January 7, 2010. As of the Conversion Date, each Note no longer represented a right to receive any cash payments (including, but not limited to, interest payments) and only represented a right to receive the shares of common stock into which such Note has been converted into. On January 7, 2010, a total of approximately $9.8 million of the Series A and B Convertible Notes were effectively converted into shares of the Company’s common stock. As of June 30, 2010, the Company has an outstanding convertible note with a principal balance of $1.8 million consisting of the Series B-1 Note, which was recorded at a carrying amount of $1.5 million. The Series B-1 Note bears interest at 6% per annum and is due on March 19, 2012.

On March 25, 2010, the Company entered into a one year contract with China Export & Credit Insurance Corporation (“CECIC”) to insure the collectability of outstanding accounts receivable for two of the Company’s key customers. The Company pays a fee based on a fixed percentage of the accounts receivable outstanding and expenses this fee when it is incurred. In addition, on March 30, 2010, the Company entered into a one year revolving credit facility arrangement with Industrial Bank Co., Ltd. (“IBC”) that is secured by the accounts receivable balances of the Company’s two key customers insured by CECIC above. The Company can draw up to the lower of $2.0 million or the cumulative amount of accounts receivable outstanding from the respective two key customers. If any of the insured customers fail to repay the amounts outstanding due to the Company, the insurance proceeds will be remitted directly to IBC instead of the Company.  The interest rate of the credit facility is variable and ranged from 3.30% to 4.48% during the quarter ended June 30, 2010.  As of June 30, 2010, the Company drew on this credit facility with IBC amounted to $0.7 million and there have been no insurance claims submitted to CECIC. The credit facility contains certain non-financial ratios related covenants, including maintaining creditworthiness, complying with all contractual obligations, providing true and accurate records as requested by IBC, fulfillment of other indebtedness (if any), maintaining its business license and continuing operations, ensuring its financial condition does not deteriorate, remaining solvent, and other conditions, as defined in the credit facility agreement. The Company complied with these covenants as of June 30, 2010.

The Company has approximately $2.7 million in cash and cash equivalents on hand as of June 30, 2010. The conditions described raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on the assumption that it will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Since April 2009, significant steps were taken to improve operations including securing key new customer contracts, which have increased sales volumes. In addition, the Company has engaged in various cost cutting programs and renegotiated most of its contracts to reduce operating expenses. Due to these actions and the decrease in raw material prices, specifically silicon wafer prices, the Company has been generating positive gross margins since the third quarter of fiscal year 2009.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Accounting

Prior to August 19, 2008, the Company operated its business in the People’s Republic of China through Infotech Hong Kong New Energy Technologies, Limited (“Infotech HK”) and Solar EnerTech (Shanghai) Co., Ltd (“Infotech Shanghai” and together with Infotech HK, “Infotech”). While the Company did not own Infotech, the Company’s financial statements have included the results of the financials of each of Infotech HK and Infotech Shanghai since these entities were wholly-controlled variable interest entities of the Company through an Agency Agreement dated April 10, 2006 by and between the Company and Infotech (the “Agency Agreement”). Under the Agency Agreement the Company engaged Infotech to undertake all activities necessary to build a solar technology business in China, including the acquisition of manufacturing facilities and equipment, employees and inventory. The Agency Agreement continued through April 10, 2008 and then on a month to month basis thereafter until terminated by either party.

To permanently consolidate Infotech with the Company through legal ownership, the Company acquired Infotech at a nominal amount on August 19, 2008 through a series of agreements. In connection with executing these agreements, the Company terminated the original agency relationship with Infotech.

The Company had previously consolidated the financial statements of Infotech with its financial statements pursuant to FASB ASC 810-10 “Consolidations”, formerly referenced as FASB Interpretation No. 46(R),  due to the agency relationship between the Company and Infotech and, notwithstanding the termination of the Agency Agreement, the Company continues to consolidate the financial statements of Infotech with its financial statements since Infotech became a wholly-owned subsidiary of the Company as a result of the acquisition.

The Company’s consolidated financial statements include the accounts of Solar EnerTech Corp. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

Currency and Foreign Exchange

The Company’s functional currency is the Renminbi as substantially all of the Company’s operations are in China. The Company’s reporting currency is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are converted into U.S. dollars in accordance with FASB ASC 830, “Foreign Currency Matters,” formerly referenced as SFAS No. 52, “Foreign Currency Translation”, and are included in determining net income or loss.

For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies into U.S. dollars at the exchange rate prevailing at the balance sheet date. Sales and expenses are translated at weighted average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements are recognized in the consolidated financial statements. Translation adjustments resulting from the process of translating the local currency consolidated financial statements into U.S. dollars are included in determining comprehensive loss.

Property and Equipment

The Company’s property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:

Useful Life (Years)
Office equipment	3 to 5
Machinery	10
Production equipment	5
Automobiles	5
Furniture	5
Leasehold improvement	the shorter of the lease term or 5 years

Expenditures for maintenance and repairs that do not improve or extend the lives of the related assets are expensed to operations. Major repairs that improve or extend the lives of the related assets are capitalized.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Market is defined principally as net realizable value. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs. Inventory in-transit is included in finished goods and consists of products shipped but not recognized as a sale because it does not meet the revenue recognition criteria. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Warranty Cost

The Company provides product warranties and accrues for estimated future warranty costs in the period in which revenue is recognized. The Company’s standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a ten-year and twenty five-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Company therefore maintains warranty reserves to cover potential liabilities that could arise from its warranty obligations and accrues the estimated costs of warranties based primarily on management’s best estimate. In estimating warranty costs, the Company applied 460 – Guarantees, specifically paragraphs, 460-10-25-5 to 460-10-25-7 of the FASB Accounting Standards Codification. This guidance requires that the Company make a reasonable estimate of the amount of a warranty obligation. It also provides that in the case of an entity that has no experience of its own, reference to the experience of other entities in the same business may be appropriate. Because the Company began to commercialize its products in fiscal year 2007, there is insufficient experience and historical data that can be used to reasonably estimate the expected failure rate of its solar modules. Thus, the Company considers warranty cost provisions of other China-based manufacturers that produce photovoltaic products that are comparable in engineering design, raw material input and functionality to the Company’s products, and sold to a similar target and class of customer with similar warranty coverage. In determining whether such peer information can be used, the Company also considers the years of experience that these manufacturers have in the industry. Because the Company’s industry is relatively young as compared to other traditional manufacturing industries, the selected peer companies that the Company considers have less than ten years in manufacturing and selling history. In addition, they have a manufacturing base in China, offer photovoltaic products with comparable engineering design, raw material input, functionality and similar warranty coverage, and sell in markets, including the geographic areas and class of customer, where the Company competes. Based on the analysis applied, the Company accrues warranty at 1% of sales. The Company has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules and will prospectively revise its actual rate to the extent that actual warranty costs differ from the estimates. As of June 30, 2010 and September 30, 2009, the Company’s warranty liabilities were $928,000 and $515,000, respectively. The Company’s warranty costs for the three and nine months ended June 30, 2010 and 2009 were $155,000, $411,000, $66,000 and $156,000, respectively. The Company did not make any warranty payments during the nine months ended June 30, 2010 and 2009.

Other Assets

The Company acquired land use rights to a parcel of land from the government in the PRC. All land in the PRC is owned by the PRC government and cannot be sold to any individual or entity. The government in the PRC, according to relevant PRC law, may sell the right to use the land for a specified period of time. Thus, the Company’s land purchase in the PRC is considered to be leasehold land and recorded as other assets at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is for 46.5 years from February 8, 2010 through August 31, 2056.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such factors and circumstances exist, management compares the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying values. Impairment, if any, is measured as the excess of the carrying value over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. No loss on property and equipment impairment was recorded during the nine months ended June 30, 2010 and 2009, respectively.

Investments

Investments in an entity where the Company owns less than twenty percent of the voting stock of the entity and does not exercise significant influence over operating and financial policies of the entity are accounted for using the cost method. Investments in the entity where the Company owns twenty percent or more but not in excess of fifty percent of the voting stock of the entity or less than twenty percent and exercises significant influence over operating and financial policies of the entity are accounted for using the equity method. The Company has a policy in place to review its investments at least annually, to evaluate the carrying value of the investments in these companies. The cost method investment is subject to impairment assessment if there are identified events or changes in circumstance that may have a significant adverse affect on the fair value of the investment. If the Company believes that the carrying value of an investment is in excess of estimated fair value, it is the Company’s policy to record an impairment charge to adjust the carrying value to the estimated fair value, if the impairment is considered other-than-temporary.

On August 21, 2008, the Company entered into an equity purchase agreement in which it acquired two million shares of common stock of 21-Century Silicon, Inc., a polysilicon manufacturer based in Dallas, Texas (“21-Century Silicon”), for $1.0 million in cash. The two million shares of common stock represented approximately 7.8% of 21-Century Silicon’s outstanding equity. In connection with the equity purchase agreement, the Company also signed a memorandum of understanding with 21-Century Silicon for a four-year supply framework agreement for polysilicon shipments.  The first polysilicon shipment from 21-Century Silicon was initially expected in March 2009, but was subsequently delayed to March 2010. On March 5, 2009, the Emerging Technology Fund, created by the State of Texas, invested $3.5 million in 21-Century Silicon to expedite production and commercialization of research. The Company’s ownership of 21-Century Silicon became 5.5% as a result of the dilution. This first polysilicon shipment that was to be delivered in March 2010 has been further delayed without a specified date given by 21-Century Silicon. As a result of the continued delays in shipment, in July 2010, members of the Company’s executive team, including the CEO, visited 21-Century Silicon and conducted reviews of the production facility and technical development.  The review indicated that 21-Century Silicon’s production facility and technical development were significantly below expected standards. Based on the findings from this visit, the timing of the first polysilicon shipment is unknown and it is unknown whether it will even occur. In addition, management of 21-Century Silicon expressed the need for more funding to sustain operations. Moreover, 21-Century Silicon could not provide the Company with updated financial information concerning 21-Century Silicon’s working capital condition and future cash flows.  The Company considered the above findings were indicators that a significant adverse effect on the fair value of the Company’s investment in 21-Century Silicon had occurred. Accordingly, an impairment loss of $1.0 million is recorded in the Consolidated Statements of Operations for the three and nine months ended June 30, 2010 to fully write-down the carrying amount of the investment. The Company may also be obligated to acquire an additional two million shares of 21-Century Silicon upon the first polysilicon shipment meeting the quality specifications determined solely by the Company. As of June 30, 2010, the Company has not yet acquired the additional two million shares as the product shipment has not occurred.  In connection with its impairment of the investment in 21-Century Silicon, the Company considers the likelihood that it will be required to acquire the additional two million shares to be remote.

Income Taxes

The Company files federal and state income tax returns in the United States for its United States operations, and files separate foreign tax returns for each of its foreign subsidiaries in the jurisdictions in which those entities operate. The Company accounts for income taxes under liability method per the provisions of Accounting Standards Codification Topic 740 (“ASC 740”), “Income Taxes”.

Under the provisions of ASC 740, deferred tax assets and liabilities are determined based on the differences between their financial statement carrying values and their respective tax bases using enacted tax rates that will be in effect in the period in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation Allowance

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. In the event that the Company changes its determination as to the amount of deferred tax assets that are more-likely-than-not to be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Unrecognized Tax Benefits

Effective on October 1, 2007, the Company adopted the provisions related to uncertain tax positions under ASC 740, “Income Taxes”, formerly referenced as FIN 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”.  Under ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority based on the technical merits of the associated tax position.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company classifies the unrecognized tax benefits that are expected to be effectively settled within one year as current liabilities, otherwise, the unrecognized tax benefits will be classified as non-current liabilities.

Derivative Financial Instruments and Warrants

FASB ASC 815, ”Derivatives and Hedging”, formerly referenced as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in the Company’s structured borrowings, are separately valued and accounted for on the balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

FASB ASC 815 requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under FASB ASC 815 guidance, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations.

The Company’s management used market-based pricing models to determine the fair values of the Company’s derivatives. The model uses market-sourced inputs such as interest rates, exchange rates and volatilities. Selection of these inputs involves management’s judgment and may impact net income.

The Company’s management used the binomial valuation model to value the derivative financial instruments and warrant liabilities at each valuation date. The model uses inputs such as implied term, suboptimal exercise factor, volatility, dividend yield and risk free interest rate. Selection of these inputs involves management’s judgment and may impact estimated value. Management selected the binomial model to value these derivative financial instruments and warrants as opposed to the Black-Scholes-Merton model primarily because management believes the binomial model produces a more reliable value for these instruments because it uses an additional valuation input factor, the suboptimal exercise factor, which accounts for expected holder exercise behavior which management believes is a reasonable assumption with respect to the holders of these derivative financial instruments and warrants.

Stock-Based Compensation

On January 1, 2006, Solar EnerTech began recording compensation expense associated with stock options and other forms of employee equity compensation in accordance with FASB ASC 718, “Compensation – Stock Compensation”, formerly referenced as SFAS 123R, “Share-Based Payment”.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The following assumptions are used in the Black-Scholes-Merton option pricing model:

Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding.

Expected Volatility — The Company’s expected volatilities are based on historical volatility of the Company’s stock, adjusted where determined by management for unusual and non-representative stock price activity not expected to recur. Due to the limited trading history, the Company also considered volatility data of guidance companies.

Expected Dividend — The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company currently pays no dividends and does not expect to pay dividends in the foreseeable future.

Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Estimated Forfeitures — When estimating forfeitures, the Company takes into consideration the historical option forfeitures over the expected term.

Revenue Recognition

The Company recognizes revenues from product sales to direct customers and distributors in accordance with guidance provided in FASB ASC 605, “Revenue Recognition”, which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Where a revenue transaction does not meet any of these criteria it is deferred and recognized once all such criteria have been met. In instances where final acceptance of the product, system, or solution is specified by a direct customer, revenue is deferred until all acceptance criteria have been met. Contracts with distributors do not have significant post-shipment obligations, other than product warranty, which is accrued for as warranty costs at the time revenue is recognized, based on the above criteria. The Company does not grant price concessions to distributors after shipment.

On a transaction by transaction basis, the Company determines if the revenue should be recorded on a gross or net basis based on criteria discussed in the Revenue Recognition topic of the FASB Subtopic 605-405, “Reporting Revenue Gross as a Principal versus Net as an Agent”. The Company considers the following factors to determine the gross versus net presentation: if the Company (i) acts as principal in the transaction; (ii) takes title to the products; (iii) has risks and rewards of ownership, such as the risk of loss for collection, delivery or return; and (iv) acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. The Company records provision for bad debts based on an assessment of the recoverability of accounts receivable. Specific provisions are made to the receivables where events or changes in circumstances indicate that the balances may not be collectible. The Company considers various factors, including historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company performs a specific provision review of the outstanding accounts receivable at least quarterly.

Shipping and Handling Costs

The Company incurred shipping and handling costs of $1,414,000 and $162,000 for the nine months ended June 30, 2010 and 2009, respectively, which are included in selling expenses. Shipping and handling costs include costs incurred with third-party carriers to transport products to customers.

Research and Development Cost

Expenditures for research activities relating to product development are charged to expense as incurred. Research and development cost for the nine months ended June 30, 2010 and 2009 were $288,000 and $1,234,000, respectively.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive loss is reported in the consolidated statements of shareholder’s equity.  Other comprehensive income of the Company consists of cumulative foreign currency translation adjustments.

Segment Information

The Company identifies its operating segments based on its business activities. The Company operates within a single operating segment - the manufacture of solar energy cells and modules in China. The Company’s manufacturing operations and fixed assets are all based in China. The solar energy cells and modules are distributed to customers, located in Europe, Australia, North America and China.

During the nine months ended June 30, 2010 and 2009, the Company had three and four customers, respectively, that accounted for more than 10% of sales.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, which amended “Fair Value Measurements and Disclosures” (ASC Topic 820) — “Improving Disclosures about Fair Value Measurements”. This guidance amends existing authoritative guidance to require additional disclosures regarding fair value measurements, including the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for any transfers into or out of Level 3 of the fair value hierarchy, and presentation on a gross basis of information regarding purchases, sales, issuances, and settlements within the Level 3 rollforward.  This guidance also clarifies certain existing disclosure requirements.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements within the Level 3 rollforward, which are effective for interim and annual reporting periods beginning after December 15, 2010.  The Company adopted this guidance on January 1, 2010. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, which amended “Subsequent Events” (ASC Topic 855) — “Amendments to Certain Recognition and Disclosure Requirements”. The amendments were made to address concerns about conflicts with SEC guidance and other practice issues. Among the provisions of the amendment, the FASB defined a new type of entity, termed an “SEC filer,” which is an entity required to file or furnish its financial statements with the SEC. Entities other than registrants whose financial statements are included in SEC filings (e.g., businesses or real estate operations acquired or to be acquired, equity method investees, and entities whose securities collateralize registered securities) are not SEC filers. While an SEC filer is still required by U.S. GAAP to evaluate subsequent events through the date its financial statements are issued, it is no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The Company adopted this guidance on February 24, 2010. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

NOTE 4 — FINANCIAL INSTRUMENTS

Concentration of Credit risk

The Company’s assets that are potentially subject to significant concentration of credit risk are primarily cash and cash equivalents, advance payments to suppliers and accounts receivable.

The Company maintains cash deposits with financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any losses in connection with these deposits and believes it is not exposed to any significant credit risk from cash. At June 30, 2010 and September 30, 2009, the Company had approximately $82,000 and $144,000, respectively in excess of insured limits.

Advance payments to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. During the financial crisis in 2008, the Company was generally required to make prepayments for some of its raw materials. The Company does not require collateral or other security against the prepayments to suppliers for raw materials.  In the event of a failure by the Company’s suppliers to fulfill their contractual obligations and to the extent that the Company is not able to recover its prepayments, the Company would suffer losses. The Company’s prepayments to suppliers have been steadily decreasing due to the change in the industry practice from requiring full cash advance to secure key raw material (silicon wafers) as a result of the financial crisis in 2008 to requiring less or no cash advance since fiscal year 2009 as the economy is recovering from the crisis. Potential credit risk may affect the Company’s customers’ ability to pay the Company for its products that the Company has delivered.  If the customers fail to pay the Company for its products and services, the Company’s financial condition, results of operations and liquidity may be adversely affected.

Other financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivables.  Concentrations of credit risk with respect to accounts receivables are limited because a number of geographically diverse customers make up the Company’s customer base, thus spreading the trade credit risk.  The Company controls credit risk through credit approvals, credit limits and monitoring procedures.  The Company performs credit evaluations for all new customers but generally does not require collateral to support customer receivables. All of the Company’s customers have gone through a very strict credit approval process. The Company diligently monitors the customers’ financial position. Payment terms for our solar module sales generally range from 0 to 60 days. In some cases, these terms are extended for certain qualifying customers of whom the Company applied rigorous credit requirements. The Company has also purchased insurance from the China Export & Credit Insurance Company to insure the collectability of the outstanding accounts receivable balances of two key customers. During the nine months ended June 30, 2010 and 2009, the Company had three and four customers, respectively that accounted for more than 10% of sales.

Foreign exchange risk and translation

The Company may be subject to significant currency risk due to the fluctuations of exchange rates between the Chinese Renminbi, Euro and the United States dollar.

The local currency is the functional currency for the China subsidiary.  Assets and liabilities are translated at end of period exchange rates while sales and expenses are translated at the average exchange rates in effect during the period.  Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. Included in other accumulated comprehensive income were cumulative foreign currency translation adjustments amounting to $2.6 million and $2.5 million at June 30, 2010 and September 30, 2009, respectively.   Foreign currency transaction gains and losses are included in earnings. For the nine months ended June 30, 2010 and 2009, the Company recorded foreign exchange loss of $0.9 million and gain of $3,000, respectively.

NOTE 5 — INVENTORIES

At June 30, 2010 and September 30, 2009, inventories consist of:

	June 30, 2010	September 30, 2009
Raw materials	$3,346,000	$1,708,000
Work in process	149,000	945,000
Finished goods	1,492,000	1,342,000
Total inventories	$4,987,000	$3,995,000

NOTE 6 — PROPERTY AND EQUIPMENT

At June 30, 2010 and September 30, 2009, property and equipment consists of:

	June 30, 2010	September 30, 2009
Production equipment	$8,025,000	$7,383,000
Leasehold improvements	3,660,000	3,620,000
Machinery	2,897,000	2,749,000
Automobiles	361,000	496,000
Office equipment	345,000	342,000
Furniture	40,000	39,000
Construction in progress	-	22,000
Total property and equipment	15,328,000	14,651,000
Less: accumulated depreciation	(5,921,000)	(4,142,000)
Total property and equipment, net	$9,407,000	$10,509,000

NOTE 7 — INCOME TAX

The Company has no taxable income and no provision for federal and state income taxes is required for the nine months ended June 30, 2010 and 2009, respectively, except certain minimum taxes.

The Company conducts its business in the United States and in various foreign locations and generally is subject to the respective local countries’ statutory tax rates.

Utilization of the U.S. federal and state net operating loss carry forwards may be subject to substantial annual limitation due to certain limitations resulting from ownership changes provided by U.S. federal and state tax laws. The annual limitation may result in the expiration of net operating losses carryforwards and credits before utilization. The Company has net operating losses in its foreign jurisdictions and those losses can be carried forward 5 years from the year the loss was incurred. As of June 30, 2010 and 2009, the Company’s deferred tax assets were subject to a full valuation allowance.

There are no ongoing examinations by taxing authorities at this time. The Company’s tax years starting from 2006 to 2009 remain open in various tax jurisdictions. The Company has not recorded any unrecognized tax benefits; and does not anticipate any significant changes within the next 12 months.

NOTE 8 — CONVERTIBLE NOTES

On March 7, 2007, the Company entered into a securities purchase agreement to issue $17.3 million of secured convertible notes (the “Notes”) and detachable stock purchase warrants the “Series A and Series B Warrants”). Accordingly, during the quarter ended March 31, 2007, the Company sold units consisting of:

	$5.0 million in principal amount of Series A Convertible Notes and warrants to purchase 7,246,377 shares (exercise price of $1.21 per share) of its common stock;

	$3.3 million in principal amount of Series B Convertible Notes and warrants to purchase 5,789,474 shares (exercise price of $0.90 per share) of its common stock ; and

	$9.0 million in principal amount of Series B Convertible Notes and warrants to purchase 15,789,474 shares (exercise price of $0.90 per share) of its common stock.

These Notes bore an interest rate of 6% per annum and were due on March 7, 2010. Under their original terms, the principal amount of the Series A Convertible Notes may be converted at the initial rate of $0.69 per share for a total of 7,246,377 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). Under their original terms, the principal amount of the Series B Convertible Notes may be converted at the initial rate of $0.57 per share for a total of 21,578,948 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest).

The Company evaluated the Notes for derivative accounting considerations under FASB ASC 815 and determined that the notes contained two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative” or “CED”). The compound embedded derivative is measured at fair value both initially and in subsequent periods. Changes in fair value of the compound embedded derivative are recorded in the account “gain (loss) on fair market value of compound embedded derivative” in the accompanying consolidated statements of operations.

In connection with the issuance of the Notes and Series A and Series B Warrants, the Company engaged an exclusive advisor and placement agent (the “Advisor”) and issued warrants to the Advisor to purchase an aggregate of 1,510,528 shares at an exercise price of $0.57 per share and 507,247 shares at an exercise price of $0.69 per share, of the Company’s common stock (the “Advisor Warrants”). In addition to the issuance of the warrants, the Company paid $1,038,000 in commissions, an advisory fee of $173,000, and other fees and expenses of $84,025.

The Series A and Series B Warrants (including the Advisor Warrants) were classified as a liability, as required by FASB ASC 480, “Distinguishing Liabilities from Equity”, formerly referenced as SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, due to the terms of the warrant agreement which contains a cash redemption provision in the event of a fundamental transaction. The warrants are measured at fair value both initially and in subsequent periods. Changes in fair value of the warrants are recorded in the account “gain (loss) on fair market value of warrant liability” in the accompanying consolidated statements of operations.

In conjunction with March 2007 financing, the Company recorded total deferred financing cost of $2.5 million, of which $1.3 million represented cash payment and $1.2 million represented the fair market value of the Advisor Warrants. The deferred financing cost is amortized over the three year life of the notes using a method that approximates the effective interest rate method. The Advisor Warrants were recorded as a liability and adjusted to fair value in each subsequent period.

On January 7, 2010 (the “Conversion Date”), the Company entered into a Series A and Series B Notes Conversion Agreement (the “Conversion Agreement”) with the holders of Notes representing at least seventy-five percent of the aggregate principal amounts outstanding under the Notes to restructure the terms of the Notes. As of the Conversion Date, approximately $9.8 million of the Series A and B Convertible Notes were effectively converted into 64,959,227 shares of the Company’s common stock along with 1,035,791 shares of the Company’s common stock as settlement of the accrued interest on the Series A and B Convertible Notes, and the remaining $1.8 million of the Series B Notes were exchanged into another convertible note as further discussed below. In connection with the Conversion Agreement, on January 7, 2010, the Company entered into an Amendment (the “Warrant Amendment”) to the Series A, Series B and Series C Warrants with the holders of at least a majority of the common stock underlying each of its outstanding Series A Warrants, Series B Warrants and Series C Warrants (collectively the “PIPE Warrants”). The Warrant Amendment reduced the exercise price for all of the PIPE Warrants from $1.21, $0.90 and $1.00, respectively, to $0.15, removed certain maximum ownership provisions and removed anti-dilution provisions for lower-priced security issuances.

The Conversion Agreement resulted in modifications or exchanges of the Notes and PIPE Warrants, which should be accounted for pursuant to FASB ASC 405-20, “Liabilities” and FASB ASC 470-50, “Debt/Modifications and Extinguishment” formerly referenced as EITF Consensus for Issue No. 96-19, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. The combination of the adjustment to conversion price and the automatic conversion of the Notes effectively resulted in the settlement of the Notes through the issuance of shares of the Company’s common stock and amendment of the PIPE Warrants’ terms. Since the Company is relieved of its obligation for the Notes, the transaction is accounted for as an extinguishment of the Notes upon issuance of ordinary shares and modification of the PIPE Warrants’ terms. The loss on extinguishment associated with the Conversion Agreement amounted to approximately $17.2 million.

On January 19, 2010, a holder of approximately $1.8 million of the Company’s formerly outstanding Series B Notes and Series B Warrants (hereinafter referred to as the “Holder”) of the Company’s common stock disputed the effectiveness of the Conversion Agreement and the Warrant Amendment.  Accordingly, the Holder did not tender its Series B Notes for conversion. After negotiations with the Holder, on March 19, 2010, the Company entered into an Exchange Agreement with the Holder (the “Exchange Agreement”), whereby the Company issued the Series B-1 Note with a principal amount of $1.8 million (the “Series B-1 Note”) to the Holder along with 283,498 shares of the Company’s common stock as settlement of the accrued interest on the Holder’s Series B Notes and 666,666 shares of the Company’s common stock as settlement of the outstanding dispute regarding the effectiveness of the Company’s Conversion Agreement and the Warrant Amendment.  The Company did not capitalize any financing costs associated with the issuance of the Series B-1 Note.  As of June 30, 2010, the Company has an outstanding convertible note with a principal balance of $1.8 million consisting of the Series B-1 Note, which was recorded at a carrying amount of $1.5 million. The Series B-1 Note bears interest at 6% per annum and is due on March 19, 2012. During the three and nine months ended June 30, 2010, the Company issued 2,082 and 24,073 shares of its common stock, respectively to settle the accrued interest on the Series B-1 Note.

The Exchange Agreement resulted in modifications or exchanges of the Holder’s rights under its former Series B Note, which should be accounted for pursuant to FASB ASC 470-50, “Debt/Modifications and Extinguishment” formerly referenced as EITF Consensus for Issue No. 96-19, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”, and FASB ASC 470-50, “Debt/Modifications and Extinguishment” formerly referenced as EITF Consensus for Issue No. 06-06, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. The loss on debt extinguishment associated with the Exchange Agreement amounted to approximately $1.3 million.

The costs associated with the Conversion Agreement were directly derived from the execution of the Company’s plan in improving its liquidity and business sustainability, as disclosed in Note 2 — “Liquidity and Going Concern”. The related loss on debt extinguishment was a cost that was integral to the continuing operations of the business which is different in nature to the continuing interest payments and change in fair value of the compound embedded derivative and warrant liability. Accordingly, the loss on debt extinguishment is included in operating expenses in the accompanying consolidated statements of operations.

The Company evaluated the Series B-1 Note for derivative accounting considerations under FASB ASC 815 and determined that the Series B-1 Note contained two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative”). The compound embedded derivative is measured at fair value both initially and in subsequent periods. Changes in fair value of the compound embedded derivative are recorded in the account “gain (loss) on fair market value of compound embedded derivative” in the accompanying consolidated statements of operations.

The loss on debt extinguishment is computed as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
Fair value of the common shares	$25,000	$35,000	$18,863,000	$316,000
Fair value of Series B-1 Note	-	-	3,108,000	-
Unamortized deferred financing costs associated with the converted notes	-	14,000	594,000	140,000
Fair value of the CED liability associated with the converted notes	-	(6,000)	(74,000)	(33,000)
Accreted amount of the notes discount	(25,000)	(7,000)	(7,544,000)	104,000
Common shares issued in conjunction with Series B-1 Note	-	-	100,000	-
Loss on extinguishment of warrants	-	-	3,502,000	-
Loss on debt extinguishment	$-	$36,000	$18,549,000	$527,000

During the three months ended June 30, 2010, $25,000 of the Series B-1 Note was converted into 166,667 shares of the Company’s common stock. The Company recorded a cumulative loss on debt extinguishment of approximately $18.5 million as a result of the Conversion Agreement and the Exchange Agreement during the nine months ended June 30, 2010.

During the three months ended June 30, 2009, $0.1 million of Series B Convertible Notes were converted into the Company’s 175,439 common shares. The Company recorded a loss on debt extinguishment of approximately $36,000 as a result of the conversion based on the quoted market closing price of its common shares on the conversion dates. For the nine months ended June 30, 2009, $0.9 million of Series A and B Convertible Notes were converted into 1,454,684 shares of the Company’s common stock. The Company recorded a loss on debt extinguishment of $0.5 million as a result of the conversion based on the quoted market closing price of its common shares on the conversion dates.

The following table summarizes the valuation of the Notes and the related Compound Embedded Derivative, the Series A and Series B Warrants (including the Advisor Warrants), and the Series B-1 Note and the related Compound Embedded Derivative:

Amount
Carrying amount of notes at September 30, 2009	$3,061,000
Amortization of note discount and conversion effect	(3,061,000)
Carrying amount of notes at June 30, 2010	$-

Carrying amount of Series B-1 Note at March 19, 2010	$1,815,000
Fair value of compound embedded derivative liabilities	(1,573,000)
Loss on debt extinguishment	1,293,000
Amortization of note discount and conversion effect	7,000
Carrying amount of Series B-1 Note at June 30, 2010	$1,542,000

Fair value of warrant liability at September 30, 2009	$2,068,000
Loss on PIPE warrant extinguishment	3,502,000
Cashless exercise of warrants	(157,000)
Gain on fair market value of warrant liability	(4,369,000)
Fair value of warrant liability at June 30, 2010	$1,044,000

Fair value of compound embedded derivative at September 30, 2009	$178,000
Gain on fair market value of embedded derivative liability	(104,000)
Loss on debt extinguishment	(74,000)
Fair value of Series A and B compound embedded derivative at June 30, 2010	$-

Fair value of the Series B-1 compound embedded derivative liabilities at March 19, 2010	$1,573,000
Gain on fair market value of embedded derivative liability	(1,011,000)
Fair value of the Series B-1 compound embedded derivative liabilities at June 30, 2010	$562,000

Series B-1 Note

The material terms of the Series B-1 Note are as follows:

Interest Payments

The Series B-1 Note bears interest at 6% per annum and is due on March 19, 2012. Accrued interest is payable quarterly in arrears on each of January 1, April 1, July 1 and October 1 , beginning on the first such date after issuance, in cash or registered shares of common stock at the option of the Company. If the Company elects to pay any interest due in registered shares of the Company’s common stock : (i) the issuance price will be 90% of the 5-day weighted average price of the common stock ending on the day prior to the interest payment due date, and (ii) a trigger event shall not have occurred.

Voting Rights

The holder of the Series B-1 Note does not have voting rights under these agreements.

Dividends

Until all amounts owed under the Series B-1 Note have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the required holders.

Conversion Right

At any time or times on or after the issuance date of the Series B-1 Note, the holder is entitled to convert, at the holder’s sole discretion, any portion of the outstanding and unpaid conversion amount (principal, accrued and unpaid interest and accrued and unpaid late charges) may be converted into fully paid and non-assessable shares of common stock, at the conversion rate discussed next.

Conversion Rate

The number of shares of common stock issuable upon conversion of the Series B-1 Note is determined by dividing (x) the conversion amount (principal, interest and late charges accrued and unpaid), by (y) the then applicable conversion price (initially $0.15 for Series B-1 Note, subject to adjustment as provided in the agreement). No adjustment in the conversion price of the Series B-1 Note will be made in respect of the issuance of additional shares of common stock unless the consideration per share of an additional share of common stock issued or deemed to be issued by the Company is less than the conversion price of the Series B-1 Note in effect on the date of, and immediately prior to, such issuance. Should the outstanding shares of common stock increase (by stock split, stock dividend, or otherwise) or decrease (by reclassification or otherwise), the conversion price of the Series B-1 Note in effect immediately prior to the change shall be proportionately adjusted.

Redemptions

The Series B-1 Note permits the holder the right of redemption in the event of certain specified triggering events such as:

1)
The suspension from trading or failure of the common stock to be listed on the principal market or an eligible market for a period of five (5) consecutive trading days or for more than an aggregate of ten (10) trading days in any 365-day period;

2)
The Company’s (A) failure to cure a conversion failure by delivery of the required number of shares of common stock within ten (10) trading days after the applicable conversion date or (B) notice, written or oral, to any holder of the Series B-1 Note, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Series B-1 Note into shares of common stock that is tendered in accordance with the provisions of the Series B-1 Note;

3)
The Company’s failure to pay to the Holder any amount of principal (including, without limitation, any redemption payments), interest, late charges or other amounts when and as due under this Series B-1 Note except, in the case of a failure to pay any interest and late charges when and as due, in which case only if such failure continues for a period of at least five (5) business days;

4)
(A) The occurrence of any payment default or other default under any indebtedness of the Company or any of its subsidiaries that results in a redemption of or acceleration prior to maturity of $100,000 or more of such indebtedness in the aggregate, or (B) the occurrence of any material default under any indebtedness of the Company or any of its subsidiaries having an aggregate outstanding balance in excess of $100,000 and such default continues uncured for more than ten (10) business days, other than, in each case (A) or (B) above, or a default with respect to any other Series B-1 Note;

5)
The Company or any of its subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official , (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

6)
A court of competent jurisdiction enters an order or decree under any bankruptcy law that (A) is for relief against the Company or any of its subsidiaries in an involuntary case, (B) appoints a custodian of the Company or any of its subsidiaries or (C) orders the liquidation of the Company or any of its subsidiaries;

7)
A final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the holder with a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment; and

8)
The Company breaches any representation, warranty, covenant or other term or condition of any transaction document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive business days.

At any time after becoming aware of a trigger event, the holder may require the Company to redeem all or any portion of the Series B-1 Note at an amount equal to any accrued and unpaid liquidated damages, plus the greater of (A) the conversion amount to be redeemed multiplied by the redemption premium (125% for trigger events described above in subparagraphs 1 to 5 and 8 above or 100% for other events), or (B) the conversion amount to be redeemed multiplied by the quotient of (i) the closing sale price at the time of the trigger event (or at the time of payment of the redemption price, if greater) divided by (ii) the conversion price, provided, however, (B) shall be applicable only in the event that a trigger event of the type specified above in subparagraphs 1, 2 or 3 has occurred and remains uncured or the conversion shares otherwise could not be received or sold by the holder without any resale restrictions.

Rights upon Fundamental Transaction, Change of Control and Qualified Financing

The Series B-1 Note also contains certain provisions relating to the occurrences of a fundamental transaction limiting the type of entity that can be a successor entity and requiring the successor entity to assume the obligations of the Series B-1 Note.  In addition, the Series B-1 Note contains certain provisions relating to a change of control or qualified financing which permit the holder the right of redemption for all or a portion of the Series B-1 Note.

1)	Assumption. The Company may not enter into or be party to a fundamental transaction, as such terms is defined in the Series B-1 Note, unless:

•	The successor entity assumes in writing all of the obligations of the Company under the Series B-1 Note and related documents; and
•	The successor entity (including its parent entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an eligible market.

2)
Redemption Right on Change of Control. At any time during the period beginning on the date of the holder’s receipt of a change of control notice and ending twenty (20) trading days after the consummation of such change of control, the holder may require the Company to redeem all or any portion of the Series B-1 Note in cash for an amount equal to any accrued and unpaid liquidated damages, plus the greater of (i) the product of (x) the conversion amount being redeemed and (y) the quotient determined by dividing (A) the greater of the closing sale price of the common stock immediately prior to the consummation of the change of control, the closing sale price immediately following the public announcement of such proposed change of control and the closing sale price of the common stock immediately prior to the public announcement of such proposed change of control by (B) the conversion price and (ii) 125% of the conversion amount being redeemed.

3)
Redemption Right on Subsequent Financing. In the event that the Company or any of its subsidiaries shall issue any of its or its subsidiaries’ equity or equity equivalent securities, or commit to issue or sell in one or more series of related transactions or financings, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of common stock, options or convertible securities (any such offer, sale, grant, disposition or announcement of such current or future committed financing is referred to as a “Subsequent Financing”), the Company is obligated to provide the Holder written notice of the Subsequent Financing and the Holder, at its option, may require the Company to redeem the Series B-1 Note up to the Redemption Amount.

(A) In the event that the Gross Proceeds of the Subsequent Financing equals or exceeds $15,000,000 (a “Qualified Financing”), the “Redemption Amount” shall equal 100% of the Principal Amount then outstanding.  For purposes hereof, “Gross Proceeds” shall mean the aggregate proceeds received or receivable by the Company in respect of one or more series of related future transactions or financings for which the Company is committed in connection with such Qualified Financing.

(B) In the event that the Gross Proceeds of the Subsequent Financing is less than $15,000,000, the Redemption Amount shall equal a pro-rated portion of the Principal Amount equaling a ratio, the numerator of which is the amount of proceeds raised by the Company in the Subsequent Financing and the denominator which is $15,000,000.

NOTE 9 — EQUITY TRANSACTIONS

Warrants

During March 2007, in conjunction with the issuance of $17.3 million in convertible debt, the board of directors approved the issuance of warrants (as described in Note 8 — “Convertible Notes” above) to purchase shares of the Company’s common stock. The 7,246,377 Series A warrants and the 21,578,948 Series B warrants are exercisable at $1.21 and $0.90, respectively and expire in March 2012. In addition, in March 2007, as additional compensation for services as placement agent for the convertible debt offering, the Company issued the advisor warrants, which entitle the placement agent to purchase 507,247 and 1,510,528 shares of the Company’s common stock at exercise prices of $0.69 and $0.57 per share, respectively. The advisor warrants expire in March 2012.

The Series A and Series B Warrants (including the Advisor Warrants) are classified as a liability in accordance with FASB ASC 480, “Distinguishing Liabilities from Equity”, due to the terms of the warrant agreements which contain cash redemption provisions in the event of a fundamental transaction, which provide that the Company would repurchase any unexercised portion of the warrants at the date of the occurrence of the fundamental transaction for the value as determined by the Black-Scholes Merton valuation model. As a result, the warrants are measured at fair value both initially and in subsequent periods. Changes in fair value of the warrants are recorded in the account “gain (loss) on fair market value of warrant liability” in the accompanying Consolidated Statements of Operations.

Additionally, in connection with the offering all of the Company’s Series A and Series B warrant holders waived their full ratchet anti-dilution and price protection rights previously granted to them in connection with the Company’s March 2007 convertible note and warrant financing.

On January 12, 2008, the Company sold 24,318,181 shares of its common stock and 24,318,181 Series C warrants (the “Series C Warrants”) to purchase shares of common stock for an aggregate purchase price of $21.4 million in a private placement offering to accredited investors. Under its original terms, the exercise price of the Series C Warrants is $1.00 per share. The warrants are exercisable for a period of 5 years from the date of issuance of the Series C Warrants.

For the services in connection with this closing, the placement agent and the selected dealer, Knight Capital Markets, LLC and Ardour Capital Investments, received an aggregate of a 6.0% cash commission, a 1.0% advisory fee and warrants to purchase 1,215,909 shares of common stock at $0.88 per share, exercisable for a period of 5 years from the date of issuance of the warrants. The net proceeds from issuing common stock and Series C warrants in January 2008 after all the financing costs were $19.9 million and were recorded in additional paid in capital and common stock. Neither the shares of common stock nor the shares of common stock underlying the warrants sold in this offering were granted registration rights.

In connection with the Conversion Agreement, on January 7, 2010, the Company entered into an Amendment (the “Warrant Amendment”) to the Series A, Series B and Series C Warrants with the holders of at least a majority of the common stock underlying each of its outstanding Series A Warrants, Series B Warrants and Series C Warrants (collectively the “PIPE Warrants”). The Warrant Amendment reduced the exercise price for all of the PIPE Warrants from $1.21, $0.90 and $1.00, respectively, to $0.15, removed certain maximum ownership provisions and removed anti-dilution provisions for lower-priced security issuances. Given the above, the liability associated with the PIPE Warrants at the pre Conversion Agreement exercise price was considered extinguished and was replaced with the liability associated with the PIPE Warrants at the post Conversion Agreement exercise price, which were recorded at fair value.

During the nine months ended June 30, 2010, a warrants holder exchanged 1,147,394 warrants for 450,878 shares of the Company’s common stock after a cashless exercise.  There was no warrants exercise during the nine months ended June 30, 2009.

A summary of outstanding warrants as of June 30, 2010 is as follows:

	Number of	Exercise
	Shares	Price ($)	Recognized as
Granted in connection with convertible notes — Series A	7,246,377	1.21	Discount to notes payable
Granted in connection with convertible notes — Series B	21,578,948	0.90	Discount to notes payable
Granted in connection with common stock purchase — Series C	24,318,181	1.00	Additional paid in capital
Granted in connection with placement service	507,247	0.69	Deferred financing cost
Granted in connection with placement service	1,510,528	0.57	Deferred financing cost
Granted in connection with placement service	1,215,909	0.88	Additional paid in capital
Extinguishment in accordance with the Conversion Agreement	(53,143,506)	N/A	Loss on debt extinguishment
Issuance in accordance with the Conversion Agreement	53,143,506	0.15	Warrant liabilities
Cashless exercise of warrants	(1,147,394)	0.15	Additional paid in capital
Outstanding at June 30, 2010	55,229,796

At June 30, 2010, the range of warrant prices for shares under warrants and the weighted-average remaining contractual life is as follows:

Warrants Outstanding and Exercisable
			Weighted-
		Weighted-	Average
Range of		Average	Remaining
Warrant	Number of	Exercise	Contractual
Exercise Price	Warrants	Price	Life
$0.15	51,996,112	$0.15	2.10
$0.57-$0.88	3,233,684	$0.71	2.02

Restricted Stock

On August 19, 2008, Mr. Leo Young, the Company’s Chief Executive Officer, entered into a Stock Option Cancellation and Share Contribution Agreement with Jean Blanchard, a former officer, to provide for (i) the cancellation of a stock option agreement by and between Mr. Young and Ms. Blanchard dated on or about March 1, 2006 and (ii) the contribution to the Company by Ms. Blanchard of the remaining 25,250,000 shares of common stock underlying the cancelled option agreement.

On the same day, an Independent Committee of the Company’s Board of Directors adopted the 2008 Restricted Stock Plan (the “2008 Plan”) providing for the issuance of 25,250,000 shares of restricted common stock to be granted to the Company’s employees pursuant to forms of restricted stock agreements.

The 2008 Plan provides for the issuance of a maximum of 25,250,000 shares of restricted stock in connection with awards under the 2008 Plan. The 2008 Plan is administered by the Company’s Compensation Committee, a subcommittee of the Company’s Board of Directors, and has a term of 10 years. Restricted stock vest over a three year period and unvested restricted stock are forfeited and cancelled as of the date that employment terminates. Participation is limited to employees, directors and consultants of the Company and its subsidiaries and other affiliates. During any period in which shares acquired pursuant to the 2008 Plan remain subject to vesting conditions, the participant shall have all of the rights of a stockholder of the Company holding shares of stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.  If a participant terminates his or her service for any reason (other than death or disability), or the participant’s service is terminated by the Company for cause, then the participant shall forfeit to the Company any shares acquired by the participant which remain subject to vesting Conditions as of the date of the participant’s termination of service. If a participant’s service is terminated by the Company without cause, or due to the death or disability of the participant, then the vesting of any restricted stock award shall be accelerated in full as of the effective date of the participant’s termination of service.

Issuance of fully vested restricted stock to the Company’s former Board of Directors

On January 12, 2010, the Company issued 400,000 shares of fully vested restricted stock to the Company’s former board of directors on their resignation date. As the former directors no longer provide services to the Company, these awards were properly accounted for as awards to non-employees in accordance with FASB ASC 718.

The following table summarizes the activity of the Company’s unvested restricted stock units as of June 30, 2010 and changes during the nine months ended June 30, 2010:

	Restricted Stock
		Weighted-
	Number of	average grant-
	Shares	date fair value
Unvested as of September 30, 2008	25,250,000	$0.62
Restricted stock canceled	(2,100,000)	$0.62
Unvested as of September 30, 2009	23,150,000	$0.62
Restricted stock canceled	(10,000,000)	$0.62
Restricted stock granted	400,000	$0.31
Restricted stock vested	(400,000)	$0.31
Unvested as of June 30, 2010	13,150,000	$0.62

The total unvested restricted stock as of June 30, 2010 and September 30, 2009 were 13,150,000 and 23,150,000 shares, respectively.

Stock-based compensation expense for restricted stock for the three and nine months ended June 30, 2010 were $0.7 million and $2.1 million, respectively. As of June 30, 2010, the total unrecognized compensation cost net of forfeitures relate to unvested awards not yet recognized is $3.1 million and is expected to be amortized over a weighted average period of 1.1 years.

Issuance of common shares to non-employees

On February 1, 2010, the Company issued 400,000 shares of common stock to the Company’s third party financial advisors. These awards were properly accounted for as awards to non-employees in accordance with FASB ASC 718.

Options

Amended and Restated 2007 Equity Incentive Plan

In September 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”) that allows the Company to grant non-statutory stock options to employees, consultants and directors. A total of 10 million shares of the Company’s common stock are authorized for issuance under the 2007 Plan. The maximum number of shares that may be issued under the 2007 Plan will be increased for any options granted that expire, are terminated or repurchased by the Company for an amount not greater than the holder’s purchase price and may also be adjusted subject to action by the stockholders for changes in capital structure. Stock options may have exercise prices of not less than 100% of the fair value of a share of stock at the effective date of the grant of the option.

On February 5, 2008, the Board of Directors of the Company adopted the Amended and Restated 2007 Equity Incentive Plan (the “Amended 2007 Plan”), which increases the number of shares authorized for issuance from 10 million to 15 million shares of common stock and was to be effective upon approval of the Company’s stockholders and upon the Company’s reincorporation into the State of Delaware.

On May 5, 2008, at the Company’s Annual Meeting of Stockholders, the Company’s stockholders approved the Amended 2007 Plan.  On August 13, 2008, the Company reincorporated into the State of Delaware. As of June 30, 2010 and September 30, 2009, 12,860,000 and 12,060,000 shares of common stock, respectively remain available for future grants under the Amended 2007 Plan.

These options vest over various periods up to four years and expire no more than ten years from the date of grant. A summary of activity under the Amended 2007 Plan is as follows:

			Weighted Average	Weighted Average
	Option Available For	Number of Option	Fair Value Per	Exercise Price Per
	Grant	Outstanding	Share	Share
Balance at September 30, 2008	7,339,375	7,660,625	$0.39	$0.62
Options granted	(500,000)	500,000	$0.13	$0.20
Options cancelled	5,220,625	(5,220,625)	$0.39	$0.62
Balance at September 30, 2009	12,060,000	2,940,000	$0.32	$0.55
Options granted	(250,000)	250,000	$0.20	$0.32
Options cancelled	1,050,000	(1,050,000)	$0.39	$0.62
Balance at June 30, 2010	12,860,000	2,140,000	$0.27	$0.49

The total fair value of shares vested during the nine months ended June 30, 2010 and 2009 were $36,000 and $337,000, respectively.

At June 30, 2010 and September 30, 2009, 2,140,000 and 2,940,000 options were outstanding, respectively and had a weighted-average remaining contractual life of 7.91 years and 6.98 years, respectively. Of these options, 1,507,917 and 2,333,127 shares were vested and exercisable on June 30, 2010 and September 30, 2009, respectively.  The weighted-average exercise price and weighted-average remaining contractual term of options currently exercisable were $0.58 and 7.40 years, respectively.

The fair values of employee stock options granted during the three and nine months ended June 30, 2010 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Volatility	-	97.0%	93.0%	97.0%
Expected dividend	-	0.0%	0.0%	0.0%
Risk-free interest rate	-	1.68%	1.70%	1.68%
Expected term in years	-	3.90	3.32	3.90
Weighted-average fair value	-	$0.13	$0.20	$0.13

There were no employee stock options granted during the three months ended June 30, 2010.

In accordance with the provisions of FASB ASC 718, the Company has recorded stock-based compensation expense of $0.7 million and $2.2 million for the three and nine months ended June 30, 2010, respectively, which include the compensation effect for the options repriced and restricted stock. The Company recorded $1.5 million and $4.7 million for the three and nine months ended June 30, 2009, respectively, which include the compensation effect for the options repriced and restricted stock. The stock-based compensation expense is based on the fair value of the options at the grant date.  The Company recognized compensation expense for share-based awards based upon their value on the date of grant amortized over the applicable service period, less an allowance estimated future forfeited awards.

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, codified in FASB ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value to measure assets and liabilities, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value. FASB ASC 820 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FASB ASC 820 does not expand or require any new fair value measures. FASB ASC 820 is effective for fiscal years beginning after November 15, 2007. In December 2007, the FASB agreed to a one year deferral of FASB ASC 820’s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company adopted FASB ASC 820 on October 1, 2008, which had no effect on the Company’s financial position, operating results or cash flows.

FASB ASC 820 defines fair value and establishes a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Under FASB ASC 820, the inputs used to measure fair value must be classified into one of three levels as follows:

Level 1 -	Quoted prices in an active market for identical assets or liabilities;

Level 2 -
Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The Company’s liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of June 30, 2010:

		Quoted prices in
		active markets		Significant
	Fair Value at	for identical	Significant other	unobservable
	June 30, 2010	assets	observable inputs	inputs
		(Level 1)	(Level 2)	(Level 3)

Derivative liabilites	$562,000	-	-	$562,000
Warrant liabilities	1,044,000	-	-	1,044,000

Total liabilities	$1,606,000	-	-	$1,606,000

The method used to estimate the value of the Series B-1 Note compound embedded derivatives (“CED”) was a binomial model with the following assumptions:

June 30, 2010
Implied term(years)	1.72
Suboptimal exercise factor	2.50
Volatility	79.50%
Dividend yield	0.00%
Risk-free interest rate	0.46%

The fair value of the Series A and Series B Warrants (including the Advisor Warrants) were estimated using a binomial valuation model with the following assumptions:

	June 30, 2010	September 30, 2009
Implied term (years)	1.68	2.43
Suboptimal exercise factor	2.5	2.5
Volatility	82%	106%
Dividend yield	0%	0%
Risk free interest rate	0.52%	1.15%

The carrying values of cash and cash equivalents, accounts receivable, accrued expenses, accounts payable, accrued liabilities and amounts due to related party approximate fair value because of the short-term maturity of these instruments. The Company does not invest its cash in auction rate securities.

At June 30, 2010, the principal outstanding and the carrying value of the Company’s Series B-1 Note were $1.8 million and $1.5 million, respectively. The Series B-1 Note contains two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative”), which are measured at fair value both initially and in subsequent periods. The fair value of the convertible notes can be determined based on the fair value of the entire financial instrument.

NOTE 11 — COMPREHENSIVE LOSS

The components of comprehensive loss were as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
Net loss	$(658,000)	$(6,781,000)	$(23,740,000)	$(16,124,000)
Other comprehensive income:
Change in foreign currency translation	87,000	15,000	98,000	(33,000)
Comprehensive loss	$(571,000)	$(6,766,000)	$(23,642,000)	$(16,157,000)

The accumulated other comprehensive income at June 30, 2010 and September 30, 2009 comprised of accumulated translation adjustments of $2.6 million and $2.5 million, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Research and development commitment

Pursuant to a joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, Solar EnerTech is committed to fund the establishment of laboratories and completion of research and development activities. The Company committed to invest no less than RMB5 million each year for the first three years and no less than RMB30 million cumulatively for the first five years. The following table summarizes the commitments in U.S. dollars based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 6.7909 as of June 30, 2010.

Year	Amount
2010	$2,604,000
2011	1,119,000

Total	$3,723,000

The Company intends to increase research and development spending as it grows its business. The payment to Shanghai University will be used to fund program expenses and equipment purchase. Due to the delay in the progress of research and development activities, the amount of $1.7 million originally committed to be paid during fiscal years 2009 and 2008 has not been paid as of June 30, 2010, (included in the total amount of $3.7 million above), as Shanghai University has not incurred the additional costs to meet its research and development milestones and therefore has not made the request for payments. If the Company fails to make payments, when requested, it is deemed to be a breach of the agreement. If the Company is unable to correct the breach within the requested time frame, Shanghai University could seek compensation up to an additional 15% of the total committed amount for approximately $0.7 million. As of June 30, 2010, the Company is not in breach as it has not received any additional compensation requests from Shanghai University.

The agreement is for shared investment in research and development on fundamental and applied technology in the fields of semi-conductive photovoltaic theory, materials, cells and modules. The agreement calls for Shanghai University to provide equipment, personnel and facilities for joint laboratories. The Company will provide funding, personnel and facilities for conducting research and testing. Research and development achievements from this joint research and development agreement will be available to both parties. The Company is entitled to intellectual property rights including copyrights and patents obtained as a result of this research.

Expenditures under this agreement will be accounted for as research and development expenditures under FASB ASC 730, “Research and Development” and expensed as incurred.

Capital commitments

On August 21, 2008, the Company acquired two million shares of common stock of 21-Century Silicon for $1.0 million in cash as previously discussed in “Note 3 — Summary of Significant Accounting Policies – Investments”  above.  In July 2010, members of the Company’s executive team, including the CEO, visited 21-Century Silicon and conducted reviews of the production facility and technical development. The review indicated that 21-Century Silicon’s production facility and technical development were significantly below expected standards. In addition, management of 21-Century Silicon expressed the need for more funding to sustain operations. Moreover, 21-Century Silicon could not provide the Company with updated financial information concerning 21-Century Silicon’s working capital condition and future cash flows. The timing of the first polysilicon shipment is unknown and it is unknown whether it will even occur. The Company considered the factors above as indicators that a significant adverse effect on the fair value of the Company’s investment in 21-Century Silicon had occurred.  Accordingly, an impairment loss of $1.0 million is recorded in the Consolidated Statements of Operations for the three months ended June 30, 2010 to fully write-down the carrying amount of the investment. The Company may also be obligated to acquire an additional two million shares of 21-Century Silicon upon the first polysilicon shipment meeting the quality specifications determined solely by the Company. As of June 30, 2010, the Company has not yet acquired the additional two million shares as the product shipment has not occurred.  In connection with its impairment of the investment in 21-Century Silicon, the Company considers the likelihood that it will be required to acquire the additional two million shares to be remote.

On September 22, 2008, the registered capital of Solar EnerTech (Shanghai) Co., Ltd was increased from $25 million to $47.5 million, which was approved by the Board of Directors of the Company and authorized by Shanghai Municipal Government (the “Shanghai Government”). The paid-in capital as of June 30, 2010 was $31.96 million, with an outstanding remaining balance of $15.54 million to be originally funded by September 21, 2010. In August 2010, the Company received the approval of the Shanghai Government to extend the funding requirement date by nine months to June 2011. The Company plans to raise funds to meet this capital requirement through participation in the capital markets, such as undertaking equity offerings. If external financing is not available, the Company will file an application with the Shanghai Government to reduce the capital requirement, which is legally permissible under PRC law.

On January 15, 2010, the Company incorporated a wholly-owned subsidiary in Yizheng, Jiangsu Province of China to supplement its existing production facilities to meet increased sales demands.  The subsidiary was formed with a registered capital requirement of $33 million, of which $23.4 million is to be funded by October 16, 2011.  In order to fund the registered capital requirement, the Company will have to raise funds or otherwise obtain the approval of local authorities to reduce the amount of registered capital for the subsidiary. The registered capital requirement outstanding as of June 30, 2010 is $23.4 million.

On February 8, 2010, the Company acquired land use rights of a parcel of land at the price of approximately $0.7 million. This piece of land is 68,025 square meters and is located in Yizheng, Jiangsu Province of China, which will be used to house the Company’s second manufacturing facility. As part of the acquisition of the land use right, the Company is required to complete construction of the facility by February 8, 2012.

NOTE 13 — RELATED PARTY TRANSACTIONS

At June 30, 2010 and September 30, 2009, the accounts payable and accrued liabilities, related party balance was $5.8 million and $5.6 million, respectively. The $5.8 million accrued liability represents $4.8 million of compensation expense related to the Company’s obligation to withhold tax upon exercise of stock options by Mr. Young in the fiscal year 2006 and the related interest and penalties, and $1.0 million of indemnification provided by the Company to Mr. Young  for any liabilities he may incur as a result of previous stock options granted to him by Ms. Blanchard, a former officer, in conjunction with the purchase of Infotech on August 19, 2008.

On April 27, 2009, the Company entered into a Joint Venture Agreement with Jiangsu Shunda Semiconductor Development Co., Ltd. to form a joint venture in the United States by forming a new company, to be known as Shunda-SolarE Technologies, Inc., in order to jointly pursue opportunities in the United States solar market. After its formation, the joint venture company’s name was later changed to SET-Solar Corp. During the three and nine months ended June 30, 2010, the Company recorded sales from SET-Solar Corp in the amount of $0.5 million. As of June 30, 2010, the accounts receivable due from SET-Solar Corp. and the cash collateral received from SET-Solar Corp. are $0.4 million and $0.3 million, respectively.

NOTE 14 — FOREIGN OPERATIONS

The Company identifies its operating segments based on its business activities. The Company operates within a single operating segment, the manufacture of solar energy cells and modules in China.

The Company’s manufacturing operations and fixed assets are all based in China. The Company’s sales occurred in Europe, Australia, North America and China.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Solar EnerTech Corp.

We have audited the accompanying consolidated balance sheets of Solar EnerTech Corp. (the “Company”) as of September 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended September 30, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Solar EnerTech Corp. at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters also are described in Note 2.  The fiscal 2009 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young Hua Ming
 Shanghai, Peoples Republic of China
 January 12, 2010

SOLAR ENERTECH CORP.

CONSOLIDATED BALANCE SHEETS

	September 30,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$1,719,000	$3,238,000
Accounts receivable, net of allowance for doubtful account of $96,000 and $21,000 at September 30, 2009 and 2008, respectively	7,395,000	1,875,000
Advance payments and other	799,000	3,175,000
Inventories, net	3,995,000	4,886,000
Deferred financing costs, net of accumulated amortization	1,250,000	1,812,000
VAT receivable	334,000	2,436,000
Other receivable	408,000	730,000
Total current assets	15,900,000	18,152,000
Property and equipment, net	10,509,000	12,934,000
Investment	1,000,000	1,000,000
Deposits	87,000	701,000
Total assets	$27,496,000	$32,787,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,794,000	$1,771,000
Customer advance payment	27,000	96,000
Accrued expenses	1,088,000	910,000
Accounts payable and accrued liabilities, related parties	5,646,000	5,450,000
Derivative liabilities	178,000	980,000
Convertible notes, net of discount	3,061,000	85,000
Total current liabilities	15,794,000	9,292,000
Warrant liabilities	2,068,000	3,412,000
Total liabilities	17,862,000	12,704,000

STOCKHOLDERS' EQUITY:
Common stock - 400,000,000 shares authorized at $0.001 par value 111,406,696 and 112,052,012 shares issued and outstanding at September 30, 2009 and 2008, respectively	111,000	112,000
Additional paid in capital	75,389,000	71,627,000
Other comprehensive income	2,456,000	2,485,000
Accumulated deficit	(68,322,000)	(54,141,000)
Total stockholders' equity	9,634,000	20,083,000
Total liabilities and stockholders' equity	$27,496,000	$32,787,000

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR ENERTECH CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
	2009	2008

Sales	$32,835,000	$29,412,000
Cost of sales	(33,876,000)	(33,104,000)
Gross loss	(1,041,000)	(3,692,000)

Operating expenses:
Selling, general and administrative	9,224,000	11,778,000
Research and development	700,000	702,000
Loss on debt extinguishment	527,000	4,240,000
Impairment loss on property and equipment	960,000	-
Total operating expenses	11,411,000	16,720,000

Operating loss	(12,452,000)	(20,412,000)

Other income (expense):
Interest income	16,000	87,000
Interest expense	(3,998,000)	(1,035,000)
Gain on change in fair market value of compound embedded derivative	770,000	13,767,000
Gain on change in fair market value of warrant liability	1,344,000	13,978,000
Other income (expense)	139,000	(846,000)
Net (loss) income	$(14,181,000)	$5,539,000

Net (loss) income per share - basic	$(0.16)	$0.07
Net (loss) income per share - diluted	$(0.16)	$(0.18)

Weighted average shares outstanding - basic	87,817,762	75,944,461
Weighted average shares outstanding - diluted	87,817,762	98,124,574

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR ENERTECH CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Other		Total	Total
	Common Stock		Additional Paid-	Comprehensive	Accumulated	Stockholders'	Comprehensive
	Number	Amount	In Capital	Income	Deficit	Equity	Loss

Balance at September 30, 2007	78,827,012	$79,000	$39,192,000	$592,000	$(59,680,000)	$(19,817,000)	$(59,088,000)
Issue of stock to settle outstanding notes	1,038,000	1,000	871,000	-	-	872,000	-
Issue of stock and warrants for cash	24,318,000	24,000	19,863,000	-	-	19,887,000	-
Stock-based compensation	-	-	5,619,000	-	-	5,619,000	-
Reversal of interest related to related party loan	-	-	83,000	-	-	83,000	-
Issue of stock for convertible notes	7,869,000	8,000	5,999,000	-	-	6,007,000	-
Currency translation adjustment	-	-	-	1,893,000	-	1,893,000	1,893,000
Net income for the year ended September 30, 2008	-	-	-	-	5,539,000	5,539,000	5,539,000

Balance at September 30, 2008	112,052,012	$112,000	$71,627,000	$2,485,000	$(54,141,000)	$20,083,000	$(51,656,000)
Stock-based compensation	-	-	3,446,000	-	-	3,446,000	-
Issue of stock for convertible notes	1,454,684	1,000	314,000	-	-	315,000	-
Cancellation of unvested restricted stock	(2,100,000)	(2,000)	2,000	-	-	-	-
Currency translation adjustment	-	-	-	(29,000)	-	(29,000)	(29,000)
Net loss for the year ended September 30, 2009	-	-	-	-	(14,181,000)	(14,181,000)	(14,181,000)

Balance at September 30, 2009	111,406,696	$111,000	$75,389,000	$2,456,000	$(68,322,000)	$9,634,000	$(65,866,000)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR ENERTECH CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2009	2008
Cash flows from operating activities:
Net (loss) income	$(14,181,000)	$5,539,000
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	2,308,000	1,359,000
Disposal loss on property and equipment	15,000	-
Stock-based compensation	3,446,000	5,619,000
Loss on debt extinguishment	527,000	4,240,000
Impairment loss on property and equipment	960,000	-
Amortization of note discount and deferred financing cost	3,298,000	144,000
Gain on change in fair market value of compound embedded derivative	(770,000)	(13,767,000)
Gain on change in fair market value of warrant liability	(1,344,000)	(13,978,000)
Changes in operating assets and liabilities:
Accounts receivable, net	(5,518,000)	(724,000)
Advance payments and other	2,371,000	3,981,000
Inventories, net	884,000	1,379,000
VAT receivable	2,097,000	(1,850,000)
Other receivable	321,000	(549,000)
Accounts payable, accrued liabilities and customer advance payment	4,132,000	(3,055,000)
Deposits	116,000	-
Accounts payable and accrued liabilities, related parties	196,000	1,481,000
Net cash used in operating activities	(1,142,000)	(10,181,000)

Cash flows from investing activities:
Acquisition of property and equipment	(419,000)	(9,499,000)
Proceeds from sales of property and equipment	36,000	-
Investment	-	(1,000,000)
Net cash used in investing activities	(383,000)	(10,499,000)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering cost	-	19,887,000
Net cash provided by financing activities	-	19,887,000

Effect of exchange rate on cash and cash equivalents	6,000	123,000
Net decrease in cash and cash equivalents	(1,519,000)	(670,000)
Cash and cash equivalents, beginning of period	3,238,000	3,908,000
Cash and cash equivalents, end of period	$1,719,000	$3,238,000

Cash paid:
Interest	$530,000	$1,138,000
Non-cash investing and financing activities:
Warrants issued to placement agent in connection with convertible notes	$-	$1,006,080
Warrants issued to note holders	$-	$19,563,167

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR ENERTECH CORP.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 SEPTEMBER 30, 2009

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Solar EnerTech Corp. was originally incorporated under the laws of the State of Nevada on July 7, 2004 as Safer Residence Corporation and was reincorporated to the State of Delaware on August 13, 2008 (“Solar EnerTech” or the “Company”).  The Company engaged in a variety of businesses until March 2006, when the Company began its current operations as a photovoltaic (“PV”) solar energy cell (“PV Cell”) manufacturer. The Company’s management decided that, to facilitate a change in business that was focused on the PV Cell industry, it was appropriate to change the Company’s name. A plan of merger between Safer Residence Corporation and Solar EnerTech Corp., a wholly-owned inactive subsidiary of Safer Residence Corporation, was approved on March 27, 2006, under which the Company was to be renamed “Solar EnerTech Corp.” On April 7, 2006, the Company changed its name to Solar EnerTech Corp.

The Company’s management in February 2008 decided that it was in the Company’s and its shareholders best interests to change the Company’s state of domicile from Nevada to Delaware (the “Reincorporation”).  On August 13, 2008, the Company, a Nevada entity at the time, entered into an Agreement and Plan of Merger with Solar EnerTech Corp., a Delaware corporation and wholly-owned subsidiary of the Nevada entity (the “Delaware Subsidiary”), whereby the Nevada entity merged with and into the Delaware Subsidiary in order to effect the Reincorporation. After the Reincorporation, the Nevada entity ceased to exist and the Company survived as a Delaware entity.

The Reincorporation was duly approved by both the Company’s Board of Directors and a majority of the Company’s stockholders at its annual meeting of stockholders held on May 5, 2008. On August 13, 2008, the Reincorporation was completed. The Reincorporation into Delaware did not result in any change to the Company’s business, management, employees, directors, capitalization, assets or liabilities.

On April 27, 2009, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with Jiangsu Shunda Semiconductor Development Co., Ltd. (“Jiangsu Shunda”) to form a joint venture in the United States by forming a new company, to be known as Shunda-SolarE Technologies, Inc. (the “Joint Venture Company”), in order to jointly pursue opportunities in the United States solar market. After its formation, the Joint Venture Company’s name was later changed to SET-Solar Corp.

Pursuant to the terms of the JV Agreement, Jiangsu Shunda owns 55% of the Joint Venture Company, the Company owns 35% of the Joint Venture Company and the remaining 10% of the Joint Venture Company is owned by the Joint Venture Company’s management.  The Joint Venture Company’s Board of Directors consist of five directors: three of the directors were nominated by Jiangsu Shunda and two of whom were nominated by the Company.  Furthermore, Mr. Yunda Ni, the President of Jiangsu Shunda, serves as the Joint Venture Company’s Chairman of the Board and Mr. Leo Shi Young, the Company’s Chief Executive Officer serves as the Joint Venture Company’s Vice Chairman of the Board.  Jiangsu Shunda is responsible for managing the Joint Venture Company in China and the Company is responsible for the managing the Joint Venture Company in the United States.  The JV Agreement is valid for 18 months. As of September 30, 2009, due to the foreign currency controls imposed by the PRC government, Jiangsu Shunda and the Company have not contributed any capital to the Joint Venture Company and no equity interest has been issued to either Jiangsu Shunda or the Company.

NOTE 2 — LIQUIDITY AND GOING CONCERN ISSUES

The Company has incurred significant net losses and has had negative cash flows from operations during each period from inception through September 30, 2009 and has an accumulated deficit of approximately $68.3 million at September 30, 2009. For the fiscal year ended September 30, 2009, the Company had negative operating cash flows of approximately $1.1 million and incurred a net loss of approximately $14.2 million. As of September 30, 2009, the Company had outstanding convertible notes with a principal balance of $11.6 million consisting of $2.5 million in principal amount of Series A Convertible Notes (the “Series A Notes”) and $9.1 million in principal amount of Series B Convertible Notes (the “Series B Notes”), which were recorded at carrying amount at $3.1 million, collectively known as the “Notes”. These Notes bear interest at 6% per annum and are due on March 7, 2010. The Company only had approximately $1.7 million in cash and cash equivalents on hand as of September 30, 2009. The conditions described raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on the assumption that it will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Since April 2009, significant steps were taken to reach operational profitability including securing key new contracts, which will generate increased sales volumes. In addition, the Company engaged in various cost cutting programs and renegotiated most of the contacts to reduce operating expenses. Due to the above and the decrease in raw material prices, specifically silicon wafer prices, the Company has been generating positive gross margins starting in the third quarter of fiscal year 2009.

As discussed in “Note 16-Subsequent Events”, all of the Notes will automatically be converted into shares and the terms of the warrants issued in conjunction with the Notes will be amended. The Company believes that the successful completion of the conversion, along with our existing cash resources and the cash expected to be generated from operations during fiscal year 2010 will be sufficient to meet the Company’s projected operating requirements through at least the next twelve months and enable it to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Accounting

Prior to August 19, 2008, the Company operated its business in the People’s Republic of China through Infotech Hong Kong New Energy Technologies, Limited (“Infotech HK”) and Solar EnerTech (Shanghai) Co., Ltd (“Infotech Shanghai” and together with Infotech HK, “Infotech”). While the Company did not own Infotech, the Company’s financial statements have included the results of the financials of each of Infotech HK and Infotech Shanghai since these entities were wholly-controlled variable interest entities of the Company through an Agency Agreement dated April 10, 2006 by and between the Company and Infotech (the “Agency Agreement”). Under the Agency Agreement the Company engaged Infotech to undertake all activities necessary to build a solar technology business in China, including the acquisition of manufacturing facilities and equipment, employees and inventory. The Agency Agreement continued through April 10, 2008 and then on a month to month basis thereafter until terminated by either party.

To permanently consolidate Infotech with the Company through legal ownership, the Company acquired Infotech at a nominal amount on August 19, 2008 through a series of agreements. In connection with executing these agreements, the Company terminated the original agency relationship with Infotech.

The Company had previously consolidated the financial statements of Infotech with its financial statements pursuant to FASB ASC 810-10 “Consolidations”, formerly referenced as FASB Interpretation No. 46(R),  due to the agency relationship between the Company and Infotech and, notwithstanding the termination of the Agency Agreement, the Company continues to consolidate the financial statements of Infotech with its financial statements since Infotech became a wholly-owned subsidiary of the Company as a result of the acquisition.

The Company’s consolidated financial statements include the accounts of Solar EnerTech Corp. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

Currency and Foreign Exchange

The Company’s functional currency is the Renminbi as substantially all of the Company’s operations are in China. The Company’s reporting currency is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are converted into U.S. dollars in accordance with FASB ASC 830, “Foreign Currency Matters,” formerly referenced as SFAS No. 52, “Foreign Currency Translation”, and are included in determining net income or loss.

For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies into U.S. dollars at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements are recognized in the consolidated financial statements. Translation adjustments resulting from the process of translating the local currency consolidated financial statements into U.S. dollars are included in determining comprehensive loss.

Property and Equipment

The Company’s property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:

Useful Life (Years)
Office equipment	3 to 5
Machinery	10
Production equipment	5
Automobiles	5
Furniture	5
Leasehold improvement	the shorter of the lease term or 5 years

Expenditures for maintenance and repairs that do not improve or extend the lives of the related assets are expensed to operations. Major repairs that improve or extend the lives of the related assets are capitalized.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Market is defined principally as net realizable value. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs. Inventory in-transit is included in finished goods and consists of products shipped but not recognized as revenue because it does not meet the revenue recognition criteria. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Warranty Cost

The Company provides product warranties and accrues for estimated future warranty costs in the period in which the revenue is recognized. The Company’s standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Company therefore maintains warranty reserves to cover potential liabilities that could arise from its warranty obligations and accrues the estimated costs of warranties based primarily on management’s best estimate. The Company has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules and will prospectively revise its actual rate to the extent that actual warranty costs differ from the estimates. As of September 30, 2009 and 2008, the Company’s warrant liability was $515,000 and $252,000, respectively. The Company’s warranty costs for the fiscal years ended September 30, 2009 and 2008 were $263,000 and $248,000, respectively. The Company did not make any warranty payments during the fiscal years ended September 30, 2009 and 2008.

Impairment of Long Lived Assets

The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such factors and circumstances exist, management compares the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying values. Impairment, if any, is measured as the excess of the carrying value over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. During fiscal year ended September 30, 2009 the Company recorded an impairment loss on property and equipment of approximately $960,000 to reflect the idle machinery which could not meet the quality requirements and cannot be put into mass production. No loss on property and equipment impairment was recorded during fiscal year ended September 30, 2008.

Investments

Investments in an entity where the Company owns less than twenty percent of the voting stock of the entity and does not exercise significant influence over operating and financial policies of the entity are accounted for using the cost method. Investments in the entity where the Company owns twenty percent or more but not in excess of fifty percent of the voting stock of the entity or less than twenty percent and exercises significant influence over operating and financial policies of the entity are accounted for using the equity method. The Company has a policy in place to review its investments at least annually, to evaluate the carrying value of the investments in these companies. The cost method investment is subject to impairment assessment if there are identified events or changes in circumstance that may have a significant adverse affect on the fair value of the investment. If the Company believes that the carrying value of an investment is in excess of estimated fair value, it is the Company’s policy to record an impairment charge to adjust the carrying value to the estimated fair value, if the impairment is considered other-than-temporary.

On August 21, 2008, the Company entered into an equity purchase agreement in which it acquired two million shares of common stock of 21-Century Silicon for $1.0 million in cash. On August 21, 2008, the two million shares acquired by the Company constituted approximately 7.8% of 21-Century Silicon’s outstanding equity.

As of September 30, 2009, the Company accounted for the investment in 21-Century Silicon at cost amounting to $1.0 million. On March 5, 2009, the Emerging Technology Fund, created by the State of Texas had invested $3.5 million in 21-Century Silicon to expedite innovation and commercialization of research. As of September 30, 2009, the two million shares acquired by the Company have been diluted and constituted approximately 5.5% of 21-Century Silicon’s outstanding equity. In October 2009, the Company’s core management team, the Chief Executive Officer and Chief Financial Officer, visited the new manufacturing site of 21-Century Silicon. The Company performed an impairment assessment during the meeting and determined that the investment was not impaired.

Income Taxes

The Company files federal and state income tax returns in the United States for its United States operations, and files separate foreign tax returns for its foreign subsidiary in the jurisdictions in which this entity operates. The Company accounts for income taxes under the provisions of FASB ASC 740, “Income Taxes”, formerly referenced as SFAS No. 109, “Accounting for Income Taxes”.

Under the provisions of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between their financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation Allowance

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Unrecognized Tax Benefits

Effective on October 1, 2007, the Company adopted the provisions related to uncertain tax position under FASB ASC 740, “Income Taxes”, formerly referenced as FIN 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”.  Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority based solely on the technical merits of the associated tax position.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company also elected the accounting policy that requires interest and penalties to be recognized as a component of tax expense. The Company classifies the unrecognized tax benefits that are expected to result in payment or receipt of cash within one year as current liabilities, otherwise, the unrecognized tax benefits will be classified as non-current liabilities. Additionally, this guidance provides guidance on de-recognition, accounting in interim periods, disclosure and transition.

Derivative Financial Instruments

FASB ASC 815, “Derivatives and Hedging”, formerly referenced as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in the Company’s structured borrowings, are separately valued and accounted for on the balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

FASB ASC 815 requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under FASB ASC 815 guidance, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations.

The Company’s management used market-based pricing models to determine the fair values of the Company’s derivatives. The model uses market-sourced inputs such as interest rates, exchange rates and volatilities. Selection of these inputs involves management’s judgment and may impact net income.

The method used to estimate the value of the compound embedded derivatives (“CED”) as of each valuation date was a Monte Carlo simulation. Under this method the various features, restrictions, obligations and option related to each component of the CED were analyzed and spreadsheet models of the net expected proceeds resulting from exercise of the CED (or non-exercise) were created. Each model is expressed in terms of the expected timing of the event and the expected stock price as of that expected timing.

Because the potential timing and stock price may vary over a range of possible values, a Monte Carlo simulation was built based on the possible stock price paths (i.e., daily expected stock price over a forecast period). Under this approach an individual potential stock price path is simulated based on the initial stock price on the measurement date, and the expected volatility and risk free interest rate over the forecast period. Each path is compared against the logic described above for potential exercise events and the present value (or non-exercise which result in $0 value) recorded. This is repeated over a significant number of trials, or individual stock price paths, in order to generate an expected or mean value for the present value of the CED.

Fair Value of Warrants

The Company’s management used the binomial valuation model to value the warrants issued in conjunction with convertible notes entered into in March 2007. The model uses inputs such as implied term, suboptimal exercise factor, volatility, dividend yield and risk free interest rate. Selection of these inputs involves management’s judgment and may impact estimated value. Management selected the binomial model to value these warrants as opposed to the Black-Scholes-Merton model primarily because management believes the binomial model produces a more reliable value for these instruments because it uses an additional valuation input factor, the suboptimal exercise factor, which accounts for expected holder exercise behavior which management believes is a reasonable assumption with respect to the holders of these warrants.

Stock-Based Compensation

On January 1, 2006, Solar EnerTech began recording compensation expense associated with stock options and other forms of employee equity compensation in accordance with FASB ASC 718, “Compensation – Stock Compensation”, formerly referenced as SFAS 123R, “Share-Based Payment”.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The following assumptions are used in the Black-Scholes-Merton option pricing model:

Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding.

Expected Volatility — The Company’s expected volatilities are based on historical volatility of the Company’s stock, adjusted where determined by management for unusual and non-representative stock price activity not expected to recur. Due to the limited trading history, the Company also considered volatility data of guidance companies.

Expected Dividend — The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company currently pays no dividends and does not expect to pay dividends in the foreseeable future.

Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Estimated Forfeitures — When estimating forfeitures, the Company takes into consideration the historical option forfeitures over the expected term.

Revenue Recognition

The Company recognizes revenues from product sales in accordance with guidance in FASB ASC 605, “Revenue Recognition,” which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Where a revenue transaction does not meet any of these criteria it is deferred and recognized once all such criteria have been met. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

On a transaction by transaction basis, the Company determines if the revenue should be recorded on a gross or net basis based on criteria discussed in the Revenue Recognition topic of the FASB Subtopic 605-405, “Reporting Revenue Gross as a Principal versus Net as an Agent”. The Company considers the following factors to determine the gross versus net presentation: if the Company (i) acts as principal in the transaction; (ii) takes title to the products; (iii) has risks and rewards of ownership, such as the risk of loss for collection, delivery or return; and (iv) acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. The Company records its allowance for doubtful accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay.

Shipping and Handling Costs

The Company incurred shipping and handling costs of $239,000 and $191,000 for the fiscal years ended September 30, 2009 and 2008, respectively, which are included in selling expenses. Shipping and handling costs include costs incurred with third-party carriers to transport products to customers.

Research and Development Cost

Expenditures for research activities relating to product development are charged to expense as incurred. Research and development cost for the years ended September 30, 2009 and 2008 were $700,000 and $702,000, respectively.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive loss is reported in the consolidated statements of shareholder’s equity.  Other comprehensive income of the Company consists of cumulative foreign currency translation adjustments.

Segment Information

The Company identifies its operating segments based on its business activities. The Company operates within a single operating segment - the manufacture of solar energy cells and modules in China. The Company’s manufacturing operations and fixed assets are all based in China. The solar energy cells and modules are distributed to customers, located in Europe, Australia, North America and China.

During the fiscal years ended September 30, 2009 and 2008, the Company had four customers and one customer, respectively that accounted for more than 10% of net sales.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on previously reported results of operations.

Recent Accounting Pronouncements

On September 30, 2009, the Company adopted Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification TM and The Hierarchy of Generally Accepted Accounting Principles (“ASC” or “Codification” – a replacement of FASB Statement No. 162). The Codification became the source of authoritative generally accepted accounting principles recognized by the Financial Accounting Standards Board (“FASB”) to be applied by nongovernmental entities. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the consolidated financial statements by providing references to the ASC topics.

In February 2007, the FASB issued FASB ASC 825, “Financial Instruments”, formerly referenced as Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which provides companies with an option to report selected financial assets and liabilities at fair value. FASB ASC 825 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  FASB ASC 825 was effective for fiscal years beginning after November 15, 2007.  The Company did not elect to report any of its financial assets or liabilities at fair value, and as a result, the adoption of FASB ASC 825 had no material impact on its financial and results of operations.

In December 2007, the FASB issued FASB ASC 805, “Business Combination”, formerly referenced as SFAS No. 141 (revised), “Business Combinations”. FASB ASC 805 changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. FASB ASC 805 is effective for the first annual reporting period beginning on or after December 15, 2008. Thus, FASB ASC 805 will be effective for the Company on October 1, 2009, with early adoption prohibited. The Company is evaluating the potential impact of the implementation of FASB ASC 805 on its financial position and results of operations.

In December 2007, the FASB issued FASB ASC 810, “Consolidation”, formerly referenced as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. FASB ASC 810 changes the accounting for non-controlling (minority) interests in consolidated financial statements, including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, FASB ASC 810 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. FASB ASC 810 is effective for the first annual reporting period beginning on or after December 15, 2008. Thus, FASB ASC 810 will be effective for the Company on October 1, 2009, with early adoption prohibited. The Company is evaluating the potential impact of the implementation of FASB ASC 810 on its financial position and results of operations.

In December 2007, an update was made to FASB ASC 808-10, “Collaborative Arrangements”, formerly referenced as EITF Consensus for Issue No. 07-1, “Accounting for Collaborative Arrangements” which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This guidance also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and will be effective for the Company on October 1, 2009. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2008, an update was made to FASB ASC 860, “Transfers and Servicing”, formerly referenced as FASB Staff Position No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” that addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one linked” transaction. FASB ASC 860 includes a rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. This update will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. This update will be effective to the Company after the beginning of its fiscal year 2010. The Company is currently evaluating the impact of the adoption of FASB ASC 860 on the Company’s financial position and results of operations.

In March 2008, the FASB issued FASB ASC 815, “Derivatives and Hedging”, formerly referenced as SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. FASB ASC 815 requires additional disclosures related to the use of derivative instruments, the accounting for derivatives and how derivatives impact financial statements.  FASB ASC 815 is effective for fiscal years and interim periods beginning after November 15, 2008.  Thus, the Company adopted this standard on January 1, 2009. Since FASB ASC 815 only required additional disclosures, the adoption did not impact the Company’s financial position and results of operations.

In May 2008, an update was made to the FASB ASC 470, “Debt”, formerly referenced as FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement)”.  FASB ASC 470 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. As a result, the liability component would be recorded at a discount reflecting its below market coupon interest rate, and the liability component would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. This change in methodology will affect the calculations of net income and earnings per share, but will not increase the Company’s cash interest payments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and will be effective for the Company on October 1, 2009. Retrospective application to all periods presented is required and early adoption is prohibited. The Company is evaluating the potential impact of the implementation of FASB ASC 470 on its financial position and results of operations.

In June 2008, an update was made to the FASB ASC 718, “Compensation – Stock Compensation”, which concluded that all unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing basic and diluted earnings per share. This guidance is effective for fiscal years beginning after December 15, 2008. This guidance will be effective to the Company on October 1, 2009.  The Company is currently evaluating the requirement of this guidance as well as the impact of the adoption on its consolidated financial statements.

In November 2008, an update was made to the FASB ASC 323, “Investments – Equity Method and Joint Ventures”, which addresses the impact that FASB ASC 805, “Business Combination” and FASB ASC 810, “Consolidation” might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite lived intangible asset of an equity method investment should be performed and how to account for a change in an investment from the equity method to the cost method. This guidance is effective in fiscal periods beginning on or after December 15, 2008. This guidance will be effective to the Company on October 1, 2009.  The Company is currently assessing the impact of the adoption of the provisions of this guidance on its consolidated financial statements.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. During the quarter ended June 30, 2009, the Company adopted this guidance and did not have a significant impact on its consolidated financial statements.

In April 2009, an update was made to the FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this guidance during the quarter ended June 30, 2009. There was no significant impact on its consolidated financial statements as a result of adoption.

In April 2009, an update was made to the FASB ASC 320, “Investments – Debt and Equity Securities”, which introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. This update is effective for fiscal years and interim periods beginning after June 15, 2009.  The Company adopted the guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In May 2009, the FASB issued FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, “Subsequent Events” to establish general standards of accounting for and disclosure of subsequent events. FASB ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and to modify the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date (the issued date for public companies). FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted FASB ASC 855 during the quarter ended June 30, 2009. The adoption of FASB ASC 855 did not have a significant impact on the Company’s financial statement disclosures (see Note 16 – Subsequent Events).

In June 2009, the FASB issued FASB ASC 810-10, “Consolidation”, formerly referenced as SFAS No. 167, “Amendments to FASB Interpretations No. 46(R)”. FASB ASC 810-10 revises the approach to determining the primary beneficiary of a variable interest entity (“VIE”) to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. FASB ASC 810 is effective for interim and annual periods that begin after November 15, 2009. This guidance will be effective to the Company on January 1, 2010. The Company does not expect the adoption of FASB ASC 810-10 will have any impact on its results of operations and financial position as the Company does not have any VIEs.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, an update to ASC 820. This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU 2009-05. ASU 2009-05 is effective for the first interim or annual reporting period beginning after its issuance. This guidance will be effective to the Company on October 1, 2009. The Company does not expect the adoption of ASU 2009-05 to have a material effect on its financial statements.

NOTE 4 — FINANCIAL INSTRUMENTS

Concentration of Credit risk

The Company’s assets that are potentially subject to significant concentration of credit risk are primarily cash and cash equivalents, advance payments to suppliers and accounts receivable.

The Company maintains cash deposits with financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any losses in connection with these deposits and believes it is not exposed to any significant credit risk from cash. At September 30, 2009 and 2008, the Company had approximately $144,000 and $869,000, respectively in excess of insured limits.

Advance payments to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. During the financial crisis in 2008, the Company was generally required to make prepayments for some of its raw materials. The Company does not require collateral or other security against the prepayments to suppliers for raw materials.  In the event of a failure by the Company’s suppliers to fulfill their contractual obligations and to the extent that the Company is not able to recover its prepayments, the Company would suffer losses. The Company’s prepayments to suppliers have been steadily decreasing due to the change in the industry practice from requiring full cash advance to secure key raw material (silicon wafers) as a result of the financial crisis in 2008 to requiring less or no cash advance during fiscal year 2009 as the economy is recovering from the crisis. The economic crisis may affect the Company’s customers’ ability to pay the Company for its products that the Company has delivered.  If the customers fail to pay the Company for its products and services, the Company’s financial condition, results of operations and liquidity may be adversely affected.

Other financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivables.  Concentrations of credit risk with respect to accounts receivables are limited because a number of geographically diverse customers make up the Company’s customer base, thus spreading the trade credit risk.  The Company controls credit risk through credit approvals, credit limits and monitoring procedures.  The Company performs credit evaluations for all new customers but does not require collateral to support customer receivables. All of the Company’s customers have gone through a very strict credit approval process. The Company diligently monitors the customers’ financial position. Certain key customers have also been insured by China Export & Credit Insurance Company. Therefore, the credit risk in accounts receivable is controllable even though the Company has a relatively high accounts receivable balance. During the fiscal years ended September 30, 2009 and 2008, the Company had four customers and one customer, respectively that accounted for more than 10% of net sales.

Foreign exchange risk and translation

The Company may be subject to significant currency risk due to the fluctuations of exchange rates between the Chinese Renminbi, Euro and the United States dollar.

The local currency is the functional currency for the China subsidiary.  Assets and liabilities are translated at end of period exchange rates while revenues and expenses are translated at the average exchange rates in effect during the period.  Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. Included in other accumulated comprehensive income was a cumulative foreign currency translation adjustment loss of $29,000 and a cumulative foreign currency translation adjustment gain of $1.9 million at September 30, 2009 and 2008, respectively.   Foreign currency transaction gains and losses are included in earnings. For fiscal years ended September 30, 2009 and 2008, the Company recorded foreign exchange gain of $0.1 million and foreign exchange loss of $0.8 million, respectively.

NOTE 5 — ADVANCE PAYMENTS AND OTHER

At September 30, 2009 and 2008, advance payments and other consist of:

	September 30, 2009	September 30, 2008
Prepayment for raw materials	$698,000	$2,959,000
Others	101,000	216,000
Total advance payments and other	$799,000	$3,175,000

NOTE 6 — INVENTORY

At September 30, 2009 and 2008, inventory consists of:

	September 30, 2009	September 30, 2008
Raw materials	$1,708,000	$2,111,000
Work in process	945,000	145,000
Finished goods	1,342,000	2,630,000
Total inventories	$3,995,000	$4,886,000

NOTE 7 — PROPERTY AND EQUIPMENT

The Company depreciates its assets over their estimated useful lives. A summary of property and equipment at September 30, 2009 and 2008 is as follows

	September 30, 2009	September 30, 2008
Production equipment	$7,383,000	$5,564,000
Leasehold improvements	3,620,000	3,201,000
Automobiles	496,000	542,000
Office equipment	342,000	339,000
Machinery	2,749,000	2,170,000
Furniture	39,000	39,000
Construction in progress	22,000	2,915,000
Total property and equipment	14,651,000	14,770,000
Less: accumulated depreciation	(4,142,000)	(1,836,000)
Total property and equipment, net	$10,509,000	$12,934,000

Total depreciation expenses for the years ended September 30, 2009 and 2008 were $2.3 million and $1.4 million, respectively.

NOTE 8 — INCOME TAXES

The Company has no taxable income and no provision for federal and state income taxes is required for 2009 and 2008, except certain state minimum tax.

The Company conducts its business in the United States and in various foreign locations and generally is subject to the respective local countries’ statutory tax rates.

A reconciliation of the statutory federal rate and the Company’s effective tax rate for the fiscal years ended September 30, 2009 and 2008 are as follows:

	Year Ended September 30,
	2009	2008
U.S. federal taxes (benefit)
At statutory rate	34%	34%
Gain (loss) on derivative/warrant and other permanents	(5)%	(89)%
Stock-based compensation	(7)%	29%
Tax rate differences	(3)%	6%
Change in valuation allowance	(19)%	20%
Total	0%	0%

Significant components of the Company’s deferred tax assets and liabilities as of September 30, 2009 and 2008 are as follows:

	Year Ended September 30,
	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$5,678,000	$3,622,000
Stock-based compensation	1,093,000	390,000
Allowances and reserve	1,779,000	1,704,000
Depreciation and amortization	151,000	282,000
Total deferred tax assets	8,701,000	5,998,000
Less valuation allowance	(8,701,000)	(5,998,000)
Net deferred tax assets	$-	$-

As of September 30, 2009 and 2008, the Company had United States federal net operating loss carry forwards of approximately $5.7 million and $4.6 million, respectively. These net operating loss carry forwards will expire at various dates beginning in 2026 if not utilized. In addition, the Company had U.S. state net operating loss carry forwards of approximately $4.5 million and $0.3 million as of September 30, 2009 and 2008, respectively, and these losses will begin to expire at various dates beginning in 2018 if not utilized. In addition, the Company had foreign net operating loss carry forwards of approximately $14.0 million and $8.3 million as of September 30, 2009 and 2008, respectively. These net operating loss carryforwards will begin to expire in 2012 if not utilized.  The Company has no tax credit carry forwards.

As of September 30, 2009, due to the history of losses the Company has generated, the Company believes that it is more-likely-than-not that the deferred tax assets will not be realized. Therefore, the Company has a full valuation allowance on the Company’s deferred tax assets of $8.7 million, an increase of $2.7 million from September 30, 2008.  The current year change in valuation allowance is mainly due to (1) the increase of net operating loss and (2) an increase in the U.S. state tax rate after apportionment.

Utilization of the U.S. federal and state net operating loss carry forwards may be subject to substantial annual limitation due to certain limitations resulting from ownership changes provided by U.S. federal and state tax laws. The annual limitation may result in the expiration of net operating losses carryforwards and credits before utilization.

The Company has no undistributed foreign earnings as of September 30, 2009.

Under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to PRC income tax. If the PRC tax authorities determine that the Company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company’s PRC tax resident entities will be subject to the PRC income tax at a rate of 25%.

The Company’s operations are subject to income and transaction taxes in the United States and in certain foreign jurisdictions. Significant estimates and judgments are required in determining the Company’s worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

There are no ongoing examinations by taxing authorities at this time. The Company’s tax years starting from 2006 to 2008 remain open in various tax jurisdictions. The Company has not undertaken tax positions for which a reserve has been recorded. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions.

NOTE 9 — CONVERTIBLE NOTES

On March 7, 2007, Solar EnerTech entered into a securities purchase agreement to issue $17.3 million of secured convertible notes (the “Notes”) and detachable stock purchase warrants the “Series A and Series B Warrants”). Accordingly, during the quarter ended March 31, 2007, Solar EnerTech sold units consisting of:

•	$5.0 million in principal amount of Series A Convertible Notes and warrants to purchase 7,246,377 shares (exercise price of $1.21 per share) of its common stock;

•	$3.3 million in principal amount of Series B Convertible Notes and warrants to purchase 5,789,474 shares (exercise price of $0.90 per share) of its common stock ; and

•	$9.0 million in principal amount of Series B Convertible Notes and warrants to purchase 15,789,474 shares (exercise price of $0.90 per share) of its common stock.

These Notes bear interest at 6% per annum and are due in 2010. Under their original terms, the principal amount of the Series A Convertible Notes may be converted at the initial rate of $0.69 per share for a total of 7,246,377 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). Under their original terms, the principal amount of the Series B Convertible Notes may be converted at the initial rate of $0.57 per share for a total of 21,578,948 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest).

In connection with the issuance of the Notes and Series A and Series B Warrants, the Company engaged an exclusive advisor and placement agent (the “Advisor”) and issued warrants to the Advisor to purchase an aggregate of 1,510,528 shares at an exercise price of $0.57 per share and 507,247 shares at an exercise price of $0.69 per share, of the Company’s common stock (the “Advisor Warrants”). In addition to the issuance of the warrants, the Company paid $1,038,000 in commissions, an advisory fee of $173,000, and other fees and expenses of $84,025.

As of September 30, 2009, the Company had outstanding convertible notes with a principal balance of $11.6 million consisting of $2.5 million in principal amount of Series A Convertible Notes and $9.1 million in principal amount of Series B Convertible Notes. These outstanding notes were recorded at carrying value at $3.1 million as of September 30, 2009 and are due on March 7, 2010.

The Company evaluated the notes for derivative accounting considerations under FASB ASC 815 and determined that the notes contain two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative”). The compound embedded derivative is measured at fair value both initially and in subsequent periods. Changes in fair value of the compound embedded derivative are recorded in the account “gain (loss) on fair market value of compound embedded derivative” in the accompanying consolidated statements of operations.

The Series A and Series B Warrants (including the Advisor Warrants) are classified as a liability, as required by FASB ASC 480, “Distinguishing Liabilities from Equity”, formerly referenced as SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, due to the terms of the warrant agreement which contains a cash redemption provision in the event of a fundamental transaction. The warrants are measured at fair value both initially and in subsequent periods. Changes in fair value of the warrants are recorded in the account “gain (loss) on fair market value of warrant liability” in the accompanying consolidated statements of operations.

The following table summarizes the valuation of the Notes, the Series A and Series B Warrants (including the Advisor Warrants), and the Compound Embedded Derivative:

Amount
Proceeds of convertible notes	$17,300,000
Allocation of proceeds:
Fair value of warrant liability (excluding advisor warrants)	(15,909,000)
Fair value of compound embedded derivative liability	(16,600,000)
Loss on issuance of convertible notes	15,209,000
Carrying amount of notes at grant date	$-

Carrying amount of notes at September 30, 2007	$7,000
Amortization of note discount and conversion effect	78,000
Carrying amount of notes at September 30, 2008	85,000
Amortization of note discount and conversion effect	2,976,000
Carrying amount of notes at September 30, 2009	$3,061,000

Fair value of warrant liability at September 30, 2007	$17,390,000
Gain on fair market value of warrant liability	(13,978,000)
Fair value of warrant liability at September 30, 2008	3,412,000
Gain on fair market value of warrant liability	(1,344,000)
Fair value of warrant liability at September 30, 2009	$2,068,000

Fair value of compound embedded derivative at September 30, 2007	$16,800,000
Gain on fair market value of embedded derivative liability	(13,767,000)
Conversion of Series A and B Notes	(2,053,000)
Fair value of compound embedded derivative at September 30, 2008	980,000
Gain on fair market value of embedded derivative liability	(770,000)
Conversion of Series A and B Notes	(32,000)
Fair value of compound embedded derivative at September 30, 2009	$178,000

The value of the Series A and Series B Warrants (including the Advisor Warrants) was estimated using a binomial valuation model with the following assumptions:

	September 30, 2009	September 30, 2008
Implied term (years)	2.43	3.43
Suboptimal exercise factor	2.5	2.5
Volatility	106%	84%
Dividend yield	0%	0%
Risk free interest rate	1.15%	2.58%

In conjunction with March 2007 financing, the Company recorded total deferred financing cost of $2.5 million, of which $1.3 million represented cash payment and $1.2 million represented the fair market value of the Advisor Warrants. The deferred financing cost is amortized over the three year life of the notes using a method that approximates the effective interest rate method. The Advisor Warrants were recorded as a liability and adjusted to fair value in each subsequent period. As of September 30, 2009 and 2008, total unamortized deferred financing cost was $1.3 million and $1.8 million, respectively.

The method used to estimate the value of the compound embedded derivatives (“CED”) as of each valuation date was a Monte Carlo simulation. Under this method the various features, restrictions, obligations and option related to each component of the CED were analyzed and spreadsheet models of the net expected proceeds resulting from exercise (or non-exercise) of the CED were created. Each model is expressed in terms of the expected timing of the event and the expected stock price as of that expected timing.

Because the potential timing and stock price may vary over a range of possible values, a Monte Carlo simulation was built based on the possible stock price paths (i.e., daily expected stock price over a forecast period). Under this approach an individual potential stock price path is simulated based on the initial stock price on the measurement date and the expected volatility and risk free rate over the forecast period. Each path is compared against the logic describe above for potential exercise events and the present value (or non-exercise which result in $0 value) recorded. This is repeated over a significant number of trials, or individual stock price paths, in order to generate an expected or mean value for the present value of the CED.

The significant assumptions used in estimating stock price paths as of each valuation date are:

	September 30, 2009	September 30, 2008
Starting stock price (closing price on date preceding valuation date)	$0.28	$0.40
Annual volatility of stock	106.0%	84.2%
Risk free rate	0.18%	1.89%

Additional assumptions were made regarding the probability of occurrence of each exercise scenario, based on stock price ranges (based on the assumption that scenario probability is constant over narrow ranges of stock price). The key scenarios included public offering, bankruptcy and other defaults.

The material terms of the Notes are as follows:

Interest Payments

The Notes bear interest at 6% per annum and are due in 2010. Accrued interest is payable quarterly in arrears on each of January 1, April 1, July 1 and October 1,  beginning on the first such date after issuance, in cash or registered shares of common stock at the option of the Company. If the Company elects to pay any interest due in registered shares of the Company’s common stock: (i) the issuance price will be 90% of the 5-day weighted average price of the common stock ending on the day prior to the interest payment due date, (ii) the common stock shall have traded an average of at least 500,000 shares per day for each of the five trading days prior to the applicable due date, and (iii) a trigger event shall not have occurred.

Registration Rights (Series A Convertible Notes)

The Company and the holders of the Series A Convertible Notes entered into a “Registration Rights Agreement” on March 7, 2007. Among other things, the Company was obligated to do the following or incur liquidated damages upon failure:

•	File an initial registration statement within 45 days after closing (1.0% per month of the aggregate purchase price until such failure is cured);

•	Cause effectiveness of the registration statement within 120 days after closing (1.0% per month of the aggregate purchase price until such failure is cured);

•
Maintain effectiveness of the registration statement for the period in which the Notes and Warrants are issued and outstanding (1.0% per month of the aggregate purchase price until such failure is cured); or

•
File additional registration statements, as required for any shares cutback from the initial registration statement as a result of Rule 415(a) limitations (0.25% per month of the aggregate purchase price until such failure is cured commencing after 150 days after closing).

However, in no event shall the aggregate amount of all registration delay payments listed above (other than registration delay payments payable pursuant to events that are within the control of the Company) exceed, in the aggregate, 24% of the aggregate purchase price.

Failure to comply with the Registration Rights Agreement constitutes a trigger event and at the election of the holder may require redemption of the Series A Convertible Notes (see the discussion titled “Redemptions” below).

The Company has accounted for the Registration Rights Agreements related to the Series A Convertible Notes in accordance with FASB ASC 450, “Contingencies”, wherein the probability that a contingent obligation to make future payments or otherwise transfer consideration shall be recognized and measured separately.

The offering of the Series A convertible notes closed on March 7, 2007. According to the Registration Rights Agreement the Company signed in conjunction with this offering, a registration statement that included the common stock underlying the Series A convertible notes and the warrants issued in connection therewith was to be declared effective by the SEC no later than July 5, 2007. The registration statement the Company filed was declared effective in November 2007. However, this delay constitutes a triggering event which allows the holders, at their election, to require redemption of the notes. On December 14 and 17, 2007, the Company obtained waivers from Series A holders to waive the redemption rights relating to the delay of the SB-2 effective date.

Voting Rights

The holders of the Notes do not have voting rights under these agreements.

Dividends

Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the required holders.

Conversion

1)
At any time or times on or after the issuance date of the Notes, the holder is entitled to convert, at the holder’s sole discretion, any portion of the outstanding and unpaid conversion amount (principal, accrued and unpaid interest and accrued and unpaid late charges) into fully paid and non-assessable shares of common stock, at the conversion rate (as defined below).

2)
Forced Conversion. Upon thirty (30) days prior written notice to all of the holders, the Company shall have the right to call all, but not less than all, of the Notes for conversion at the conversion price (as defined below) provided that for each of the twenty (20) trading days immediately preceding the forced conversion date:

•	The Company’s common stock has closed at a price equal to or greater than 300% of the then applicable Series A conversion price, as described below;

•
There is either an effective registration statement providing for the resale of the shares of common stock underlying the Notes or all of the shares of common stock underlying the Notes may be resold pursuant to Rule 144(k) of the Securities Act without restriction; and

•	The common stock has traded an average of 500,000 shares per day.

Conversion Rate

The number of shares of common stock issuable upon conversion of the Notes is determined by dividing (x) the conversion amount (principal, interest and late charges accrued and unpaid), by (y) the then applicable conversion price (initially $0.69 for Series A Convertible Notes and $0.57 for Series B Convertible Notes, subject to adjustment as provided in the agreement). No adjustment in the conversion price of the Notes will be made in respect of the issuance of additional shares of common stock unless the consideration per share of an additional share of common stock issued or deemed to be issued by the Company is less than the conversion price of the Notes in effect on the date of, and immediately prior to, such issuance. Should the outstanding shares of common stock increase (by stock split, stock dividend, or otherwise) or decrease (by reclassification or otherwise), the conversion price of the Notes in effect immediately prior to the change shall be proportionately adjusted.

Redemptions

Each of the following events shall constitute a trigger event, permitting the holder the right of redemption:

1)
Series A Only – A failure relating to the registration statement (such as failure to file the registration statement within 45 days after the closing, the failure to have the registration statement declared effective within 150 days after the closing, or the failure to maintain the registration statement during the period which the securities are outstanding) that cannot be cured for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an allowable grace period);

2)
The suspension from trading or failure of the common stock to be listed on the principal market or an eligible market for a period of five (5) consecutive trading days or for more than an aggregate of ten (10) trading days in any 365-day period;

3)
The Company’s (A) failure to cure a conversion failure by delivery of the required number of shares of common stock within ten (10) trading days after the applicable conversion date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of common stock that is tendered in accordance with the provisions of the Notes;

4)
At any time following the tenth (10th ) consecutive business day that the holder’s authorized share allocation is less than the number of shares of common stock that the holder would be entitled to receive upon a conversion of the full conversion amount of the Notes (without regard to any limitations on conversion);

5)
The Company’s failure to pay to the holder any amount of principal (including, without limitation, any redemption payments), interest, late charges or other amounts when and as due under the Notes or any other transaction document (as defined in the securities purchase agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions to which the holder is a party, except, in the case of a failure to pay any interest and late charges when and as due, in which case only if such failure continues for a period of at least five (5) business days;

6)
A) The occurrence of any payment default or other default under any indebtedness of the Company or any of its subsidiaries that results in a redemption of or acceleration prior to maturity of $100,000 or more of such indebtedness in the aggregate, or (B) the occurrence of any material default under any indebtedness of the Company or any of its subsidiaries having an aggregate outstanding balance in excess of $100,000 and such default continues uncured for more than ten (10) business days, other than, in each case (A) or (B) above, or a default with respect to any other notes;

7)
The Company or any of its subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official, (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

8)
A court of competent jurisdiction enters an order or decree under any bankruptcy law that (A) is for relief against the Company or any of its subsidiaries in an involuntary case, (B) appoints a custodian of the Company or any of its subsidiaries or (C) orders the liquidation of the Company or any of its subsidiaries;

9)
A final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the holder with a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

10)
The Company breaches any representation, warranty, covenant or other term or condition of any transaction document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive business days;

11)	Any breach or failure in any respect to comply with the terms of the Notes; or

12)	Any trigger event that occurs with respect to any other obligations of the Company.

At any time after becoming aware of a trigger event, the holder may require the Company to redeem all or any portion of the Notes at an amount equal to any accrued and unpaid liquidated damages, plus the greater of (A) the conversion amount to be redeemed multiplied by the redemption premium (125% for trigger events described above in subparagraphs 1) to 4) and 9) to 12) above or 100% for other events), or (B) the conversion amount to be redeemed multiplied by the quotient of (i) the closing sale price at the time of the trigger event (or at the time of payment of the redemption price, if greater) divided by (ii) the conversion price, provided, however, (B) shall be applicable only in the event that a trigger event of the type specified above in subparagraphs 1), 2), 3) or 4) has occurred and remains uncured or the conversion shares otherwise could not be received or sold by the holder without any resale restrictions.

Change of Control

1)	Assumption. The Company may not enter into or be party to a Fundamental Transaction (as defined below) unless:

•	The successor entity assumes in writing all of the obligations of the Company under the Notes and related documents; and
•	The successor entity (including its parent entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an eligible market.

2)
Redemption Right. At any time during the period beginning on the date of the holder’s receipt of a change of control notice and ending twenty (20) trading days after the consummation of such change of control, the holder may require the Company to redeem all or any portion of the Notes in cash for an amount equal to any accrued and unpaid liquidated damages, plus the greater of (i) the product of (x) the conversion amount being redeemed and (y) the quotient determined by dividing (A) the greater of the closing sale price of the common stock immediately prior to the consummation of the change of control, the closing sale price immediately following the public announcement of such proposed change of control and the closing sale price of the common stock immediately prior to the public announcement of such proposed change of control by (B) the conversion price and (ii) 125% of the conversion amount being redeemed.

The material terms of the Series A and Series B Warrants are as follows:

Exercise of Series A and Series B Warrant and Exercise Price

The Series A and Series B Warrants may be exercised by the holder on any day on or after issuance, at the holder’s election in cash or, as to the Series A Warrants, the holder may decide to elect to receive upon such exercise the net number of shares of common stock pursuant to a cashless exercise based on a formula, considering the then current market value of the Company’s common stock, only if such shares issuable have not been registered.

If the Company issues or sells, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than a price equal to the exercise price in effect immediately prior to such issue or sale or deemed issuance or sale, then immediately after such dilutive issuance, the exercise price then in effect shall be reduced to an amount equal to the new issuance price. Upon each such adjustment of the exercise price, the number of warrant shares shall be adjusted to the number of shares of common stock determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of warrant shares acquirable upon exercise of the warrants immediately prior to such adjustment and dividing the product thereof by the exercise price resulting from such adjustment. In addition, the Company shall reduce the exercise price and increase the number of warrant shares proportionately in the event of a stock split, stock dividend or recapitalization.

In the event that the Company directly or indirectly consolidates, merges into another entity or allows another person to purchase more than 50% of the outstanding shares of common stock and that entity is a publicly traded corporation that does not assume the Series A and Series B Warrants (the “Fundamental Transaction”), then the holder may request the successor entity to pay cash to the holder equal to the Black-Scholes value of the remaining unexercised portion of warrants on the date of the Fundamental Transaction.

For the fiscal year ended September 30, 2009, $0.9 million of Series A and B Convertible Notes were converted into the Company’s common shares. The Company recorded a loss on debt extinguishment of $0.5 million as a result of the conversion based on the quoted market closing price of its common shares on the conversion dates.

For the fiscal year ended September 30, 2008, $4.9 million of Series A and B Convertible Notes were converted into the Company’s common shares. The Company recorded $4.6 million of loss on debt extinguishment from Series A and B Convertible Notes. This loss was offset by a gain on debt extinguishment from settlement agreement with Coach Capital LLC in the amount of $0.4 million.  The net amount of $4.2 million loss on debt extinguishment is included in the Consolidated Statements of Operations.

The loss on debt extinguishment is computed at the conversion dates as follow:

	Fiscal Years Ended
	September 30, 2009	September 30, 2008
Fair value of the common shares	$316,000	$6,009,000
Unamortized deferred financing costs associated with the converted notes	140,000	712,000
Fair value of the CED liability associated with the converted notes	(33,000)	(2,053,000)
Accreted amount of the notes discount	104,000	(54,000)
Loss on debt extinguishment	$527,000	$4,614,000

As discussed in “Note 2 – Liquidity and Going Concern Issue” and “Note 16 – Subsequent Events”, the terms of the Series A and Series B Convertible Notes have been amended.

NOTE 10 — STOCKHOLDERS’ EQUITY

Common stock issued for repayment of loans

During the quarter ended December 31, 2007, the Company was informed by Thimble Capital that it had assigned the note payable of $100,000 due from the Company to Coach Capital LLC. The Company was also informed by Infotech Essentials Ltd. that it had assigned the note payable of $450,000 due from the Company to Coach Capital LLC.

On December 20, 2007, the Company entered into a settlement agreement with Coach Capital LLC to settle all outstanding notes payable in the amount of $1.2 million and related interest in exchange for the issuance of the Company’s common stock. The share price stated in the settlement agreement was $1.20 per share. The Company’s shares of common stock were valued at $0.84 per share, the closing price, on December 20, 2007. As a result, the Company recorded a gain on extinguishment of debt of approximately $0.4 million.

Warrants

During March 2007, in conjunction with the issuance of $17,300,000 in convertible debt, the board of directors approved the issuance of Warrants to purchase shares of the Company’s common stock. Under their original terms, the 7,246,377 Series A warrants and the 21,578,948 Series B warrants are exercisable at $1.21 and $0.90, respectively and expire in March 2012. In addition, in March 2007, as additional compensation for services as placement agent for the convertible debt offering, the Company issued the Advisor Warrants, which entitle the placement agent to purchase 507,247 and 1,510,528 shares of the Company’s common stock at exercise prices of $0.69 and $0.57 per share, respectively. The Advisor Warrants expire in March 2012.

The Series A and Series B Warrants (including the Advisor Warrants) are classified as a liability in accordance with FASB ASC 480, “Distinguishing Liabilities from Equity”, due to the terms of the warrant agreements which contain cash redemption provisions in the event of a fundamental transaction, which provide that the Company would repurchase any unexercised portion of the warrants at the date of the occurrence of the fundamental transaction for the value as determined by the Black-Scholes Merton valuation model. As a result, the warrants are measured at fair value both initially and in subsequent periods. Changes in fair value of the warrants are recorded in the account “gain (loss) on fair market value of warrant liability” in the accompanying Consolidated Statements of Operations.

Additionally, in connection with the offering all of the Company’s Series A and Series B warrant holders waived their full ratchet anti-dilution and price protection rights previously granted to them in connection with the Company’s March 2007 convertible note and warrant financing.

On January 12, 2008, the Company sold 24,318,181 shares of its common stock and 24,318,181 Series C warrants (the “Series C Warrants”) to purchase shares of common stock for an aggregate purchase price of $21.4 million in a private placement offering to accredited investors. Under its original terms, the exercise price of the Series C Warrants is $1.00 per share. The warrants are exercisable for a period of 5 years from the date of issuance of the Series C Warrants.

For the services in connection with this closing, the placement agent and the selected dealer, Knight Capital Markets, LLC and Ardour Capital Investments, received an aggregate of a 6.0% cash commission, a 1.0% advisory fee and warrants to purchase 1,215,909 shares of common stock at $0.88 per share, exercisable for a period of 5 years from the date of issuance of the warrants. The net proceeds from issuing common stock and Series C warrants in January 2008 after all the financing costs were $19.9 million and were recorded in additional paid in capital and common stock. Neither the shares of common stock nor the shares of common stock underlying the warrants sold in this offering were granted registration rights.

There were no warrant activities during the fiscal year ended September 30, 2009, therefore the total outstanding warrant as of September 30, 2009 remains the same as of September 30, 2008. A summary of outstanding warrant as of September 30, 2009 is as follows:

	Number of Shares	Exercise Price ($)	Recognized as
Granted in connection with convertible notes — Series A	7,246,377	1.21	Discount to notes payable
Granted in connection with convertible notes — Series B	21,578,948	0.90	Discount to notes payable
Granted in connection with placement service	507,247	0.69	Deferred financing cost
Granted in connection with placement service	1,510,528	0.57	Deferred financing cost
Granted in connection with common stock purchase — Series C	24,318,181	1.00	Additional paid in capital
Granted in connection with placement service	1,215,909	0.88	Additional paid in capital
Outstanding at September 30, 2009	56,377,190

At September 30, 2009, the range of warrant prices for shares under warrants and the weighted-average remaining contractual life is as follows:

Warrants Outstanding and Exercisable
			Weighted-
		Weighted-	Average
Range of		Average	Remaining
Warrant	Number of	Exercise	Contractual
Exercise Price	Warrants	Price	Life
$0.57-$0.69	2,017,775	$0.60	2.46
$0.88-$1.00	47,113,038	$0.95	2.91
$1.21	7,246,377	$1.21	2.44

As discussed in “Note 2 – Liquidity and Going Concern Issue” and “Note 16 – Subsequent Events”, the terms of the Series A, Series B and Series C Warrants have been amended.

Restricted Stock

On August 19, 2008, Mr. Leo Young, the Company’s Chief Executive Officer, entered into a Stock Option Cancellation and Share Contribution Agreement with Jean Blanchard, a former officer, to provide for (i) the cancellation of a stock option agreement by and between Mr. Young and Ms. Blanchard dated on or about March 1, 2006 and (ii) the contribution to the Company by Ms. Blanchard of the remaining 25,250,000 shares of common stock underlying the cancelled option agreement.

On the same day, an Independent Committee of the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”) providing for the issuance of 25,250,000 shares of restricted common stock to be granted to the Company’s employees pursuant to forms of restricted stock agreements.

The 2008 Plan provides for the issuance of a maximum of 25,250,000 shares of restricted stock in connection with awards under the 2008 Plan. The 2008 Plan is administered by the Company’s Compensation Committee, a subcommittee of the Company’s Board of Directors, and has a term of 10 years. Restricted stock vest over a three year period and unvested restricted stock are forfeited and cancelled as of the date that employment terminates. Participation is limited to employees, directors and consultants of the Company and its subsidiaries and other affiliates. During any period in which shares acquired pursuant to the 2008 Plan remain subject to vesting conditions, the participant shall have all of the rights of a stockholder of the Company holding shares of stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.  If a participant terminates his or her service for any reason (other than death or disability), or the participant’s service is terminated by the Company for cause, then the participant shall forfeit to the Company any shares acquired by the participant which remain subject to vesting Conditions as of the date of the participant’s termination of service. If a participant’s service is terminated by the Company without cause, or due to the death or disability of the participant, then the vesting of any restricted stock award shall be accelerated in full as of the effective date of the participant’s termination of service.

The following table summarizes the activity of the Company’s unvested restricted stock units as of September 30, 2009 and changes during the fiscal years ended September 30, 2009, is presented below:

	Restricted Stocks
		Weighted-
	Number of	average grant-
	shares	date fair value
Unvested as of September 30, 2008	25,250,000	$0.62
Restricted stocks canceled	(2,100,000)	0.62

Unvested as of September 30, 2009	23,150,000	$0.62

The total unvested restricted stock as of September 30, 2009 and 2008 were 23,150,000 and 25,250,000 shares, respectively.

Stock-based compensation expense for restricted stock for the fiscal years ended September 30, 2009 and 2008 were $2.5 million and $0.6 million, respectively. As of September 30, 2009, the total unrecognized compensation expense net of forfeitures relate to unvested awards not yet recognized is $5.3 million and is expected to be amortized over a weighted average period of 1.9 years.

Options

Amended and Restated 2007 Equity Incentive Plan

In September 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”) that allows the Company to grant non-statutory stock options to employees, consultants and directors. A total of 10 million shares of the Company’s common stock are authorized for issuance under the 2007 Plan. The maximum number of shares that may be issued under the 2007 Plan will be increased for any options granted that expire, are terminated or repurchased by the Company for an amount not greater than the holder’s purchase price and may also be adjusted subject to action by the stockholders for changes in capital structure. Stock options may have exercise prices of not less than 100% of the fair value of a share of stock at the effective date of the grant of the option.

On February 5, 2008, the Board of Directors of the Company adopted the Amended and Restated 2007 Equity Incentive Plan (the “Amended 2007 Plan”), which increases the number of shares authorized for issuance from 10 million to 15 million shares of common stock and was to be effective upon approval of the Company’s stockholders and upon the Company’s reincorporation into the State of Delaware.

On May 5, 2008, at the Company’s Annual Meeting of Stockholders, the Company’s stockholders approved the Amended 2007 Plan.  On August 13, 2008, the Company reincorporated into the State of Delaware. As of September 30, 2009 and 2008, 12,060,000 and 7,339,375 shares of common stock, respectively remain available for future grants under the Amended 2007 Plan.

These options vest over various periods up to four years and expire no more than ten years from the date of grant. A summary of activity under the Amended 2007 Plan is as follows:

	Option Available For Grant	Number of Option Outstanding	Weighted Average Fair Value Per Share	Weighted Average Exercise Price Per Share
Balance at September 30, 2007	2,700,000	7,300,000	$0.66	$1.20
Additional shares reserved	5,000,000	—	—	—
Options granted	(870,000)	870,000	$0.37	$0.61
Options cancelled	509,375	(509,375)	$0.42	$0.85
Balance at September 30, 2008	7,339,375	7,660,625	$0.39	$0.62
Options granted	(500,000)	500,000	$0.13	$0.20
Options cancelled	5,220,625	(5,220,625)	$0.39	$0.62
Balance at September 30, 2009	12,060,000	2,940,000	$0.32	$0.55

The total fair value of shares vested during fiscal years 2009 and 2008 were $246,000 and $726,000, respectively.

At September 30, 2009 and 2008, 2,940,000 and 7,660,625 options were outstanding, respectively and had a weighted-average remaining contractual life of 6.98 years and 9.03 years, respectively. Of these options, 2,333,127 and 3,477,506 shares were vested and exercisable on September 30, 2009 and 2008, respectively.  The weighted-average exercise price and weighted-average remaining contractual term of options currently exercisable were $0.62 and 6.36 years, respectively.

The fair values of employee stock options granted during the fiscal years ended September 30, 2009 and 2008 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended September 30,
	2009	2008
Volatility	97.0%	99.2%
Expected dividend	0.0%	0.0%
Risk-free interest rate	1.68%	2.42%
Expected term in years	3.9	2.8
Weighted-average fair value	$0.13	$0.35

On May 9, 2008, the Compensation Committee of the Board of Directors of the Company authorized the repricing of all outstanding options issued to current employees, directors, officers and consultants prior to February 5, 2008 under the 2007 Plan to $0.62, determined in accordance with the 2007 Plan as the closing price for shares of Common Stock on the Over-the-Counter Bulletin Board on the date of the repricing.

The Company repriced a total of 7,720,000 shares of Common Stock underlying outstanding options. The other terms of the options, including the vesting schedules, remained unchanged as a result of the repricing. Total additional compensation expense on non-vested options relating to the May 9, 2008 repricing is approximately $0.4 million which will be expensed ratably over the remaining vesting period. Additional compensation expense on vested options relating to the May 9, 2008 repricing is approximately $0.3 million which was fully expensed as of June 30, 2008. The repriced options had originally been issued with $0.94 to $1.65 per share option exercise prices, which prices reflected the then current market prices of the Company’s stock on the dates of original grant. As a result of the recent sharp reduction in the Company’s stock price, our Board of Directors believed that such options no longer would properly incentivize our employees, officers, directors and consultants who held such options to work in the best interests of our Company and stockholders.

In accordance with the provisions of FASB ASC 718, the Company has recorded stock-based compensation expense of $3.4 million and $5.6 million for the fiscal years ended September 30, 2009 and 2008, respectively, which include the compensation effect for the options repriced and restricted stock. The stock-based compensation expense is based on the fair value of the options at the grant date.  The Company recognized compensation expense for share-based awards based upon their value on the date of grant amortized over the applicable service period, less an allowance estimated future forfeited awards.

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, codified in FASB ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value to measure assets and liabilities, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value. FASB ASC 820 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FASB ASC 820 does not expand or require any new fair value measures. FASB ASC 820 is effective for fiscal years beginning after November 15, 2007. In December 2007, the FASB agreed to a one year deferral of FASB ASC 820’s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company adopted FASB ASC 820 on October 1, 2008, which had no effect on the Company’s financial position, operating results or cash flows.

FASB ASC 820 defines fair value and establishes a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Under FASB ASC 820, the inputs used to measure fair value must be classified into one of three levels as follows:

Level 1 -	Quoted prices in an active market for identical assets or liabilities;
Level 2 -
Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The Company’s liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of September 30, 2009:

		Quoted prices in
	Fair Value at	active markets		Significant
	September 30,	for identical	Significant other	unobservable
	2009	assets	observable inputs	inputs
		(Level 1)	(Level 2)	(Level 3)

Derivative liabilites	$178,000	-	-	$178,000
Warrant liabilities	2,068,000	-	-	2,068,000

Total liabilities	$2,246,000	-	-	$2,246,000

The Company’s valuation techniques used to measure the fair values of the derivative liabilities and warrant liabilities were derived from management’s assumptions or estimations and are discussed in Note 9 – Convertible Notes.

The carrying values of cash and cash equivalents, accounts receivable, accrued expenses, accounts payable, accrued liabilities and amounts due to related party approximate fair value because of the short-term maturity of these instruments. The Company does not invest its cash in auction rate securities. The carrying values of the Company’s derivative liabilities and warrant liabilities approximate fair value (see Note 9 – Convertible Notes) for the methods and assumptions used in the fair value estimation.

At September 30, 2009 and 2008, the carrying value of the Company’s convertible notes was $3.1 million and $0.1 million, respectively. These notes bear interest at 6% per annum and are due on March 7, 2010. Warrants were issued in connection with the issuance of the notes, and the warrants are measured at fair value both initially and in subsequent periods. The notes contain two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative”), which are measured at fair value both initially and in subsequent periods (see Note 9 – Convertible Notes). The fair value of the convertible notes can be determined based on the fair value of the entire financial instrument. However, it was not practicable to estimate the fair value of the convertible notes because the Company has to incur excessive costs to estimate the fair value.

NOTE 12 — NET (LOSS) INCOME PER SHARE

The following table presents the computation of basic and diluted net (loss) income per share applicable to common stockholders:

	Year Ended September 30,
	2009	2008

Calculation of net (loss) income per share - basic:

Net (loss) income	$(14,181,000)	$5,539,000
Weighted-average number of common shares outstanding	87,817,762	75,944,461
Net (loss) income per share - basic	$(0.16)	$0.07

Calculation of net (loss) income per share - diluted:

Net (loss) income	$(14,181,000)	$5,539,000
Less: Gain on change in fair market value of compound embedded derivative	-	(13,767,000)
Interest expense on convertible notes	-	1,035,000
Less: Gain on change in fair market value of advisor warrants	-	(982,000)
Less: Gain on change in fair market value of Series B warrants	-	(9,870,000)
Net (loss) income assuming dilution	$(14,181,000)	$(18,045,000)

Weighted-average number of common shares outstanding	87,817,762	75,944,461
Effect of potentially dilutive securities:
Warrants issued to advisors	-	388,866
Convertible notes	-	20,962,588
Series B Warrants	-	828,659
Weighted-average number of common shares outstanding assuming dilution	87,817,762	98,124,574

Net (loss) income per share - diluted	$(0.16)	$(0.18)

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Operating lease

The Company leases several of its facilities under operating leases.

Minimum payments under these leases are as follows:

Fiscal Year Ended September 30,	Amount
2010	$656,000
2011	234,000
2012	118,000
2013	-
2014	-
After 2014	-

Total	$1,008,000

Rent expense under operating leases was $0.8 million and $0.8 million in fiscal years 2009 and 2008, respectively.

Research and development commitment

Pursuant to a joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, Solar EnerTech is committed to fund the establishment of laboratories and completion of research and development activities. The Company committed to invest no less than RMB5 million each year for the first three years and no less than RMB30 million cumulatively for the first five years. The following table summarizes the commitments in U.S. dollars based upon a translation of the RMB amounts into U.S. dollars at an exchange rate of 6.8290 as of September 30, 2009.

Year	Amount
2010	$2,667,000
2011	1,113,000

Total	$3,780,000

The Company intends to increase research and development spending as it grows its business. The payment to Shanghai University will be used to fund program expenses and equipment purchase. Due to the delay in the progress of research and development activities, the amount of $1.7 million originally committed to be paid during fiscal years 2009 and 2008 has not been paid as of September 30, 2009, as Shanghai University has not incurred the additional costs to meet its research and development milestones and therefore has not made the request for payments. If the Company fails to make payments, when requested, it is deemed to be a breach of the agreement. If the Company is unable to correct the breach within the requested time frame, Shanghai University could seek compensation up to an additional 15% of the total committed amount. As of September 30, 2009, the Company is not in breach as it has not received any compensation request from Shanghai University.

The agreement is for shared investment in research and development on fundamental and applied technology in the fields of semi-conductive photovoltaic theory, materials, cells and modules. The agreement calls for Shanghai University to provide equipment, personnel and facilities for joint laboratories. The Company will provide funding, personnel and facilities for conducting research and testing. Research and development achievements from this joint research and development agreement will be available to both parties. The Company is entitled to intellectual property rights including copyrights and patents obtained as a result of this research.

Expenditures under this agreement will be accounted for as research and development expenditures under FASB ASC 730, “Research and Development” and expensed as incurred.

NOTE 14 — RELATED PARTY TRANSACTIONS

At September 30, 2009 and September 30, 2008, the accounts payable and accrued liabilities, related party balance was $5.6 million and $5.5 million, respectively. The $5.6 million accrued liability represents $4.6 million of compensation expense related to the Company’s obligation to withhold tax upon exercise of stock options by Mr. Young in the fiscal year 2006 and the related interest and penalties, and $1.0 million of indemnification provided by the Company to Mr. Young  for any liabilities he may incur as a result of previous stock options granted to him by Ms. Blanchard, a former officer, in conjunction with the purchase of Infotech on August 19, 2008.

On April 27, 2009, the Company entered into a Joint Venture Agreement with Jiangsu Shunda Semiconductor Development Co., Ltd. to form a joint venture in the United States by forming a new company, to be known as Shunda-SolarE Technologies, Inc., in order to jointly pursue opportunities in the United States solar market. After its formation, the Joint Venture Company’s name was later changed to SET-Solar Corp. As of September 30, 2009, the Company had advanced SET-Solar Corp $136,000 in cash.

NOTE 15 — FOREIGN OPERATIONS

The Company identifies its operating segments based on its business activities. The Company operates within a single operating segment, the manufacture of solar energy cells and modules in China.

The Company’s manufacturing operations and fixed assets are all based in China. The Company’s sales occurred in Europe, Australia, North America and China.

NOTE 16 — SUBSEQUENT EVENTS

On January 7, 2010, the Company entered into a Series A and Series B Notes Conversion Agreement with the holders of Notes representing at least seventy-five percent of the aggregate principal amounts outstanding under the Notes to restructure the terms of the Notes. Pursuant to the terms of the Conversion Agreement, the Notes will be automatically converted into shares of the Company’s common stock at a conversion price of $0.15 per share and be amended to eliminate the maximum ownership percentage restriction prior to such conversion.  Under the Conversion Agreement, the Notes have been amended and election has been taken such that all outstanding principal, all accrued but unpaid interest, and all accrued and unpaid Late Charges (as defined in the Notes) with respect to all of the outstanding Notes have been automatically converted into shares of the Company’s common stock at a conversion price per share of common stock of $0.15 effective as of January 7, 2010.  As of the Conversion Date, no further payments are owing or payable under the Notes.  As of the Conversion Date, each Note no longer represents a right to receive any cash payments (including, but not limited to, interest payments) and only represents a right to receive the shares of common stock into which such Note has been automatically converted into.

In connection with the Conversion, on January 7, 2010, the Company entered into an Amendment to the Series A, Series B and Series C Warrants with the holders of at least a majority of the common stock underlying each of its outstanding Series A Warrants, Series B Warrants and Series C Warrants (collectively the “PIPE Warrants”). The Warrant Amendment reduces the exercise price for all of the PIPE Warrants from $1.21, $0.90 and $1.00, respectively, to $0.15, removes certain maximum ownership provisions and removes anti-dilution provisions for lower-priced security issuances.

Pursuant to the Conversion Agreement after the closing Conversion, the Company shall issue to its employees additional options to purchase shares of its common stock equal to approximately 30% of each employee’s pre-closing option holdings to provide for additional equity incentive on account for the dilution upon conversion of the Notes and re-pricing of the PIPE Warrants. These additional options shall be priced at $0.15 per share.

This Conversion Agreement resulted in modifications or exchanges of Notes and PIPE Warrants, which should be accounted for pursuant to FASB ASC 470-50, “Debt/Modifications and Extinguishment” formerly referenced as EITF Consensus for Issue No. 96-19, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”, and FASB ASC 470-50, “Debt/Modifications and Extinguishment” formerly referenced as EITF Consensus for Issue No. 06-06, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. Given the significant reduction on the exercise price from $0.57 and $0.69, respectively per share to $0.15 per share, the modification is likely to be considered substantial, and therefore the Notes are considered extinguished. Given the significant reduction on the exercise price from $1.21, $0.90 and $1.00, respectively, per share to $0.15 per share, the modification is likely to be considered substantial, and therefore the liability associated with the PIPE Warrants at the pre Conversion Agreement exercise price is considered extinguished and will be replaced with the liability associated with the PIPE Warrants at the post Conversion Agreement exercise price, which will be recorded at fair value. As of the date of the annual report, the Company has not performed the valuation of the Notes and their related compound embedded derivatives and warrants immediately before the modification, and therefore cannot compute the gain or loss for the extinguishment of the Notes. However, assuming that the assumptions for the valuation of the compound embedded derivatives and warrants remain the same as of the date immediately before the modification, the Company’s preliminary estimation of the potential loss from the extinguishment of the Notes and the amendment of the PIPE Warrants is to be at least $7.8 million (unaudited).

Pursuant to SFAS 165, as codified in ASC 855, “Subsequent Events”, the Company has reviewed all subsequent events and transactions that occurred through January 12, 2010, which is the date the Company’s Annual Report (Form 10-K) was filed with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than placement agent fees.  All amounts shown are estimates except the SEC registration fee.  The following expenses will be borne solely by us.

SEC registration fee	$499.10
FINRA fees	[●]	*
Legal fees and expenses	[●]	*
Accounting fees and expenses	[●]	*
Printing expenses	[●]	*
Miscellaneous expenses	[●]	*
Total	$ [●]

*To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (“DGCL”), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that the company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the company) by reason of the fact that the person is or was a director, officer, agent or employee of the company or is or was serving at the company’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the company as well. but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the company, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Article Eight of our Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL.

The indemnification provision contained in our Certificate of Incorporation is not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

Our bylaws provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) we are permitted to indemnify our other employees and agents to the extent that we indemnify our officers and directors; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding, subject to certain exceptions; and (4) the rights conferred in our bylaws are not exclusive.

We have entered into indemnification agreements with our current and past directors and officers. The indemnification agreements provide for indemnification and advancement of expenses to our directors and officers under certain circumstances for acts or omissions to the extent permissible under Delaware law. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The foregoing descriptions are only general summaries.

Item 15.	Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1.
On August 17, 2010, we issued 335,909 shares of our common stock as accrued interest to the holder of our Series B-1 convertible note. These shares were exempt from any registration requirement under the Securities Act pursuant to Section 3(a)(9) of the Securities Act and Rule 144 promulgated under the Securities Act.

2.
On July 1, 2010, we issued 209,549 shares of our common stock as accrued interest to the holder of our Series B-1 convertible note. These shares were exempt from any registration requirement under the Securities Act pursuant to Section 3(a)(9) of the Securities Act and Rule 144 promulgated under the Securities Act.

3.
On June 16, 2010, we issued 168,749 shares of our common stock as accrued interest to the holder of our Series B-1 convertible note. These shares were exempt from any registration requirement under the Securities Act pursuant to Section 3(a)(9) of the Securities Act and Rule 144 promulgated under the Securities Act.

4.
On March 19, 2010, we issued a Series B-1 convertible note with a principal amount of $1.8 million to a creditor which is an accredited investor along with 666,666 shares of our common stock plus 283,498 shares of our common stock as accrued interest on the creditor’s previously-existing note as a settlement of an outstanding dispute regarding the effectiveness of our previous Series B notes conversion and warrant amendment.

5.	On February 1, 2010, we issued 400,000 shares of our common stock to our financial advisors who are accredited investors in consideration of financial advisory services provided.

6.	On January 11, 2008, we sold 24,318,181 share of our common stock and issued warrants to purchase up to 24,318,181 shares of our common stock to accredited investors.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.  In addition, the issuance of securities described in paragraph 2 and 3 above were issued in reliance upon exemptions from registration pursuant to Section 3(9) under the Securities Act of 1933, as amended, and Rule 144 promulgated under the Securities Act.  The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits.

2.1
Agreement and Plan of Merger with Solar EnerTech Corp., a Nevada corporation and our predecessor in interest, dated August 13, 2008, incorporated by reference from Exhibit 2.1 to our Form 8-K filed on August 14, 2008.

3.1	Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to our Form 8-K filed on August 14, 2008.

3.2	By-laws, incorporated by reference from Exhibit 3.2 to our Form 8-K filed on August 14, 2008.

4.1	Specimen Common Stock Certificate, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on August 14, 2008.

4.2	Form of Notice of Repricing, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on May 13, 2008.

4.3	Form of Warrant.*

5.1	Opinion of DLA Piper LLP (US)*

10.1	Exchange Agreement effective March 19, 2010, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on March 22, 2010.

10.2	Series B-1 Convertible Note issued effective March 19, 2010, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on March 22, 2010.

10.3	Series A and Series B Notes Conversion Agreement dated January 7, 2010, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on January 11, 2010.

10.4	Amendment to the Series A, Series B and Series C Warrants dated January 7, 2010, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on January 11, 2010.

10.5	Form of Series A Warrant dated as of March 7, 2007, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on March 8, 2007.

10.6	Form of Series B Warrant dated as of March 7, 2007, incorporated by reference from Exhibit 10.5 to our Form 8-K filed on March 8, 2007.

10.7	Form of Series C Warrant dated as of January 11, 2008, incorporated by reference from Exhibit 10.30 to our Form 8-K filed on January 16, 2008.

10.8
Amended and Restated Executive Employment, Incentive, and Severance Agreement dated January 7, 2010 between the Company and Leo Shi Young, incorporated by reference from Exhibit 10.3 to our Form 8-K filed on January 11, 2010. †

10.9	Amended and Restated Employment Agreement dated January 7, 2010 between the Company and Steve Mao Ye, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on January 11, 2010. †

10.10	Voting Agreement dated January 7, 2010 with The Quercus Trust and Leo Shi Young, incorporated by reference from Exhibit 10.5 to our Form 8-K filed on January 11, 2010.

10.11
Joint Venture Agreement between the Company and Jiangsu Shunda Semiconductor Development Co., Ltd. effective April 27, 2009, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on May 1, 2009.

10.12
Stock Purchase Agreement, dated August 19, 2008 between the Company and China New EnerTech, Inc. and Solar EnerTech (Shanghai) Co., Ltd., incorporated by reference from Exhibit 10.1 to our Form 8-K filed on August 19, 2008.

10.13	2008 Restricted Stock Plan established effective as of August 19, 2008, incorporated by reference from Exhibit 10.3 to our Form 8-K filed on August 19, 2008. †

10.14	Forms of Restricted Stock Agreement, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on August 19, 2008. †

10.15	Form of Indemnity Agreement, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on August 14, 2008. †

10.16	Amended and Restated 2007 Equity Incentive Plan, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on August 14, 2008. †

10.17	Notice of Grant and Stock Option Agreement (For Participant Resident in the United States of America), incorporated by reference from Exhibit 10.3 to our Form 8-K filed on September 27, 2007. †

10.18	Notice of Grant and Stock Option Agreement (For Participant Resident in The Peoples Republic of China), incorporated by reference from Exhibit 10.4 to our Form 8-K filed on September 27, 2007. †

10.19
Form of Securities Purchase Agreement between the Company and certain Buyers (as defined therein) dated as of January 11, 2008, incorporated by reference from Exhibit 10.29 to our Form 8-K filed on January 16, 2008.

10.20
Form of Securities Purchase Agreement between the Company and certain Buyers (as defined therein) dated as of March 7, 2007, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on March 8, 2007.

10.21
Joint R&D Laboratory Agreement between Solar EnerTech (Shanghai) Co., Ltd. and Shanghai University dated December 15, 2006, incorporated by reference from Exhibit 10.19 to our Form SB-2 filed on April 23, 2007.

10.22
Lease Agreement between Solar EnerTech, Ltd. and Shanghai Jin Qiao Technology Park, Ltd. commenced on February 20, 2006, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on May 12, 2006.

10.23	Engagement letter agreement dated [•], 2010 by and between the Company and Rodman & Renshaw, LLC.*

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young Hua Ming.

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).

24.1	Power of Attorney of officers and directors of Solar EnerTech Corp. (included in signature page).

*	To be filed by amendment.
†	Indicates a management contract or any compensatory plan, contract, or arrangement.

Item 17.	Undertakings.

A.	The undersigned Registrant hereby undertakes that:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act.

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
For the purpose of determining any liability under the Securities, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

C.
Each prospectus filed pursuant to Rule 424(b)(§230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

D.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) or under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

E.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California on August 25, 2010.

SOLAR ENERTECH CORP.

By:	/s/ Leo Shi Young
Leo Shi Young
President and Chief Executive Officer

POWER OF ATTORNEY

Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints Leo Shi Young and Steve Mao Ye, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	President and Chief Executive Officer	August 25, 2010
/s/ Leo Shi Young	(Principal Executive Officer)
Leo Shi Young

	Chief Financial Officer (Principal	August 25, 2010
/s/ Steve Mao Ye	Financial and Principal Accounting
Steve Mao Ye	Officer)

	Director	August 25, 2010
/s/ David Anthony
David Anthony

	Director	August 25, 2010
/s/ David Field
David Field

EXHIBIT INDEX

2.1
Agreement and Plan of Merger with Solar EnerTech Corp., a Nevada corporation and our predecessor in interest, dated August 13, 2008, incorporated by reference from Exhibit 2.1 to our Form 8-K filed on August 14, 2008.

3.1	Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to our Form 8-K filed on August 14, 2008.

3.2	By-laws, incorporated by reference from Exhibit 3.2 to our Form 8-K filed on August 14, 2008.

4.1	Specimen Common Stock Certificate, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on August 14, 2008.

4.2	Form of Notice of Repricing, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on May 13, 2008.

4.3	Form of Warrant.*

5.1	Opinion of DLA Piper LLP (US)*

10.1	Exchange Agreement effective March 19, 2010, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on March 22, 2010.

10.2	Series B-1 Convertible Note issued effective March 19, 2010, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on March 22, 2010.

10.3	Series A and Series B Notes Conversion Agreement dated January 7, 2010, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on January 11, 2010.

10.4	Amendment to the Series A, Series B and Series C Warrants dated January 7, 2010, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on January 11, 2010.

10.5	Form of Series A Warrant dated as of March 7, 2007, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on March 8, 2007.

10.6	Form of Series B Warrant dated as of March 7, 2007, incorporated by reference from Exhibit 10.5 to our Form 8-K filed on March 8, 2007.

10.7	Form of Series C Warrant dated as of January 11, 2008, incorporated by reference from Exhibit 10.30 to our Form 8-K filed on January 16, 2008.

10.8
Amended and Restated Executive Employment, Incentive, and Severance Agreement dated January 7, 2010 between the Company and Leo Shi Young, incorporated by reference from Exhibit 10.3 to our Form 8-K filed on January 11, 2010. †

10.9	Amended and Restated Employment Agreement dated January 7, 2010 between the Company and Steve Mao Ye, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on January 11, 2010. †

10.10	Voting Agreement dated January 7, 2010 with The Quercus Trust and Leo Shi Young, incorporated by reference from Exhibit 10.5 to our Form 8-K filed on January 11, 2010.

10.11
Joint Venture Agreement between the Company and Jiangsu Shunda Semiconductor Development Co., Ltd. effective April 27, 2009, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on May 1, 2009.

10.12
Stock Purchase Agreement, dated August 19, 2008 between the Company and China New EnerTech, Inc. and Solar EnerTech (Shanghai) Co., Ltd., incorporated by reference from Exhibit 10.1 to our Form 8-K filed on August 19, 2008.

10.13	2008 Restricted Stock Plan established effective as of August 19, 2008, incorporated by reference from Exhibit 10.3 to our Form 8-K filed on August 19, 2008. †

10.14	Forms of Restricted Stock Agreement, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on August 19, 2008. †

10.15	Form of Indemnity Agreement, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on August 14, 2008. †

10.16	Amended and Restated 2007 Equity Incentive Plan, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on August 14, 2008. †

10.17	Notice of Grant and Stock Option Agreement (For Participant Resident in the United States of America), incorporated by reference from Exhibit 10.3 to our Form 8-K filed on September 27, 2007. †

10.18	Notice of Grant and Stock Option Agreement (For Participant Resident in The Peoples Republic of China), incorporated by reference from Exhibit 10.4 to our Form 8-K filed on September 27, 2007. †

10.19
Form of Securities Purchase Agreement between the Company and certain Buyers (as defined therein) dated as of January 11, 2008, incorporated by reference from Exhibit 10.29 to our Form 8-K filed on January 16, 2008.

10.20
Form of Securities Purchase Agreement between the Company and certain Buyers (as defined therein) dated as of March 7, 2007, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on March 8, 2007.

10.21
Joint R&D Laboratory Agreement between Solar EnerTech (Shanghai) Co., Ltd. and Shanghai University dated December 15, 2006, incorporated by reference from Exhibit 10.19 to our Form SB-2 filed on April 23, 2007.

10.22
Lease Agreement between Solar EnerTech, Ltd. and Shanghai Jin Qiao Technology Park, Ltd. commenced on February 20, 2006, incorporated by reference from Exhibit 4.1 to our Form 8-K filed on May 12, 2006.

10.23	Engagement letter agreement dated [•], 2010 by and between the Company and Rodman & Renshaw, LLC.*

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young Hua Ming.

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).

24.1	Power of Attorney of officers and directors of Solar EnerTech Corp. (included in signature page).

*	To be filed by amendment.
†	Indicates a management contract or any compensatory plan, contract, or arrangement.